SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                       For January 3, 2001 -  June 5, 2001



                             NORTRAN PHARMACEUTICALS
          ---------------------------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
          ---------------------------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
          ---------------------------------------------------------------



                     CIK #  0001036141     FILE NO. 0-29338
          ---------------------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F      [X]                   Form 40-F     [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes            [X]                  No             [ ]

                                    FORM 6-K
                                TABLE OF CONTENTS

                       For January 3, 2001 - June 5, 2001

                          NORTRAN PHARMACEUTICALS INC.

                       File No. 0-29338, CIK #  0001036141


Exhibit 1     Press Release - January 16, 2001 (Strategic Re-focus)

Exhibit 2     Material Change Form - January 16, 2001

Exhibit 3 Press Release - January 30, 2001 (Drug Effective in Atrial Arrhythmia Model)

Exhibit 4     Material Change Form - January 31, 2001

Exhibit 5     Press Release - February 14, 2001 (Appoints New CSO)

Exhibit 6     Material Change Form - February 13, 2001

Exhibit 7     Notice of the meeting and record date (issued by transfer agent)

Exhibit 8     Advance Notice of Annual General Meeting

Exhibit 9     Press Release - April 3, 2001 (Year-End Results)

Exhibit 10    Press Release - April 12, 2001 (Initiates Phase I Study for
              RSD1235)

Exhibit 11    Supplemental Mailing List Return Card

Exhibit 12    Notice of Annual General Meeting

Exhibit 13    Information Circular

Exhibit 14    Form Proxy

Exhibit 15    Material Change Form - April 12, 2001

Exhibit 16    Confirmation of Mailing of AGM Material

Exhibit 17    Certificate re dissemination to shareholders

Exhibit 18    Annual Report, Audited Annual Financial Statements and MD&A

Exhibit 19    Press Release - April 27, 2001 (First Quarter Results)

Exhibit 20    First Quarterly Interim Financial Statements

Exhibit 21    Material Change Form  - April 27, 2001 (First Quarter Results)

Exhibit 22    Confirmation of Mailing of First Quarterly Financial Statements

Exhibit 23    Cover letter re Annual Information Form (issued by Catalyst)

Exhibit 24    Annual report on Form 20-F/A

Exhibit 1

                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                        TSE: NRT, CDNX: NRT, NASD BB: NTRDF


            NORTRAN ANNOUNCES STRATEGIC RE-FOCUS AND NEW APPOINTMENT
            --------------------------------------------------------

Vancouver, Canada, January 16, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today that its future activities will focus exclusively in the cardiac area. Nortran currently has three distinct programs in the cardiac arrhythmia area and will target other cardiac indications in the future. Nortran also announced that Dr. Barry Johnson has joined the company as Director of Pharmacology. Dr. Johnson has extensive experience in cardiovascular research, including ion channel structure and function.

Drugs used to treat cardiovascular disease are the world's largest-selling category, with 1999 sales of US $70 billion. Many important cardiac medical needs remain unmet. Current drugs for treating cardiac arrhythmia have serious side effects that severely limit their use. Nortran is focused on finding antiarrhythmic drugs that are both safe and effective. The chemistry and pharmacology expertise developed in that way has been amplified by an extensive network of external collaborators, and all these resources can be usefully focused on other cardiac targets. From its inception, Nortran's primary focus has been in the cardiac area as exemplified by its antiarrhythmia programs.

"Nortran is excited about this increased focus in the cardiac area. Nortran is well positioned to succeed in this area with a recent partnership, a drug about to enter clinical trials, and a healthy cash position." said Bob Rieder, President. "Nortran's initial strategy was to spread risk among multiple therapeutic areas. The new strategic focus will spread risk within the cardiac area."

This strategic re-focus follows Nortran's negative results in its recent phase II clinical trial for its anti-cough drug.

"Any future work done in the cough area will be contingent on partnering that program," continued Rieder. "Because our cough drug has a novel mechanism of action, we believe that a deal is possible."

Nortran recently announced a partnership agreement with AstraZeneca covering its RSD1122 antiarrhythmia program and expects to begin clinical trials in its RSD1235 antiarrhythmia program in the near future. Nortran is also working on a pre-clinical program to create an antiarrhythmic drug targeted at the atrial selective Kv1.5 ion channel. All three programs are focused on the estimated US $3 billion market opportunity in cardiac arrhythmia.


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran's cash resources reported at August 31, 2000 were $10 million, sufficient for almost two years operation at the current spending rate. Key milestones in 2001 include Phase 1 clinical testing in Nortran's RSD1235 program, achievement by AstraZeneca of the first milestone in the RSD1122 program, and a further corporate partnership.

Nortran has expanded its scientific team with the appointment of Dr. Barry Johnson as director of Pharmacology. Dr. Johnson joins Nortran from the department of Physiology and Neurobiology at the University of Connecticut, where he served as a professor since 1998. At U of C, Dr. Johnson spearheaded a laboratory focused on regulation of voltage-gated calcium channels by the cytoskeleton. He also maintained multiple collaborations and has authored several scientific papers, the most recent publication in Nature on the regulation of cell movement mediated by calcium channels.

"Barry is an extraordinary addition to the Nortran scientific team," said Dr. Greg Beatch, Vice-President of Research. "Barry brings extensive knowledge in the area of ion channels which will be extremely beneficial in the discovery and development of this new cardiac drug strategy. His depth of experience will be important to the company's ability to move rapidly into the next stages of cardiac drug discovery."

Nortran Pharmaceuticals is a drug discovery company focused on cardiovascular applications of ion channel modulating drugs. In its program to treat life-threatening cardiac arrythmia, Nortran has developed several drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. The company recently achieved one of its most significant corporate milestones by signing the licensing agreement with AstraZeneca PLC.

ON BEHALF OF THE BOARD

/s/ Bob Rieder

Bob Rieder
President & Chief Executive Officer


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 2

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27
                                 SECURITIES ACT
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            January 16, 2001

Item 3.     PRESS RELEASE

            January 16, 2001 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer's future activities will focus exclusively in the cardiac area. The Issuer also announced the appointment of Dr. Barry Johnson as director of pharmacology.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated January 16, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Christina Yip
            Title:         Chief Financial Officer and Secretary
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 18th day of January, 2001.

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:


                                           /s/ Christina Yip
                                           ---------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 3


                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                                 TSE: NRT,   NASD BB: NTRDF

NORTRAN DRUG EFFECTIVE IN
-------------------------
ATRIAL ARRHYTHMIA MODEL
-----------------------

Vancouver, Canada, January 30, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today that its clinical candidate, RSD1235, showed efficacy in terminating atrial fibrillation (AF). The study evaluated the efficacy of RSD1235 in a canine model of AF. The studies were performed at the Montreal Heart Institute under the guidance of Dr. Stanley Nattel, MD.

"RSD1235 is extremely effective at terminating vagal atrial fibrillation. It is probably the most effective compound we have tested to date," said Dr. Nattel. "The drug has a novel and potentially very interesting profile of anti-AF action."

In the study, RSD1235 was administered at increasing doses to 9 subjects with induced atrial fibrillation. The objective was to terminate the fibrillation. Administration of RSD1235 terminated atrial fibrillation in all subjects in a dose dependent manner, with half terminated at a dose of 1mg/kg and 90% terminated at 2mg/kg. The time required for termination decreased successively with each dose, indicating that both efficacy and speed of conversion are dose dependent.

The study showed no change in an important cardiac ECG parameter, the QT interval. Prolongation of the QT interval is an important indicator of potential side effects of anti-fibrillatory drugs. In previous canine safety studies, RSD1235 was administered to each subject once daily at various doses repeated over 14 days. At approximately 10 times the effective dose there were no adverse events observed.

"These results reinforce our intention to take RSD1235 forward into clinical development." said Bob Rieder, President. "RSD1235 has a novel mechanism of action, has now proven effective in four different animal species, and has an attractive safety profile. We are excited about putting this drug into clinical trials in order to demonstrate safety and efficacy in humans."

Atrial fibrillation is the most common sustained cardiac arrhythmia. It represents the largest part of the overall arrhythmia market with major-market sales of US $1 billion in 1999. Current drugs to treat atrial fibrillation have serious, sometimes-fatal side effects. A drug that satisfies this major unmet medical need has an estimated total market potential of US $2 billion or more.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's RSD1235 acute-use antiarrhythmic program is about to enter the clinical testing phase. The KV1.5 program is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is traded on the Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 4

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27
                                 SECURITIES ACT
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            January 31, 2001

Item 3.     PRESS RELEASE

            January 31, 2001 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer's clinical candidate, RSD1235, showed efficacy in terminating atrial fibrillation (AF). The study evaluated the efficacy of RSD1235 in a canine model of AF.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated January 30, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Christina Yip
            Title:         Chief Financial Officer and Secretary
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of January, 2001.

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:


                                           /s/ Christina Yip
                                           ---------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 5


                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                                 TSE: NRT,   NASD BB: NTRDF

NORTRAN APPOINTS NEW CSO AND DIRECTOR
-------------------------------------

Vancouver, Canada, February 14, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today that it has appointed Dr. Alan M. Ezrin as Chief Scientific Officer (CSO). Dr. Ezrin has extensive R&D and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin also joins the board of directors of Nortran, adding valuable industry and clinical experience.

"Nortran is positioning itself as a world-leader in the treatment of heart disease," said Bob Rieder, President. "Dr. Ezrin's extensive knowledge and experience in cardiac drug discovery and development will be a great asset to Nortran and I am happy to welcome him to our team."

Following a decade in the pharmaceutical industry, Dr. Ezrin joined Glycomed Inc. as assistant Vice-President of Development focusing on carbohydrate based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting CEO and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trails and extended the patent portfolio, resulting in a publicly traded, product driven company.

"Nortran's chemistry, pharmacology and electrophysiology resources are rare in the biotech sector, even for companies that are much larger," said Dr. Ezrin. "In combination with the RSD1235 drug candidate for atrial arrhythmias, these resources make Nortran a great place to apply my knowledge and experience. I look forward to contributing to Nortran's success."

Dr. Ezrin received his doctoral degree in Pharmacology with an emphasis in cellular biophysics and electrophysiology at the University of Miami School of Medicine. Following a post-doctoral fellowship in paediatric cardiology he joined Sterling Drugs Inc. Over a twelve year tenure, he held various scientific and managerial roles, successfully leading the international R&D efforts in antiarrhythmic drug development from screening through clinical development. His expertise in drug development over the last 19 years covers diverse areas including extensive patents and publications in the fields of arrhythmia, congestive heart failure, ion channel function, thrombosis, shock, numerous non-cardiology programs, and high throughput screening.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's RSD1235 acute-use antiarrhythmic program is about to enter the clinical testing phase. The KV1.5 program is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is traded on the Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 6

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27
                                 SECURITIES ACT
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            February 13, 2001

Item 3.     PRESS RELEASE

            February 13, 2001 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer has appointed Dr. Alan M. Ezrin as Chief Scientific Officer and to its board.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated February 13, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Christina Yip
            Title:         Chief Financial Officer and Secretary
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of February, 2001.

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:


                                           /s/ Christina Yip
                                           ---------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 7

                         PACIFIC CORPORATE TRUST COMPANY
                          10th Floor - 625 Howe Street
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                              Fax: (604) 689 - 8144



March 14, 2001

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2


Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:          Nortran Pharmaceuticals Inc.
                  (Cusip 66877L104)
Meeting:          Annual General Meeting
Record Date:      April 10, 2001
Meeting Date:     May 25, 2001

If you require further information, please contact:

                  /s/ Heather Davey


                  Heather Davey
                  Pacific Corporate Trust Company


cc: Alberta Securities Commission         cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission        cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission    cc: Northwest Territory
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Nunavut
cc: Toronto Stock Exchange

Exhibit 8


                          NORTRAN PHARMACEUTICALS INC.

                    ADVANCE NOTICE OF ANNUAL GENERAL MEETING
                    ----------------------------------------


NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Nortran Pharmaceuticals Inc. (the "Company") will be held on Monday, May 28, 2001, at which time it is intended that directors of the Company will be elected for the ensuing year.

Written nominations for directors signed by members holding in the aggregate not less than 10% of the issued common shares of the Company, which are the only shares having the right to vote at the meeting, are hereby invited. If any such nomination is delivered to the registered office of the Company at 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent to the members by the management of the Company with the notice convening the meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act. No additional qualifications are imposed by the articles of the Company.

DATED March 29, 2001.

NORTRAN PHARMACEUTICALS INC.

Per:

/s/ Robert W. Rieder

Robert W. Rieder
President and Chief Executive Officer

Exhibit 9


                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                                 TSE: NRT,   NASD BB: NTRDF

               NORTRAN ANNOUNCES FISCAL YEAR-END 2000 RESULTS
               ----------------------------------------------

Vancouver, Canada, April 3, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today its financial results for the fiscal year ended November 30, 2000. Nortran incurred a net loss of $4,496,038 or $0.12 per common share for the fiscal year ended November 30, 2000. These results compare with a net loss of $4,451,320 ($0.16 per common share) and $5,168,419 ($0.19 per common share)
for the years ended November 30, 1999 and November 30, 1998, respectively.

"The year 2000 was an important and eventful year of progress for the Company, a year which has placed the Company in a strong position to achieve several exciting milestones in 2001" said Bob Rieder, President & CEO. "We successfully completed an important $8.3 million financing and obtained a listing on The Toronto Stock Exchange. In October, Nortran entered into a licensing agreement with AstraZeneca for Nortran's antiarrhythmic compound RSD1122 in exchange for upfront, milestone, and royalty payments. Finally, Nortran's clinical candidate RSD1235 showed both safety and efficacy in pre-clinical studies and is expected to go forward into clinical development in the upcoming year."

Revenue for fiscal 2000 increased to $2,722,950 as compared to $787,081 for fiscal 1999. The increase in revenue for fiscal 2000 was due to an increase of $1,598,170 of revenue generated from collaborative agreements, $89,553 of research funding collected mainly from Science Council of BC and $248,146 of interest and other income. The licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The increase in interest resulted from a higher average cash reserve during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 program, and pre-clinical studies of
RSD1235, RSD1122, and Kv1.5 programs.   General and administration expenses
increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general administration expenses was primarily due to higher consulting and professional fees, regulatory fees, travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of AstraZeneca licensing deal.

Nortran's activities during the fiscal year ended November 30, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and gross proceeds of $8,268,880 collected from the private placements completed in June 2000. At November 30, 2000, the Company had available cash reserves of $10,219,140 comprised of cash, cash equivalents and short-term investments as compared to $6,784,170 at November 30, 1999. Working capital as at November 30, 2000 was $10,019,044 at November 30, 2000 as compared to $6,237,713 as at November 30, 1999.

The company's annual general meeting will be held on May 28, 2001 at 2:00 p.m. at the Four Seasons Hotel, Vancouver, British Columbia.


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Selected Financial Highlights (Canadian dollars) 1

--------------------------------------------------------------------------------
                                                         As at
Balance Sheets                           November 30, 2000    November 30, 1999
================================================================================

Cash and cash equivalents                    $   3,247,479        $   4,209,003
Short-term investments                           6,971,661            2,575,167
Other current assets                               890,912              258,516
--------------------------------------------------------------------------------
Total current assets                            11,110,052            7,042,686
Capital assets                                     452,970              461,576
Technology, license and patents                  2,009,018            2,359,468
--------------------------------------------------------------------------------
Total assets                                 $  13,572,040        $   9,863,730
================================================================================

Current liabilities                          $   1,091,008        $     804,973
Long-term capital lease obligations and debt          -                  91,306
Shareholders' equity                            12,481,032            8,967,451
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity   $  13,572,040        $   9,863,730
================================================================================


--------------------------------------------------------------------------------
                                                  For the year ended
Statements of Loss and Deficit           November 30, 2000    November 30, 1999
================================================================================

Revenue
Research collaborative, licensing and
   option fees                               $   2,081,046        $     482,876
Interest income and other income                   506,541              258,395
Grant income                                       135,363               45,810
--------------------------------------------------------------------------------
                                                 2,722,950              787,081
================================================================================

Expenses
Research and Development                         4,732,656            3,585,593
General & Administrative                         1,569,044              997,890
Amortisation                                       917,288              654,918
--------------------------------------------------------------------------------
                                                 7,218,988            5,238,401
================================================================================

Net Loss for the period                      $  (4,496,038)       $  (4,451,320)

Deficit Beginning of period                    (16,314,589)         (11,863,269)
--------------------------------------------------------------------------------
Deficit End of period                        $ (20,810,627)       $ (16,314,589)
================================================================================
Net Loss per Common Share 2                  $       (0.12)       $       (0.16)
================================================================================

1     Condensed from the Company's audited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's expertise in ion channel biology has also focused on developing agents targeting the KV1.5 channel that is specific in atrial tissue. The Company is based at the University of British Columbia in Vancouver, and is traded on the Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer



              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 10


                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                                 TSE: NRT,   NASD BB: NTRDF

                  NORTRAN INITIATES PHASE 1 STUDY FOR RSD1235
                  -------------------------------------------

Vancouver, Canada, April 12, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today that it has begun a Phase 1 clinical trial for RSD1235, its candidate for treatment of acute atrial fibrillation. Initial dosing of volunteers took place today.

The Phase 1 study will investigate the safety of RSD1235 in humans. The study is a randomized, placebo-controlled, ascending dose tolerance study in healthy volunteers. The trial will include 38 male and female volunteers, each of whom will receive one of up to nine doses to be tested. The study will also assess drug pharmacokinetics.

"This trial will assess the safety and pharmacokinetics of RSD1235 in humans. Safety is the primary reason that many current antiarrhythmic drugs are not prescribed. This study will therefore address one of the most critical issues in antiarrhythmic drug development," said Dr. Alan Ezrin, Nortran's Chief Scientific Officer. "The study will also give an indication of the appropriate dose range to use for patients in the Phase 2 clinical trial."

Atrial arrhythmia consists of rapid and ineffective beating of the atria, or storage chambers, of the heart. This type of an arrhythmia is not directly life threatening, but causes increased risk of stroke, because the stagnant blood which is pooled in the arrhythmic atria can lead to blood clotting.

Approximately 7.2 million people in the developed world suffer occasionally or chronically from such atrial arrhythmias. Several different drugs are currently used to treat atrial arrhythmia, but all have serious - in some cases, life threatening - side effects. The market for all prescribed antiarrhythmic drugs totalled $1.3 billion in 1999. Of this amount, $1.0 billion was prescribed for atrial arrhythmia. The estimated unmet market for a safe and effective atrial antiarrhythmic therapy is approximately $1.7 billion suggesting a total market opportunity of $2.7 billion.

The U.S. Food and Drug Administration has reviewed the study protocol and has approved commencement of the Phase 1 clinical trial. Nortran had previously submitted an Investigational New Drug (IND) application to the FDA.
Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's acute-therapy program is built around the RSD1235 drug candidate which is now in Phase 1 clinical
testing.   Nortran's expertise in ion channel biology has also focused on developing agents targeting the Kv1.5 channel that is specific for atrial tissue. The Company is based at the University of British Columbia in Vancouver, and is traded on The Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer



              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 11

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                              (National Policy 41)

NOTICE TO SHAREHOLDERS OF NORTRAN PHARMACEUTICALS INC.

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 - Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

================================================================================

TO:     NORTRAN PHARMACEUTICALS INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

------------------------------------------------
Name (Please print)

------------------------------------------------
Address

------------------------------------------------
City/Province (or State)/Postal Code

------------------------------------------------     ---------------------------
Signature of shareholder, or if shareholder is a     Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

                          Pacific Corporate Trust Company
                          830 - 625 Howe Street
                          Vancouver, BC
                          V6C 3B8

                          Attention:  Stock Transfer Department

                          Tel: (604) 689-9853
                          Fax: (604) 689-8144

Exhibit 12

                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Nortran Pharmaceuticals Inc. (the "Company") will be held at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, May 28, 2001 at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.     to receive the report of the Directors of the Company;

2. to receive the audited financial statements of the Company for the year ended November 30, 2000, and the report of the auditors thereon;

3. to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

4.     to set the number of Directors at eight;

5.     to elect Directors of the Company;

6. to consider and, if thought fit, pass a special resolution, with or without amendment, changing the name of the Company to Cardiome Pharma Corp. or such other name as may be approved by the Directors, and altering the Memorandum of the Company accordingly;

7. to consider and, if thought fit, pass an ordinary resolution, with or without amendment, approving the 2001 Stock Option Plan of the Company;

8. to consider and, if thought fit, pass an ordinary resolution, with or without amendment, approving the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable during any particular six month period, within the next 12 months, an aggregate amount of shares greater than 25% and up to 60% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Information Circular, subject to regulatory approval; and

9. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 10th day of April, 2001.

By Order of the Board of Directors of

NORTRAN PHARMACEUTICALS INC.

/s/ Dr. Michael J.A. Walker

Dr. Michael J.A. Walker,

Chairman of the Board

Exhibit 13



                          NORTRAN PHARMACEUTICALS INC.



        2001

        ANNUAL                  Notice of Annual General Meeting of Shareholders

        GENERAL                 Management Proxy Circular

        MEETING


        Place:                  The Four Seasons Hotel
                                791 West Georgia Street
                                Vancouver, BC  V6C 2T4
        Telephone:              (604) 689-9333
        Time:                   2:00 p.m. (Vancouver time)
        Date:                   Monday, May 28, 2001

                          NORTRAN PHARMACEUTICALS INC.

CORPORATE DATA   Head Office
                 -----------

                 3650 Wesbrook Mall
                 Vancouver, BC  V6S 2L2
                 Telephone:  (604) 222-5577
                 Facsimile:  (604) 222-6617
                 Web:    www.nortran.com

                 Directors & Officers
                 --------------------

                 Michael J.A. Walker, Ph.D., Chairman of the Board & Director Robert W. Rieder, President, Chief Executive Officer & Director Alan M. Ezrin, Chief Scientific Officer & Director
                 Allen I. Bain, Ph.D., Director
                 Clive P. Page, Ph.D., Director
                 Colin R. Mallet, Director
                 Oh Kim Sun, Director
                 Darrell Elliott, Director
                 Gregory N. Beatch, Ph.D., Vice-President, Research
                 Christina Yip, Chief Financial Officer, Secretary, Director of Finance & Administration

                 Registrar & Transfer Agent
                 --------------------------

                 Pacific Corporate Trust Company
                 830 - 625 Howe Street
                 Vancouver, BC  V6C 3B8

                 Legal Counsel
                 -------------

                 Catalyst Corporate Finance Lawyers
                 Suite 1400, 1055 West Hastings Street
                 Vancouver, BC  V6E 2E9

                 Auditors
                 --------

                 Ernst & Young LLP, Chartered Accountants
                 Pacific Centre, PO Box 10101
                 700 West Georgia Street
                 Vancouver, BC  V7Y 1C7

                 Listing
                 -------

                 The Toronto Stock Exchange    Symbol:  NRT
                 NASD OTC BB      Symbol:  NTRDF

                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Nortran Pharmaceuticals Inc. (the "Company") will be held at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, May 28, 2001 at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.     to receive the report of the Directors of the Company;

2. to receive the audited financial statements of the Company for the year ended November 30, 2000, and the report of the auditors thereon;

3. to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

4.     to set the number of Directors at eight;

5.     to elect Directors of the Company;

6. to consider and, if thought fit, pass a special resolution, with or without amendment, changing the name of the Company to Cardiome Pharma Corp. or such other name as may be approved by the Directors, and altering the Memorandum of the Company accordingly;

7. to consider and, if thought fit, pass an ordinary resolution, with or without amendment, approving the 2001 Stock Option Plan of the Company;

8. to consider and, if thought fit, pass an ordinary resolution, with or without amendment, approving the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable during any particular six month period, within the next 12 months, an aggregate amount of shares greater than 25% and up to 60% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Information Circular, subject to regulatory approval; and

9. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 10th day of April, 2001.

By Order of the Board of Directors of

NORTRAN PHARMACEUTICALS INC.

/s/ Dr. Michael J.A. Walker

Dr. Michael J.A. Walker,

Chairman of the Board

                          NORTRAN PHARMACEUTICALS INC.

                   3650 Wesbrook Mall, Vancouver, BC, V6S 2L2
               Tel:  (604) 222-5577          Fax:  (604) 222-6617

                              INFORMATION CIRCULAR
                         as at and dated April 10, 2001

                       MANAGEMENT SOLICITATION OF PROXIES
                       ----------------------------------

This information circular is furnished in connection with the solicitation of proxies by the management of Nortran Pharmaceuticals Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the shareholders of the Company to be held at the Four Seasons Hotel, Vancouver, British Columbia at the hour of 2:00 p.m. (Vancouver time) on Monday, May 28, 2001 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting").

                                     PROXIES
                                     -------

Appointment of Proxies
----------------------

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered or telefaxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

Revocation of Proxies
---------------------

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or telefaxed to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders
------------------------------------------------------------

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the

Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies
-----------------------

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
                   -------------------------------------------

The authorized capital of the Company as at April 10, 2001 consists of 200,000,000 common shares without par value, of which 41,215,848 common shares are issued and outstanding.

Only the holders of common shares of record on April 10, 2001 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by Proxy and entitled to vote shall have one vote for each common share he or she holds on April 10, 2001.

In order to have a quorum for the Meeting, there must be in attendance at least one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

--------------------------------------------------------------------------------
   Name of Member                         Number of     Percentage of Issued and
                                           Shares          Outstanding Shares
--------------------------------------------------------------------------------
Chemical Company of Malaysia Berhad(1)     5,604,386              13.6%
--------------------------------------------------------------------------------
Royal Bank Investment Management Inc.      4,377,157              10.62%
--------------------------------------------------------------------------------

(1) 4,104,386 of which are held by CCM Investments Ltd., of the British Virgin Islands, a wholly-owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Berhad, Dimensi Bersatu Sdn Bhd, Skim Amanah Saham Bumiputra, Billion Victory Sdn Bhd and Lembaran Megah Sdn Bhd each own 10% or more of Chemical Company of Malaysia Berhad.

              RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS
              -----------------------------------------------------

The Directors' Report to the shareholders of the Company, the financial statements of the Company for the fiscal year ended November 30, 2000 and the auditor's report thereon will be presented at the Meeting.

                             APPOINTMENT OF AUDITORS
                             -----------------------

The persons named in the Proxy will vote for the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditors for the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Directors. Ernst & Young LLP were first appointed Auditors of the Company on April 11, 1997.

                           SETTING NUMBER OF DIRECTORS
                           ---------------------------

The shareholders of the Company will be asked to vote for setting the number of directors of the Company at eight. The Company requests that the shareholders pass the following ordinary resolution:

        "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the number of directors of the Company be set at eight."

                              ELECTION OF DIRECTORS
                              ---------------------

Management nominates the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Common Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

--------------------------------------------------------------------------------
Name, City of Residence                                   Year First    Common
 and Position with the     Principal Occupation          Appointed as   Shares
 Company (1)                 or Employment(1)              Director    Owned(1)
--------------------------------------------------------------------------------

Robert W. Rieder (2)       President and Chief               1997     144,600
Vancouver, British         Executive Officer of the
Columbia                   Company, April 1997 to
                           present; Vice-President,
Director, President        MDS Ventures Pacific Inc.,
and Chief Executive        1994 to 1997.
Officer
--------------------------------------------------------------------------------
Michael J.A. Walker(3)(4)  Chairman of the Board of the      1992   2,757,900(5)
Vancouver, British         Company and professor of
Columbia                   Pharmacology, University of
                           British Columbia; former
Director and Chairman of   acting Chief Executive
the Board                  Officer of the Company from
                           October 1996 to April 1998.
--------------------------------------------------------------------------------
Alan M. Ezrin              Chief Scientific Officer of       2001           Nil
Vancouver, British         the Company, January 2001 to
Columbia                   present; former acting Chief
                           Executive Officer and then
Director and Chief         Chief Operating and Scientific
Scientific Officer         Officer, ConjuChem Inc., 1997
                           to 2000; former Vice-President,
                           of Development, RedCell Inc.,
                           1995 to 1997.
--------------------------------------------------------------------------------
Allen I. Bain(4)(6)        President and Chief Executive     1996      18,000(5)
Vancouver, British         Officer of Immune Network
Columbia                   Research Ltd.; former President
                           of the Company, from March 1997
Director                   to April 1998.
--------------------------------------------------------------------------------
Clive P. Page (2)          Professor of Pharmacology,        1996         Nil(5)
London, England            King's College, London, England

Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name, City of Residence                                   Year First    Common
 and Position with the     Principal Occupation          Appointed as   Shares
 Company (1)                 or Employment(1)              Director    Owned(1)
--------------------------------------------------------------------------------
Colin R. Mallet(3)(4)(6)   Consultant; Former                1996           Nil
Whistler, British          President, Sandoz Canada.
Columbia

Director
--------------------------------------------------------------------------------
Oh Kim Sun (6)             Group Executive Director,         1997         Nil(7)
Kuala Lumpur               Chemical Company of
Malaysia                   Malaysia Group of
                           Companies.

Director
--------------------------------------------------------------------------------
Darrell Elliott(2)(3)(4)   Senior Vice-President,            1999           Nil
North Vancouver            MDS Capital Corporation and
British Columbia           President, MDS Ventures
                           Pacific Inc.; former
Director                   President, Isuma Strategies
                           Inc.; former Regional Vice-
                           President, Royal Bank Capital
                           Corporation.
--------------------------------------------------------------------------------

(1) The information as to city of residence, principal occupation and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)     Members of the Nomination Committee.
(3)     Members of the Compensation Committee.
(4)     Members of the Corporate Governance Committee.
(5) Magic Bullets Enterprises Ltd., owns 2,746,900 common shares of the Company. Magic Bullets Enterprises Ltd. is a wholly-owned subsidiary of 554238 B.C. Ltd., of which Drs. Walker, Page and Bain are directors, officers and shareholders.
(6)     Members of the Audit Committee.
(7) Mr. Oh Kim Sun, a director of the Company, is also an indirect shareholder and the Group Executive Director of the Chemical Company of Malaysia Berhad, which owns, directly or indirectly, 5,604,386 common shares of the Company.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
                  ---------------------------------------------

Name Change
-----------

In connection with the Company's decision to focus on its antiarrhythmics program, management proposes to change the name of the Company to Cardiome Pharma Corp. or such other name as may be approved by the board of directors of the Company (the "Board") and by the regulatory authorities. Accordingly, the Company requests that the shareholders pass the following special resolution:

        "BE IT RESOLVED, AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT,
        THAT:

        (i) the name of the Company be changed from Nortran Pharmaceuticals Inc. to Cardiome Pharma Corp., and that the Memorandum of the Company be altered accordingly to reflect the new name of the Company;

        (ii) if the name in (i) above is not acceptable to the British Columbia Registrar of Companies or to The Toronto Stock Exchange, or is otherwise not suitable to achieve the Company's objectives, the board of directors of the Company is hereby authorized to change the name to a name acceptable to the board of directors, the British Columbia Registrar of Companies and The Toronto Stock Exchange, and upon such determination by the board of directors, the resolution in (i) above shall be deemed to be amended accordingly;

        (iii) the directors and officers of the Company, or any one of them, be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of this resolution; and

        (iv) the board of directors of the Company are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of the Company, and in such case, this special resolution shall be deemed to have been rescinded."

Adoption of New Stock Option Plan
---------------------------------

The Company proposes to amend certain terms of its 1998 Stock Option Plan, as amended by the Board to conform to TSE requirements on July 25, 2000 (the "Old Plan") by adopting a new stock option plan (the "2001 Plan"). Subject to regulatory approval, on January 30, 2001, the Board approved the 2001 Plan under which the maximum number of common shares issuable was increased from 4,000,000 to 6,000,000, inclusive of the 3,731,250 common shares that were issuable pursuant to outstanding options on January 30, 2001. The Old Plan will remain in effect until the shareholders of the Company have approved the 2001 Plan, upon which the Old Plan will merge into the 2001 Plan and all holders of options granted under the Old Plan will have all of the benefits and obligations of the 2001 Plan.

The 2001 Plan is intended to benefit shareholders by increasing the pool of shares under the Company's stock option plan to enable the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts. The purpose of the 2001 Plan is to provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.

The Toronto Stock Exchange (the "TSE") has accepted the 2001 Plan, subject to shareholder approval. As of the date hereof, the Company has granted options to purchase 750,000 common shares under the 2001 Plan, subject to shareholder approval of the 2001 Plan. The adoption of the 2001 Plan will result in an additional 2,100,000 common shares being reserved for issuance pursuant to options. The maximum of 6,000,000 common shares issuable under the 2001 Plan is equal to approximately 14.6% of the 41,215,848 currently issued and outstanding common shares.

The TSE Rules require that the 2001 Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

        "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT,
        THAT:

        (i) the Company's new stock option plan (the "2001 Plan"), which makes a maximum of 6,000,000 common shares available for issuance thereunder as described in the Information Circular of the Company dated April 10, 2001, is hereby approved; and

        (ii) the merger of the Company's Amended 1998 Stock Option Plan (the "Old Plan") into the 2001 Plan, such that all options outstanding under the Old Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan, is hereby approved."

A copy of the 2001 Plan will be available at the Meeting and will be provided to you upon request to the Secretary of the Company, by telephone: (604) 222-5577, extension 723, by telefax: (604) 222-6617, by mail: 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, or by email: cyip@nortran.com, up to and including the day of the Meeting.

Future Financings - The Toronto Stock Exchange
----------------------------------------------

The policies of the TSE provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule"). The application of the 25% Rule may restrict the Company's ability to raise funds by the private placement of its securities.

The TSE has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSE. Each private placement would still remain subject to TSE approval.

Any private placement proposed by the Company will be subject to the following additional restrictions:

        (i) the private placement must be substantially with parties at arms-length to the Company;

        (ii) the private placement cannot materially affect control of the Company;

        (iii) the private placement must be completed within a 12-month period following the date the advance shareholder approval is given; and

        (iv) the private placement must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE less the applicable discount. Maximum permissible discounts are as follows:

                     ------------------------------------------------
                                                     Maximum
                            Market Price       Discount Therefrom
                     ------------------------------------------------
                            $0.50 or less               25%
                     ------------------------------------------------
                            $0.51 to $2.00              20%
                     ------------------------------------------------
                            Above $2.00                 15%
                     ------------------------------------------------

The TSE retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required.

The directors of the Company believe that the passing of the ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution. In the event that the resolution is not passed, the TSE will not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will exceed the 25% Rule, the Company requests that the shareholders pass the following resolution:

        "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating greater than 25% of the Company's issued and outstanding common shares (on a non-diluted basis), to a maximum of 60% of the Company's issued and outstanding shares (on a non-diluted basis), subject to the restrictions described in the Information Circular of the Company dated April 10, 2001, is hereby approved."

                       STATEMENT OF EXECUTIVE COMPENSATION
                       -----------------------------------

Chief Executive Officer and Executive Officers of the Company
-------------------------------------------------------------

For purposes of this section, "executive officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board, where such person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or any of its subsidiaries; and any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a Director of the Company or any of its subsidiaries.

The following information discloses compensation paid to:

(a) an individual who served as the Company's chief executive officer ("CEO"), or acted in a similar capacity, during the most recently completed fiscal year of the Company; and

(b) each of the Company's four most highly compensated executive officers who served as executive officers during the most recently completed fiscal year of the Company and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During the fiscal year ended November 30, 2000, the Company had three Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Gregory N. Beatch, Vice President, Research and Barry Johnson, Director of Pharmacology. Subsequent to the fiscal year end, Alan M. Ezrin was appointed as Chief Scientific Officer of the Company.

Summary of Compensation
-----------------------

The following table is a summary of the compensation earned by the Named Executive Officers during the three most recently completed fiscal years of the Company.

                                                            SUMMARY COMPENSATION TABLE
===================================================================================================================================
                                                              Annual Compensation             Long Term Compensation
                                                       -------------------------------------------------------------------
                                                                                                    Awards         Payouts
                                                                                          --------------------------------
                                                                                           Securities   Restricted
                                                                             Other           Under       Shares or             All
                             Year                                            Annual         Options/    Restricted            Other
       Name and             Ended                                           Compen-          SARs(1)      Share     LTIP(2)  Compen-
  Principal Position       Nov. 30            Salary         Bonus          sation          granted       Units    Payouts   sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder            2000            $ 200,000          -              -          455,000         -         -        -
                            -------------------------------------------------------------------------------------------------------
President and               1999            $ 200,000          -              -             -            -         -        -
Chief Executive
                            -------------------------------------------------------------------------------------------------------
Officer                     1998            $ 125,000          -            $2,500(3)     600,000        -         -        -
===================================================================================================================================
Gregory N. Beatch           2000            $ 131,333          -              -            65,000        -         -        -
                            -------------------------------------------------------------------------------------------------------
Vice-President Research     1999            $ 125,000          -              -              -           -         -        -
                            -------------------------------------------------------------------------------------------------------
                            1998            $ 101,000          -              -            70,000        -         -       7,400
===================================================================================================================================
Barry Johnson               2000            $  21,875(5)       -              -            75,000        -         -      10,000(6)
                            -------------------------------------------------------------------------------------------------------
Director of Pharmacology(4) 1999                 -             -              -              -           -         -        -
                            -------------------------------------------------------------------------------------------------------
                            1998                 -             -              -              -           -         -        -
===================================================================================================================================

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by the Company, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(3)     This sum represents directors' fees.
(4)     Barry Johnson was hired by the Company on September 18, 2000.
(5) This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6)     This sum represents relocation expenses paid to Mr. Johnson.

Options/SARs Granted During the Most Recently Completed Fiscal Year
-------------------------------------------------------------------

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

===================================================================================================================================
                                                                                                           Market
                                                                                                          Value of
                                                                      % of Total                         Securities
                                                Securities             Options                           Underlying
                                                  Under               Granted in                         Options on
                                                 Options              Employees          Exercise or     the Date of
                         Date of                 Granted              in Fiscal          Base Price         Grant       Expiration
     Name                 Grant                   (#)                   year           ($/Security)    ($/Security)(1)      Date
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder        Mar. 30/00               55,000                  4.3%               $1.81           $1.63(1)   Mar. 29/05
                        May 25/00               200,000                 15.7%               $1.27           $1.30(1)   May 24/06
                        Sept. 13/00             200,000                 15.7%               $1.38           $1.53(2)   Sept. 12/06
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch       May 25/00                65,000                  5.1%               $1.27           $1.30(1)   May 24/06
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson           Sept. 18/00              75,000                  5.9%               $1.55           $1.53(2)   Sept. 17/06
-----------------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Company's shares on the Canadian Venture Exchange on the date of grant.
(2) Calculated as the closing price of the Company's shares on The Toronto Stock Exchange on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
--------------------------------------------------------------------------
Values
------

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2000 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Unexercised              Value of Unexercised In-
                                                                                Options/SARs at           the-Money Options/SARs
                            Securities                                        Fiscal year-end (#)         at Fiscal year-end($)(1)
Name of Executive          Acquired on                                           Exercisable/                 Exercisable/
       Officer             Exercise(#)            Value Realized ($)            Unexercisable                Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder              -                         -                     455,000/640,000                  -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch           10,000                  $  4,300(3)                95,000/85,000                   -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson                 -                         -                         Nil/75,000                   -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Company's common shares on the TSE was $1.02 at fiscal year-end, November 30, 2000.
(2) The exercise or base price of these options exceeded the market value of the Company's common shares at fiscal year-end and hence these options were not in-the-money.
(3) The market value of the Company's common shares on the CDNX was $1.44 on February 24, 2000, the date of exercise.

Pension Plans
-------------

The Company does not provide retirement benefits for directors or executive officers.

Compensation of Directors
-------------------------

During the most recently completed fiscal year, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

      --------------------------------------------------------------------
                                Directors fees     All Other Compensation
      Name of Director                ($)                    ($)
      --------------------------------------------------------------------
      Michael J.A. Walker             Nil                    Nil(1)
      --------------------------------------------------------------------
      Clive P. Page                  10,000               103,855(1)(2)(3)
      --------------------------------------------------------------------
      Allen I. Bain                   Nil                    Nil(1)
      --------------------------------------------------------------------
      Colin R. Mallet                10,000                 30,700(2)
      --------------------------------------------------------------------
      Darrell Elliott                10,000                  Nil
      --------------------------------------------------------------------

(1)     The Company paid $30,539 for contract research services to Pneumolabs
        (UK) Ltd., a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders. As at November 30, 2000, $9,084 was owed by the Company to Pneumolabs (UK) Ltd.
(2)     Consulting fees.
(3)     As at November 30, 2000, $9,192 was owed by the Company to Dr. Clive
        Page.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 of the Company's common shares. In the last completed fiscal year, the outside directors were not granted options to purchase common shares of the Company. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Management Contracts of Named Executive Officers
------------------------------------------------

The Company has entered into employment agreements with each of the Named Executive Officers.

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000, Mr. Beatch acts as the Vice President, Research of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Mr. Beatch's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Mr. Beatch is entitled to receive a severance payment equal to nine months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Under the employment agreement with Barry Johnson dated September 18, 2000, Mr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Mr. Johnson's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Report on Executive Compensation
--------------------------------

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology companies. The Compensation Committee of the Board of the Company evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Objectives

The primary objectives of the Company's executive compensation program are to enable the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company's shareholders through the achievement of strategic corporate objectives and the creation of shareholder value. The level of compensation paid to each executive is based on the executive's overall experience, responsibility and performance. Executive officer compensation is composed of salary, bonuses and the opportunity to receive options granted under the Company's stock option plan.

Salary

Salary ranges are determined following a review of the market data for similar positions in corporations of a comparable size and type of operations to the Company. The salary for each executive officer is largely determined by the terms of the officer's employment agreement with the Company.

Bonuses

The Company may provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Compensation Committee.

Stock Option Plan

The executive officers may be granted incentive stock options or non-incentive stock options under the Company's stock option plan.

Compensation of President and Chief Executive Officer

The Committee considers with particular care the compensation of the Company's Chief Executive Officer, and recommends such compensation for Board approval based on the principles above. Robert W. Rieder is the Company's President and Chief Executive Officer. See "Management Contracts of Named Executive Officers".

              Michael J.A. Walker, Colin R. Mallet, Darrell Elliott
                        Members of Compensation Committee

Performance Graphs
------------------

CDNX Index

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years for the common shares of the Company, assuming a $100 investment was made on November 30, 1995, with a cumulative total return of the Canadian Venture Exchange ("CDNX") Index, assuming reinvestment of dividends.


                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
November 30        1995       1996       1997       1998       1999       2000
--------------------------------------------------------------------------------
Company           100.00     129.23     156.92     163.08      78.46     156.92
--------------------------------------------------------------------------------
CDNX Index(1)     100.00     150.19      82.52      50.63     254.53      51.32
--------------------------------------------------------------------------------

(1) These figures are based on the former Vancouver Stock Exchange's index for the period November 30, 1995 to November 26, 1999. On November 26, 1999, the indices of the former Vancouver Stock Exchange and Alberta Stock Exchange were combined to form the CDNX Index.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES
                   -------------------------------------------

General

The TSE Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSE Report"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The TSE has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSE Report. The following describes the Company's approach to corporate governance in relation to the guidelines contained in the TSE Report.

The guidelines are not mandatory, as the report recognizes that each company's unique characteristics will result in varying degrees of compliance with the guidelines. The Company believes it has adopted guidelines which, given the Company's size and the stage of development of its business, are presently applicable.

Mandate of the Board

The Board's mandate is to supervise the management of the business and affairs of the Company, including providing guidance to the Company's management in the following areas:

Strategic Planning and Identification of Risks

The Board ensures there is a long-term strategic plan in place for the Company which is reviewed annually. Management of the Company prepares an annual business plan for the Company and presents the plan to the Board for its review and comments. In connection therewith, the Board reviews various strategic matters and business risks associated with the activities of the Company.

Senior Management

The Board takes responsibility for appointing members of senior management establishing annual objectives and measuring performance against these objectives. Currently, the senior officers of the Company are: Michael J.A. Walker, Chairman of the Board of the Company; Robert W. Rieder, President and Chief Executive Officer of the Company, Alan M. Ezrin, Chief Scientific Officer of the Company, Gregory N. Beatch, Vice President, Research of the Company and Christina Yip, Chief Financial Officer, Secretary and Director of Finance and Administration of the Company. The Company has no formal succession plan.

Communications Policy

The Board has procedures in place to ensure effective communication between the Company, its shareholders and the public, including the dissemination of information on a regular and timely basis in compliance with all applicable securities laws. Michael Midmer, Manager, Investor Relations, is primarily responsible for dealing with shareholders and prospective investors.

Internal Control and Management Information Systems

The Board is responsible for the Company's internal control and management information systems. An audit committee of the Board meets with the auditors of the Company annually to review the audited financial statements and to review the Company's financial reporting procedures. The audit committee is comprised of three outside Directors, Colin R. Mallet, Oh Kim Sun and Allen I. Bain.

Corporate Transactions

The Board reviews and approves the terms of all debt and equity financings, mergers, acquisitions and divestitures. The Board also reviews and approves all major public disclosure documents.

Board Composition

Pursuant to the TSE Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

Five of the eight current members of the Board are considered to be "unrelated" directors. These "unrelated" directors are Allen I. Bain, Clive P. Page, Colin
R. Mallet, Oh Kim Sun and Darrell Elliott. Michael J.A. Walker, Robert W. Rieder and Alan M. Ezrin are considered to be "related" directors.

The TSE Report also made a distinction between inside and outside directors.
The TSE Report considers an "outside" director to be a non-management director of the Company or any of its affiliates. Of the individuals on the board, the unrelated directors noted above are also considered to be "outside" directors of the Company.

Independence from Management

A guideline in the TSE Report provides that the Board should have the responsibility to ensure that the Board functions independently of management. The TSE Report suggests that the independence of the Board is most simply assured by separating the office of Chairman of the Board from that of Chief Executive Officer. The Company has separated these positions: Michael J.A. Walker is Chairman of the Board and Robert W. Rieder is Chief Executive Officer.

Board Committees

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The guidelines in the TSE Report state that such committees should be comprised of outside directors, a majority of whom should be unrelated directors. The Company's Audit Committee is comprised entirely of outside and unrelated directors and the majority of members of the other Committees of the Board are outside and unrelated.

Corporate Governance Committee

The Board has created a Corporate Governance Committee which is comprised of Colin R. Mallet, Michael J.A. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company.
The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Robert W. Rieder. The majority of these members are outside and unrelated directors of the Company.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company.

The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Board has established a Compensation Committee which is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J.A. Walker, Colin R. Mallet and Darrell Elliot, the majority of whom are outside and unrelated directors of the Company. Michael J.A. Walker is the Chairman of the Board and was formerly the Acting Chief Executive Officer of the Company from October 1996 to April 1998.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
                  ---------------------------------------------

None of the Directors or senior officers of the Company or associates or affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed fiscal year of the Company.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
                  ---------------------------------------------

None of the insiders of the Company, nor any associate or affiliate of such insider has any direct or indirect material interest, direct or indirect, in any transaction since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon", or as set forth below.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
             -------------------------------------------------------

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                         OTHER MATTERS TO BE ACTED UPON
                         ------------------------------

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                       APPROVAL OF THE BOARD OF DIRECTORS
                       ----------------------------------

The contents of this Information Circular have been approved and, the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board.

By Order of the Board of Directors of

NORTRAN PHARMACEUTICALS INC.


/s/ Dr. Michael J.A. Walker

Dr. Michael J.A. Walker,
Chairman of the Board

Exhibit 14

                          NORTRAN PHARMACEUTICALS INC.

                                  FORM OF PROXY
                                  -------------

THIS PROXY IS SOLICITED BY MANAGEMENT OF NORTRAN PHARMACEUTICALS INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 28, 2001.

I, the undersigned, being a shareholder of Nortran Pharmaceuticals Inc. (the "Company") appoint Robert W. Rieder, the Chief Executive Officer, President and a Director of the Company, or failing him, Dr. Michael J. Walker, Chairman of the Board and a Director of the Company, or instead of the above-mentioned
, as my proxyholder, with full power of substitution, to attend on my behalf at the Annual General Meeting (the "Meeting") of shareholders of the Company, to be held at 2:00 p.m. (Pacific Standard Time), on Monday, May 28, 2001 and at any adjournment or adjournments thereof, and to cast the number of votes that I would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxyholder to vote as follows:

ITEM 1. To re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor.

                                     FOR   [  ]   WITHHOLD VOTE   [  ]

ITEM 2.     To set the number of Directors at eight.

                                     FOR   [  ]   AGAINST   [  ]

ITEM 3.     To elect the following persons as Directors of the Company:

            Michael J. Walker        FOR   [  ]   WITHHOLD VOTE   [  ]

            Robert W. Rieder         FOR   [  ]   WITHHOLD VOTE   [  ]

            Allen Ian Bain           FOR   [  ]   WITHHOLD VOTE   [  ]

            Clive Peter Page         FOR   [  ]   WITHHOLD VOTE   [  ]

            Colin Roger Mallet       FOR   [  ]   WITHHOLD VOTE   [  ]

            Oh Kim Sun               FOR   [  ]   WITHHOLD VOTE   [  ]

            Darrell Elliott          FOR   [  ]   WITHHOLD VOTE   [  ]

            Alan M. Ezrin            FOR   [  ]   WITHHOLD VOTE   [  ]

ITEM 4. To consider, and if thought fit, to pass a special resolution changing the name of the Company to Cardiome Pharma Corp. or such other name as may be approved by the Directors, and altering the Memorandum of the Company accordingly.

                                     FOR   [  ]   AGAINST   [  ]

ITEM 5. To consider, and if thought fit, to pass an ordinary resolution approving the 2001 Stock Option Plan of the Company.

                                     FOR   [  ]   AGAINST   [  ]

ITEM 6. To consider, and if thought fit, to pass an ordinary resolution approving the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable during any particular six month period, within the next 12 months, an aggregate amount of shares greater than 25% and up to 60% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Information Circular, subject to regulatory approval.

                                     FOR   [  ]   AGAINST   [  ]

ITEM 7. To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

I HEREBY REVOKE ANY PROXY PREVIOUSLY GIVEN AND AUTHORIZE THE PROXYHOLDER TO VOTE IN FAVOUR OF THE ITEMS SET OUT ABOVE UNLESS AN INSTRUCTION TO THE CONTRARY IS INDICATED, AND TO VOTE IN HIS OR HER SOLE DISCRETION WITH RESPECT TO ANY AMENDMENT TO OR VARIATION OF THE ABOVE ITEMS OR ON ANY OTHER MATTER BROUGHT BEFORE THE MEETING.


------------------------------------        ------------------------------------
Date                                        Address of Shareholder


------------------------------------        ------------------------------------
Signature of Shareholder                    City/Province (State)


------------------------------------        ------------------------------------
Print Name of Shareholder                   Number of Shares to be voted (If not
                                            completed all shares registered in
                                            your name will be deemed to be
                                            represented by this proxy)

                                   INSTRUCTIONS


1. IF THE SHAREHOLDER DOES NOT WISH TO APPOINT EITHER OF THE PERSONS NAMED IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THE PERSON HE OR SHE WISHES TO ACT AS HIS OR HER PROXYHOLDER IN THE BLANK SPACE PROVIDED. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2. IN THE ABSENCE OF CONTRARY DIRECTION, A GENERAL AUTHORITY WILL BE DEEMED TO BE GRANTED TO THE PROXYHOLDER WITH RESPECT TO VOTING ON AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

3. THIS PROXY MAY NOT BE USED AT THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, UNLESS IT IS DEPOSITED AT THE OFFICE OF THE PACIFIC CORPORATE TRUST COMPANY, THE COMPANY'S REGISTRAR AND TRANSFER AGENT, BY MAIL, TELEFAX OR BY HAND AT 830 - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 (TELEFAX: (604) 689-8144), NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING.

4. THIS PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS OR HER ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR IN THE CASE OF A CORPORATION, IS EXECUTED UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR OFFICERS OR ATTORNEY FOR THE CORPORATION DULY AUTHORIZED. IF THIS PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER AND NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR THE ATTORNEY, AS THE CASE MAY BE, OR A CERTIFIED COPY THEREOF, MUST BE ATTACHED HERETO.

5. THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXY" IN THE ACCOMPANYING INFORMATION CIRCULAR.

Exhibit 15
                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27
                                 SECURITIES ACT
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            April 12, 2001

Item 3.     PRESS RELEASE

            April 12, 2001 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer has begun a phase 1 clinical trial for RSD1235, its candidate for treatment of acute atrial fibrillation, which trial will investigate the safety of RSD1235 in humans.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated April 12, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Christina Yip
            Title:         Chief Financial Officer and Secretary
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 18th day of April, 2001.

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:


                                           /s/ Christina Yip
                                           ---------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 16

                         PACIFIC CORPORATE TRUST COMPANY
                          625 Howe Street - 10th Floor
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                              Fax: (604) 689 - 8144


April 19, 2001

B.C. Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC. V7Y 1L2

Dear Sirs:

RE:  NORTRAN PHARMACETICALS INC.
     MAILING ON APRIL 19, 2001
     MANAGEMENT PROXY MATERIAL and
     ANNUAL REPORT and
     ANNUAL FINANCIAL STATEMENTS
     FOR THE YEAR ENDING NOVEMBER 30, 2000
------------------------------------------


We confirm that on the above date, the material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company.

We also confirm that the attached material was distributed to intermediaries in accordance with National Policy 41.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY


Heather Davey

HD/jr

cc: Ontario Securities Commission      cc: Nortran Pharmaceuticals Inc.
cc: Toronto Stock Exchange             cc: Catalyst Corporate Finance Lawyers
cc: Quebec Securities Commission       cc: Ernst & Young
cc: Nova Scotia Securities Commission  cc: Yukon Territory
cc: Ontario Securities Commission      cc: Nunavut
cc: Toronto Stock Exchange

Exhibit 17

                         PACIFIC CORPORATE TRUST COMPANY
                          625 Howe Street - 10th Floor
                            Vancouver, B.C.  V6C 3B8

                            Telephone: (604) 689-9853
                              Fax: (604) 689 - 8144


April 19, 2001

B.C. Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC. V7Y 1L2


Dear Sirs:

RE:  NORTRAN PHARMACETICALS INC.
     MAILING ON APRIL 19, 2001
     MANAGEMENT PROXY MATERIAL and
     ANNUAL REPORT and
     ANNUAL FINANCIAL STATEMENTS
     FOR THE YEAR ENDING NOVEMBER 30, 2000
------------------------------------------

We confirm that on the above date, the material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company.

We also confirm that the attached material was distributed to intermediaries in accordance with National Policy 41.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY


Heather Davey

HD/jr

cc: Ontario Securities Commission         cc: Nortran Pharmaceuticals Inc.
cc: Toronto Stock Exchange                cc: Catalyst Corporate Finance Lawyers
cc: Quebec Securities Commission          cc: Ernst & Young
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Nunavut
cc: Toronto Stock Exchange

Exhibit 18


HIGHLIGHTS

2000 marked an eventful year for Nortran, one of growth and transition. The company reached several corporate milestones relating to its financing objectives, as well as its research and licensing objectives. Meanwhile, Nortran refined its strategic research focus to concentrate specifically on the unmet medical need relating to cardiac disease.

* In June 2000, Nortran completed an important $8.3 million financing from two private placements. A syndicate of agents co-led by Goepel McDermid Inc. and Dlouhy Investments Inc, and including HSBC Securities (Canada), participated in one of the two private offerings for a total proceeds of $7.8 million.

* Nortran obtained a listing on the Toronto Stock Exchange (TSE) and commenced trading on July 25, 2000 under the symbol "NRT". This listing greatly broadens the investor community available to Nortran, and helps ensure adequate resources for the company's key development programs.

* October 16, 2000 marked the execution of a licensing agreement with AstraZeneca AB, and the achievement of a significant corporate milestone. Nortran granted AstraZeneca an exclusive worldwide license to develop and market Nortran's antiarrhythmic compound RSD1122 in exchange for upfront, milestone, and royalty payments.

* Studies of clinical candidate RSD1235 at the Montreal Heart Institute showed efficacy in terminating atrial fibrillation. RSD1235 is expected to go forward into clinical development in the upcoming year.

MARKET POTENTIAL

Cardiovascular disease (CVD) is the world's number one killer. It claims 40% of all deaths in North America - twice as many deaths as cancer and forty times as many deaths as AIDS/HIV. This means that one in every 2.5 deaths is due to cardiovascular disease. In the U.S., a CVD-related death occurs every 33 seconds.

The broad category of cardiovascular disease encompasses congestive failure, stroke, coronary heart disease, arrhythmias and more. Falling into this category, arrhythmias are defined as disorders of heart rhythm. Arrhythmia was a factor underlying approximately 500,000 deaths in the U.S. in 19982.

An Ageing Population
As the general population ages, the incidence of cardiovascular disease will increase dramatically. There will be an estimated 50% increase in the number of heart and stroke cases over the next 25 years3. This demand will far surpass existing health care resources and facilities.

The next decade will therefore be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, cardiologists will look to pharmaceutical companies for therapies and treatments.

Current Antiarrhythmic Sales Market
The current antiarrhythmic drug market is segmented with several drugs to treat the various types of arrhythmia. Drugs to counter atrial fibrillation, one specific type of arrhythmia, drive antiarrhythmic prescribing patterns. The market for all prescribed antiarrhythmics, excluding anticoagulants, totaled $1.4 billion in 19994; of this amount, $1.1 billion was prescribed for atrial arrhythmia, while ventricular arrhythmia accounted for $0.3 billion. Drugs to treat atrial arrhythmia account for 61% of major-market antiarrhythmic sales.

While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics.

Current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a landmark study indicates that one of the commonly prescribed antiarrhythmics actually increase mortality rates in patient groups to which they are administered5. Other studies, Sword and Meta Analysis for example, have shown other drugs to be proarrhythmic. Because of the dangerous side effects associated with these drugs, they are prescribed in only one out of every three cases where they may be applicable.

Unmet Sales Market
The unmet market for a safe and effective antiarrhythmic therapy is approximately $2.0 billion, resulting in a total current market opportunity of over $3.0 billion. Ageing populations in major markets worldwide--and the increasing pharmacotherapy (drug) needs that will accompany them--will contribute to growth significantly beyond this level.

Nortran's antiarrhythmic candidates have been specifically designed to be both safe and effective. Detailed animal studies indicate that our drug candidates have achieved that goal. Nortran looks forward to putting these candidates into human testing in order to demonstrate safety and efficacy in humans. Meanwhile, the company is pursuing partnering opportunities with other pharmaceutical companies to advance the commercialization of some of these drug candidates.

1,2 American Heart Association: 2001 Heart & Stroke Statistical Update
  3 Heart & Stroke Foundation of Canada, October 30, 2001 News Release 4 Decision Resources, Pharmacor Study, 2000.
  5 The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991

ANTIARRHYTHMICS

Approximately half of all heart attack deaths are directly caused by the arrhythmias associated with the heart attack. When the electrical impulses that maintain the heart's rhythm become interrupted, an arrhythmia, or erratic heartbeat, occurs. The potential severity of arrhythmias will vary: while some may have no symptoms at all, others may produce loss of consciousness, and sudden death.

Arrhythmias occur across a wide demographic spectrum but are prevalent in an ageing population. The likelihood of having an arrhythmia may be linked to conditions such as coronary heart disease, hypertension, obesity, diabetes, and high blood pressure. Even stress, caffeine, and tobacco are factors increasing the likelihood of arrhythmia.

There are two principal types of cardiac arrhythmia. Ventricular arrhythmias occur in the heart's lower-or pumping--chambers. Associated with heart attacks, they are often fatal.

Atrial arrhythmias affect the upper chambers of the heart. Atrial arrhythmias are less fatal; however, they lead to an increased risk of stroke in patients. They can also contribute to the onset of congestive heart failure.

Atrial arrhythmia is a chronic and wide-spread condition: there were an estimated 6.2 million cases of atrial arrhythmia in major markets in 1999. This number is expected to increase to 7.2 million cases in 2009. 1


Treatment Options
There exist four categories of prevention and treatment of cardiac arrhythmia: drug therapy, catheter ablation, arrhythmia surgery, and implantable devices. Both catheter ablation and surgery can be practiced in only a very small percentage of arrhythmia cases, due to both limited applicability and scarce resources. It is considered that the most effective treatment method of arrhythmia in the future may be the use of devices as adjuncts to pharmacotherapies (drugs). However, existing devices are very expensive, invasive and limited in applicability.

While drug therapy is the first choice of treatment, existing drug therapies are far from ideal. Existing antiarrhythmic drugs often cause severe, unacceptable side effects, and in fact might be responsible for increased arrhythmia mortality in some patient populations.

The most severe side effect of antiarrhythmic drugs is proarrhythmia, which is the more frequent occurrence of pre-existing arrhythmias, or the appearance of new arrhythmias which can be more severe than those being treated. In other words, some drugs actually cause side-effected arrhythmias while they are administered.

Nortran's novel antiarrhythmic candidates are atrial-selective and ischemia-selective; they are targeted only at the heart's unhealthy tissue, altering the potential for safe and effective treatment of cardiac arrhythmia.

1 Decision Resources, Pharmacor Study, 2000.

PROJECTS

Following a strategic refocusing, Nortran's new mandate is to address major unmet medical needs specifically within the cardiac area. Nortran has three distinctly innovative projects currently underway:

RSD1122

RSD1122 is a drug candidate specifically targeted to the ischemic tissue associated with heart disease. In pre-clinical studies RSD1122 has also shown excellent activity against atrial arrhythmia without the side effects associated with current drugs. Nortran achieved one of its most significant milestones to date on October 16, 2000, when a licensing agreement was executed with AstraZeneca AB.

Under the terms of the agreement, Nortran granted AstraZeneca, a multinational pharmaceutical company, an exclusive worldwide license to develop and market RSD1122 in exchange for upfront, milestone, and royalty payments.

Nortran received an upfront payment upon execution of the agreement, with milestone payments to be paid at the commencement of the clinical testing, during clinical testing and in association with the New Drug Application necessary to obtain marketing approval. Royalties will be payable at an increasing rate dependent upon the level of product sales achieved.

With a proven track record of successful developments within the cardiovascular area, AstraZeneca assumes all financial responsibility for the commercialization of RSD1122. Nortran anticipates working closely with AstraZeneca to ensure the success of this project.


RSD 1235

RSD 1235 is a drug candidate specifically targeted to atrial cardiac tissue. Pre-clinical studies show that the drug is highly effective against atrial arrhythmia with an attractive safety profile.

Undertaken in collaboration with the Montreal Heart Institute, pre-clinical testing indicated that RSD1235 is highly effective in converting atrial arrhythmia to normal heart rhythm. Under the guidance of Dr. Stanley Nattel, MD, RSD1235 was administered at increasing doses to 9 canine subjects with induced atrial fibrillation. Administration of RSD1235 terminated atrial fibrillation in all subjects in a dose dependent manner.

Importantly, in safety studies required by regulatory authorities prior to clinical testing, RSD1235 showed an excellent safety profile. Even in doses approximately 10 times the effective dose, no adverse events were observed.

Nortran is currently engaged in discussions with regulatory authorities in Canada and the U.S. prior to an Investigational New Drug submission. Phase I clinical testing of RSD1235 is expected to begin in the first half of 2001.

Kv1.5 Program

The Kv1.5 program is Nortran's third project, and is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart.

Nortran is using cloned human Kv1.5 potassium channels to design drugs to act selectively on the atria by blocking the Kv1.5 channel. The administration of atrial-selective drugs is expected to be safer than existing drugs for atrial arrhythmia. They have the potential to selectively prevent atrial fibrillation without the risk of proarrhythmia in the ventricle.

As part of its ongoing activities, Nortran monitors scientific research progress with the intention of initiating new drug discovery programs. In 2001, Nortran expects to announce a new program in the cardiology area which is not related to arrhythmia.

PRESIDENT'S MESSAGE

The passing of a year is always a time for reflection and celebration, and as we at Nortran prepare our annual report to shareholders, we have much to reflect upon and much to celebrate. The year 2000 was an important and eventful year of progress for the Company, a year which has placed the Company in a strong position to achieve several exciting milestones in 2001.

In June the Company completed an important $8.3 million financing which would provide the foundation for all the remaining successes of the year. Leading Canadian institutional investors led this important show of support from the financial community. An important and direct outcome of this event was Nortran's listing on the Toronto Stock Exchange. The TSE is one of the world's senior stock exchanges, with stringent listing requirements, so Nortran's listing was an important milestone of our progress as a company. More importantly, the listing gives us access in the future to a much wider range of institutional and retail investors and provides our shareholders with increased liquidity.

In October, after many months of careful due diligence and negotiation, AstraZeneca AB, one of the world's largest pharmaceutical companies, entered into a licensing agreement with Nortran. The agreement covered one of Nortran's antiarrhythmic drugs, RSD1122, and included a significant up-front payment, milestone payments and a royalty on eventual end-user sales. The partnership was important for its cash value, for AstraZeneca's funding of all further development and for the endorsement value that it provides to Nortran.

Late in the year, Nortran completed its pre-clinical toxicology work on the RSD1235 molecule which is not covered by the AstraZeneca agreement. Completion of that work sets the stage for taking RSD1235 forward into the clinic in 2001 for testing as an intravenous drug to treat atrial fibrillation. The Company's many accomplishments in 2000 have set the stage for an exciting 2001. The Company is well financed, with cash reserves sufficient to last well into 2002. Following our decision to partner the cough program, Nortran is more focused than ever on its vision of being a world-leading cardiac drug company, with three programs focused on the various categories of cardiac arrhythmia. And Nortran is now ready to begin testing in humans its exciting antiarrhythmic drug candidates.

The upcoming year will be very exciting.

In 2001, Nortran will complete Phase I clinical testing and commence a Phase II clinical trial in the RSD1235 program. We expect in 2001 that our partner AstraZeneca will begin clinical testing of RSD1122, triggering significant milestone payment. We expect to strengthen our management team even further, adding key scientific and management expertise. And we expect one or more important corporate development activities. This could be an additional partnership, an in-licensing transaction, or a merger and acquisition transaction. In whatever we undertake, our focus will be on creating shareholder value through discovering safe and effective treatments for heart disease.

Our shareholders are the key supporters of Nortran's success. On behalf of the board of directors and employees, I want to thank our many institutional and individual investors for their continued support in this eventful year. We look forward to rewarding that support in 2001.

/s/ Bob Rieder
Bob Rieder
President & CEO

MANAGEMENT DISCUSSION & ANALAYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 15 to the audited financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.


OVERVIEW

Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") is a drug discovery and development company focused on developing propriety drugs to treat or prevent cardiac diseases. Nortran's current drug discovery and development efforts target cardiac arrhythmia with ischemia-selective drugs and atrial-selective ion channel modulating drugs. The Company has three programs underway in this therapeutic area.

RSD1122

RSD1122 is a mixed ion channel blocker which has proven antifibrillatory efficacy and safety in a broad range of arrhythmia models. Preclinical data suggests RSD1122 is suitable for once- or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. Nortran has successfully licensed this program to AstraZeneca AB ("AstraZeneca") during the year ended November 30, 2000 as described in Note 12 to the audited consolidated financial statements.


RSD1235

RSD1235 has a good safety and antiarrhythmic efficacy profile in arrhythmia models. RSD1235 is rapidly cleared from the body after dosing which makes it an ideal therapy for emergency intravenous use in hospital, based on current preclinical data. RSD1235 is designed to have fewer side effects than currently utilised intravenous antiarrhythmic drugs. The clinical trials being conducted in 2001 will examine the safety of RSD1235 in humans.

Kv1.5

This program is aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. Nortran is using cloned Kv1.5 potassium channels to design drugs to act selectively on the atria by blocking the Kv1.5 channel. The administration of atrial-selective drugs is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Nortran's antiarrhythmic program addresses the shortcomings of current antiarrhythmic therapeutics, which to date have shown an increased rather than decreased mortality, caused by a lack of selectivity for the diseased areas of the heart. Nortran's candidates have shown to be tissue-targeted in in vivo tests and consequently offer a potentially more effective and safer antiarrhythmic. The market for such an improved therapeutic is considerable. Upwards of 6.2 million patients suffer from atrial arrhythmia in the United States annually.

RESULTS OF OPERATIONS

For the fiscal year ended November 30, 2000 ("fiscal 2000"), the Company recorded a net loss of $4,496,038 ($0.12 per common share). These results compare with a net loss of $4,451,320 ($0.16 per common share) and $5,168,419

(or $0.19 per share) for the years ended November 30, 1999 ("fiscal 1999") and
November 30, 1998 ("fiscal 1998), respectively.   Since its inception in 1986,
Nortran has accumulated a total deficit of $20,810,627. These results of operations were in line with management's expectations. The Company expects losses to continue for the next several years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues
Revenue for fiscal 2000 increased to $2,722,950 as compared to $787,081 for fiscal 1999. The increase in revenue for fiscal 2000 was due to the additional revenue of $1,598,170 generated from collaborative agreements, the additional research funding of $90,000 collected mainly from Science Council of BC and the increase of $250,000 interest and other income, compared to fiscal 1999. The licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The increase in interest resulted from a higher average cash reserve during fiscal 2000 as compared to fiscal 1999. See "Liquidity and Capital Resources".

Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

Revenue for fiscal 1998 increased to $553,287 as compared to $128,447 for the fiscal 1997. The increase in revenue for fiscal 1998 was primarily due to the additional revenue of $228,767 generated from collaborative agreements, $214,099 of interest income compared to fiscal 1998; these increases were offset by a decline in grant income of $18,026.

The Company expects its future revenues to consist primarily of research and development payments, license fees, milestone payments and royalties from existing and future licensing and collaborative arrangements. The extent and timing of such additional licensing and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology. License, option and research contract revenue will fluctuate from year to year.

Expenditures

Research and development

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 program, and pre-clinical studies of RSD1235, RSD1122, and Kv1.5 programs.

Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research programs.

Research and development expenses increased to $3,498,787 in fiscal 1998 as compared to $1,306,147 in fiscal 1997. The increase of research and development was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 1998 included Phase II clinical trial of the Company's RSD921, drug candidate for local anaesthetic, and pre-clinical studies of the cough and antiarrhythmic research programs.

We expect research and development expenses for the fiscal year ended November 30, 2001 ("fiscal 2001') to be comparable to fiscal 2000. A significant portion of the research and development in Fiscal 2001 will be incurred in the Phase I clinical trial of RSD1235 and in research activities related to the Company's Kv1.5 program.

General and administration

General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general administration expenses was primarily due to higher consulting and professional fees, regulatory fees, travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of AstraZeneca licensing deal.


General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

General and administration expenses increased to $1,553,337 in fiscal 1998 as compared to $1,100,747 in fiscal 1997. The increase in general administration expenses was primarily due to the expansion of the Company's administrative support staff with associated increases in overhead.

We expect general and administration for the fiscal 2001 to be comparable to fiscal 2000.


Liquidity and Capital Resources
Nortran's activities during the fiscal year ended November 30, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placements described under Financing Activities. The Company had working capital of $10,019,044 at November 30, 2000 as compared to $6,237,713 at November 30, 1999. At November 30, 2000, the Company had available cash reserves of $10,219,140 comprised of cash, cash equivalents and short-term investments as compared to $6,784,170 at November 30, 1999. The Company invests its cash and cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial paper and banker's acceptance.

Financing Activities
On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and 0.5 warrant. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. In connection with the private placement, the Company paid a cash commission of $543,822, legal and professional fees of $376,624, and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants were outstanding as at November 30, 2000.

On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted to one common share and 0.5 share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 4, 2002. All of these share purchase warrants were outstanding as at November 30, 2000.


RISKS AND UNCERTAINTIES
Nortran believes that its available cash reserve an expected income should be sufficient to finance its operational and capital needs through 2001, while maintaining sufficient cash reserves. Nortran's working capital requirements may, however, vary depending upon a number of factors including progress of its research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Nortran may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies necessary. In such an event, Nortran intends to seek additional funding through public or private financing, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favorable terms, if at all. If adequate funding is not available, Nortran may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the Company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nortran Pharmaceuticals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally though the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Bob Rieder                               /s/ Christina Yip

Robert Rieder                                Christina Yip
President and CEO                            Director of Finance and Acting CFO

Consolidated Financial Statements

Nortran Pharmaceuticals Inc.
(Expressed in Canadian dollars)

November 30, 2000

                                AUDITORS' REPORT





To the Shareholders of
Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.


Vancouver, Canada,                                         /s/ Ernst & Young LLP
February 5, 2001.                                          Chartered Accountants

Nortran Pharmaceuticals Inc.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS


As at November 30                                (expressed in Canadian dollars)



                                                         2000           1999
                                                          $              $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents [note 4]                     3,247,479      4,209,003
Short-term investments [notes 4, 8 and 9]              6,971,661      2,575,167
Accounts receivable and other [note 5]                   890,912        258,516
--------------------------------------------------------------------------------
Total current assets                                  11,110,052      7,042,686
Capital assets [note 6]                                  452,970        461,576
Other assets [note 7]                                  2,009,018      2,359,468
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
   [notes 10 and 14]                                     999,702        675,542
Current portion of capital lease obligations
   [note 11]                                              41,145         60,602
Current portion of long-term debt [note 9]                50,161         68,829
--------------------------------------------------------------------------------
Total current liabilities                              1,091,008        804,973
Obligations under capital leases [note 11]                  -            41,145
Long-term debt [note 9]                                     -            50,161
--------------------------------------------------------------------------------
Total liabilities                                      1,091,008        896,279
--------------------------------------------------------------------------------
Commitments and contingencies [note 11]

Shareholders' equity
Share capital [note 10]                               32,235,393     25,282,040
Contributed surplus [note 10]                          1,056,266           -
Deficit                                              (20,810,627)   (16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                            12,481,032      8,967,451
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

See accompanying notes

On behalf of the Board:

                          /s/ Michael Walker          /s/ Bob Rieder

                                Director                  Director

Nortran Pharmaceuticals Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended November 30                          (expressed in Canadian dollars)


                                          2000            1999          1998
                                           $               $             $
--------------------------------------------------------------------------------

REVENUE
Research collaborative, licensing       2,081,046         482,876       228,767
   and option fees [note 12]
Grant income                              135,363          45,810         4,234
Interest and other income                 506,541         258,395       320,286
--------------------------------------------------------------------------------
                                        2,722,950         787,081       553,287
--------------------------------------------------------------------------------

EXPENSES [note 14]
Research and development                4,732,656       3,585,593     3,498,787
General and administration              1,569,044         997,890     1,553,337
Amortization                              917,288         654,918       669,582
--------------------------------------------------------------------------------
                                        7,218,988       5,238,401     5,721,706
--------------------------------------------------------------------------------
Loss for the year                      (4,496,038)     (4,451,320)   (5,168,419)

Deficit, beginning of year            (16,314,589)    (11,863,269)   (6,694,850)
--------------------------------------------------------------------------------
Deficit, end of year                  (20,810,627)    (16,314,589)  (11,863,269)
================================================================================

Basic loss per common share                 (0.12)          (0.16)        (0.19)
================================================================================

Weighted average number of
     common shares                     37,782,044      28,331,730    26,780,674
================================================================================

See accompanying notes

Nortran Pharmaceuticals Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS



Years ended November 30                          (expressed in Canadian dollars)


                                          2000            1999          1998
                                           $               $             $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                      (4,496,038)     (4,451,320)   (5,168,419)
Add items not affecting cash:
   Amortization                           917,288         654,918       669,582
   Loss on disposal of capital assets        -               -            4,256
   Stock-based compensation                16,000            -             -
Changes in non-cash working capital
  items relating to operations:
   Accounts receivable and other         (632,396)         18,744      (127,045)
   Accounts payable and accrued
      liabilities                         253,458         227,062       183,605
--------------------------------------------------------------------------------
Cash used in operating activities      (3,941,688)     (3,550,596)   (4,438,021)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital               8,009,619       5,412,353     2,410,659
Payment on obligations under
  capital leases                          (60,602)        (71,221)      (46,776)
Increase in long-term debt                   -               -          200,000
Repayment of long-term debt               (68,829)        (61,830)      (19,180)
--------------------------------------------------------------------------------
Cash provided by financing activities   7,880,188       5,279,302     2,544,703
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets               (179,085)        (60,190)     (397,059)
Patent costs capitalized                 (324,445)       (168,160)     (139,208)
Short-term investments                 (4,396,494)     (1,210,917)    5,205,483
--------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities                 (4,900,024)     (1,439,267)    4,669,216
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents during the year       (961,524)        289,439     2,775,898
Cash and cash equivalents,
  beginning of year                     4,209,003       3,919,564     1,143,666
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                           3,247,479       4,209,003     3,919,564
================================================================================

Supplemental cash flow information:
   Interest paid                           15,850          27,704        12,463
================================================================================

See accompanying notes

Page 1
Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



1.   NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") was incorporated under the Company Act (British Columbia) on December 24, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2.   SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 15. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Inc. (formerly 3629490 Canada
Inc). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

Short-term investments are considered available for sale and are carried at the lower of cost or market. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired has been ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are nonrefundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing and option fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Initial fees and option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Milestone payments are recognized according to the contract terms as the milestones are achieved to the extent that no performance obligation remains.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 10[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method of tax allocation accounting for income taxes.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective year, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

The Canadian Institute of Chartered Accountants has revised and replaced Section 3500 of the CICA Handbook, "Earnings Per Share," which will be effective for the Company's first interim quarter in the year ended November 30, 2002. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.


3.   FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including accounts receivable, interest and other receivables and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



4.   CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $2,914,000 [1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 6.02% at November 30, 2000 [1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $1,216,560 (U.S. $792,031) [November 30, 1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 5.76% at November 30, 2000 [1999 - 5.02%] and maturities to July 2001 [1999 - June 2001].


5.   ACCOUNTS RECEIVABLE AND OTHER

                                                         2000           1999
                                                          $              $
--------------------------------------------------------------------------------
Accounts receivable                                      500,000           -
Prepaid expenses                                         137,287        170,769
Interest and other receivables                           253,625         87,747
--------------------------------------------------------------------------------
                                                         890,912        258,516
================================================================================

At November 30, 2000, the Company had accounts receivable of $500,000 from one collaboration partner [note 18].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



6.   CAPITAL ASSETS

                                                       Accumulated      Net book
                                            Cost      amortization       value
                                             $              $              $
--------------------------------------------------------------------------------
2000
Laboratory equipment                      583,238        310,588        272,650
Computer equipment                        347,998        299,304         48,694
Equipment under capital lease             135,243         63,555         71,688
Office equipment                           98,451         46,585         51,866
Leasehold improvements                     10,093          2,021          8,072
--------------------------------------------------------------------------------
                                        1,175,023        722,053        452,970
================================================================================

1999
Laboratory equipment                      380,805        184,143        196,662
Computer equipment                        315,964        237,479         78,485
Equipment under capital lease             211,086         73,116        137,970
Office equipment                           71,851         29,791         42,060
Leasehold improvements                      6,884            485          6,399
--------------------------------------------------------------------------------
                                          986,590        525,014        461,576
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



7.   OTHER ASSETS

                                                       Accumulated      Net book
                                            Cost      amortization       value
                                             $              $              $
--------------------------------------------------------------------------------

2000
Technology                              3,396,193      1,953,115      1,443,078
License                                   105,208         42,082         63,126
Patents                                   996,108        493,294        502,814
--------------------------------------------------------------------------------
Total                                   4,497,509      2,488,491      2,009,018
================================================================================

1999
Technology                              3,396,193      1,613,496      1,782,697
License                                   105,208         31,561         73,647
Patents                                   626,309        123,185        503,124
--------------------------------------------------------------------------------
Total                                   4,127,710      1,768,242      2,359,468
================================================================================

During the year ended November 30, 2000, the Company recorded additional amortization expense of approximately $287,000 [1999 - nil] with respect to patents not directly related to the Company's current focus.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



8.   CREDIT FACILITY

At November 30, 2000, the Company has available an operating line of credit of $100,000 [1999 - $200,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


9.   LONG-TERM DEBT

                                                         2000           1999
                                                          $              $
--------------------------------------------------------------------------------

Promissory note bearing interest at 10.77%
per annum, repayable in blended monthly
instalments of $6,468 per month commencing
August 1, 1998 until July 1, 2001                         50,161        118,990

Less: current portion                                    (50,161)       (68,829)
--------------------------------------------------------------------------------
                                                            -            50,161
================================================================================

As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender. The assigned term deposit will be released to the Company in July 2001, upon the maturity of the promissory note.

Interest expense during the year ended November 30, 2000 amounted to $8,787 [1999 - $15,786; 1998 - $6,692].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



10.  SHARE CAPITAL

[a]     Authorized

200,000,000 common shares without par value

[b]     Issued

                                                   Number of
                                                  common shares       Amount
                                                        #                $
--------------------------------------------------------------------------------

Balance, November 30, 1997                          25,094,599       17,541,191
Issued for cash upon exercise of options               658,700          740,259
Issued for cash upon exercise of warrants [c [iii]]  1,920,000        1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                          27,673,299       19,951,850
Issued for cash upon exercise of options                 5,000            5,000
Issued for cash upon exercise of warrants [c [iii]]    939,000          845,100
Issued for cash pursuant to private placements,
   net of issuance costs [c [ii]]                    7,285,643        4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                          35,902,942       25,282,040
Issued for cash upon exercise of options               178,000          151,190
Issued for cash upon exercise of warrants [c [ii]]     728,564          509,995
Issued for cash pursuant to private placements,
   net of issuance costs [c [i]]                     5,906,342        7,348,434
Return of escrow shares [f]                         (1,500,000)      (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                          41,215,848       32,235,393
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



10.  SHARE CAPITAL (cont'd.)

[c]     Private placements

[i] On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at November 30, 2000.

        On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2000.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



10.  SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

        On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]     Share purchase warrants

At November 30, 2000 common share purchase warrants were outstanding as follows:

Number of common shares issuable        Exercise price        Date of expiry
                  #                             $
--------------------------------------------------------------------------------

              554,920                          1.40           October 14, 2001
            2,774,600                          1.60           April 14, 2002
              178,571                          1.60           June 5, 2002
--------------------------------------------------------------------------------
            3,508,091
================================================================================

[e]     Stock options

In May 1998, the shareholders approved a stock option plan for which up to 4,000,000 common shares can be reserved for issuance to directors, officers, employees, consultants and clinical advisory Board members of the Company. The shares available for issuance under the stock option plan generally vest over a period beginning immediately to 5 years. Of the total stock options outstanding at November 30, 2000, 220,000 options vest upon the achievement of certain milestones [1999 - nil]. At November 30, 2000 the Company has 343,800 [1999 - 1,517,550] common shares reserved for future issuance under this plan.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



10.  SHARE CAPITAL (cont'd.)

At November 30, 2000 stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

    Number of common shares
 under option      currently exercisable      Exercise price     Date of expiry
      #                     #                         $
--------------------------------------------------------------------------------
   150,000               150,000                     0.70     April 10, 2001
   200,000               200,000                     1.85     April 26, 2001
   175,000               175,000                     1.00     July 8, 2001
   290,000               290,000                     1.40     April 2, 2002
    40,000                40,000                     1.42     April 20, 2002
    80,000                80,000                     1.25     May 29, 2002
   100,000               100,000                     0.61     October 31, 2002
    15,000                15,000                     0.97     January 18, 2003
   600,000               360,000                     1.49     March 17, 2003
   100,000                40,000                     1.10     February 8, 2004
   240,000               210,000                     1.58     June 11, 2004
   265,000               235,000                     1.05     October 15, 2004
    50,000                50,000                     0.61     October 31, 2004
    30,000                30,000                     1.26     January 10, 2005
    50,000                20,000                     1.05     February 24, 2005
    55,000                55,000                     1.81     March 29, 2005
    60,000                30,000                     0.61     October 31, 2005
   105,000                15,000                     1.05     February 13, 2006
   508,750                  -                        1.27     May 24, 2006
   452,500                90,000                     1.38     September 12, 2006
    75,000                  -                        1.38     September 18, 2006
    37,500                  -                        1.10     November 23, 2006
--------------------------------------------------------------------------------
 3,678,750             2,185,000
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



10.  SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2000, are summarized as follows:

                                                 Number of      Weighted average
                                               common shares       exercise
                                                under option         price
                                                     #                 $
--------------------------------------------------------------------------------

Balance, November 30, 1997                        1,696,000           1.15
Options granted                                   1,755,000           1.48
Options exercised                                  (658,700)          1.12
Options forfeited                                  (425,000)          1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                        2,367,300           1.31
Options granted                                     480,000           0.92
Options exercised                                    (5,000)          1.00
Options forfeited                                  (159,300)          1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                        2,683,000           1.25
Options granted                                   1,273,750           1.31
Options exercised                                  (178,000)          0.85
Options forfeited                                  (100,000)          1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                        3,678,750           1.29
================================================================================

[f]     Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]     Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2000, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



11.  COMMITMENTS AND CONTINGENCIES

Commitments

Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        321,000
================================================================================

Rent expense for the year ended November 30, 2000 amounted to $256,285 [1999 - $141,717; 1998 - $118,942].

Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                     46,148
--------------------------------------------------------------------------------
Total minimum lease payments                                             46,148
Less: amount representing interest (from 8.5% to 11.5%)                  (5,003)
--------------------------------------------------------------------------------
                                                                         41,145

Less: current portion of capital lease obligations                      (41,145)
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the year ended November 30, 2000 amounted to $7,062 [1999 - $11,918; 1998 - $5,771].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



11.  COMMITMENTS AND CONTINGENCIES (cont'd.)

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures as follows:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                    741,000
================================================================================

License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



12.  COLLABORATIVE AGREEMENTS

During fiscal 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD 1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

During fiscal 2000, the Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Under the terms of the agreement, Antalium agreed to pay the Company an initial fee, which was paid in fiscal 2000, and additional amounts based on the number of compounds selected by Antalium for further development. Antalium further agreed to pay the Company additional milestone payments and royalties based on future net sales. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



13.  INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                    Investment       Non-capital
                                                    tax credits         losses
                                                         $                 $
--------------------------------------------------------------------------------

2001                                                     -              177,000
2002                                                     -              332,000
2003                                                     -              545,000
2004                                                    4,000         1,530,000
2005                                                   62,000         2,830,000
2006                                                  111,000         2,549,000
2007                                                  258,000         2,494,000
2008                                                  520,000              -
2009                                                  402,000              -
2010                                                  458,000              -
--------------------------------------------------------------------------------
                                                    1,815,000        10,457,000
================================================================================

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,941,000 which may be used to reduce future income tax. In addition, the Company has approximately $2,539,000 of unclaimed investment tax credits which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



14.  RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                          2000            1999          1998
                                           $               $             $
--------------------------------------------------------------------------------

Companies with a common director for:
- contract research services               30,539         163,954        48,041
- administrative consulting services         -              6,500          -
Directors for:
- research consulting services            104,901          37,761          -
- administrative consulting services       30,700           3,500          -
================================================================================

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts payable and accrued liabilities at November 30, 2000 is $18,276 [1999 - $40,690] owing to directors and/or companies with a common director.


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

        For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $8,901,000 [1999 - $6,800,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

        Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Under U.S. GAAP, the Company will allocate the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of $1,085,000 to additional paid in capital. In addition, the Company will record the fair value of the compensation options granted of $200,000 [1999 - $102,000] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to employees and directors. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $4,100 in respect of options granted to employees below fair market value [1999 - $nil; 1998 - $nil].

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended December 31, 2000 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.96, risk-free interest rate 6.5% and expected average option life of 4.8 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $121,000 in respect of options granted to non-employees in future periods.

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)




15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[f] In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 will be effective for the Company's year ending November 30, 2001. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

[g] The United States Securities and Exchange Commission has issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB 101). This pronouncement may be adopted no later than the Company's fiscal quarter commencing September 1, 2001 and will be retroactively adjusted by a cumulative effect adjustment as at December 31, 2000. The application of SAB 101 will result in the Company being required to amortize the $1.5 million in research collaborative, licensing and option fees recognized during the year ended November 30, 2000 over the term of the contract.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                          2000            1999          1998
                                           $               $             $
--------------------------------------------------------------------------------

Loss for year, Canadian GAAP           (4,496,038)     (4,451,320)   (5,168,419)
Adjustment for stock-based
  compensation
   - employees                            (28,400)           -             -
   - non-employees                       (179,500)        (51,000)     (129,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (4,703,938)     (4,502,320)   (5,297,419)
Unrealized gains on investments           117,662            -             -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
  U.S. GAAP                            (4,586,276)     (4,502,320)   (5,297,419)
================================================================================

Deficit, beginning of year,
  U.S. GAAP                           (16,861,839)    (12,359,519)   (7,062,100)
Loss for the year, U.S. GAAP           (4,703,938)     (4,502,320)   (5,297,419)
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP       (21,565,777)    (16,861,839)  (12,359,519)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                          2000            1999          1998
                                           $               $             $
--------------------------------------------------------------------------------

Numerator
Loss for of the year, U.S. GAAP        (4,703,938)     (4,502,320)   (5,297,419)
================================================================================

Denominator
Weighted average number of
  common shares outstanding            37,782,044      28,331,730    26,780,674
Escrowed shares                          (345,205)     (1,500,000)   (1,500,000)
--------------------------------------------------------------------------------
                                       37,436,839      26,831,730    25,280,674
================================================================================

                                           $               $             $
--------------------------------------------------------------------------------

Basic and diluted loss per share,
  U.S. GAAP                                 (0.13)          (0.17)        (0.21)
================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                         2000           1999
                                                          $              $
--------------------------------------------------------------------------------

Cash and cash equivalents                              3,256,629      4,209,003
Short-term investments                                 7,080,173      2,575,167
Share capital                                         30,950,393     25,282,040
Accumulated other comprehensive income                   117,662           -
Contributed surplus                                    3,096,416        547,250
Deficit                                              (21,565,777)   (16,861,839)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)



16.  SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2000, 75% and 24% of research collaborative, licensing and option fees are derived from two major collaborators in Sweden and Canada, respectively [1999 - 95% from one major collaborator in Switzerland; 1998 - 100% from one collaborator in Switzerland].


17.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


18.  SUBSEQUENT EVENTS

In December 2000, the Company granted 52,500 stock options to its employees. These stock options are exercisable at a price of $0.65 per share and expire on December 18, 2006.

In February 2001, the Company collected $500,000 that was due from a collaboration partner at November 30, 2000 [note 5].

Exhibit 19


                                   3650 Wesbrook Mall          Tel: 604-222-5577
NORTRAN                            Vancouver, BC               Fax: 604-222-6617
    PHARMACEUTICALS, INC.          V6S 2L2  CANADA      Website: www.Nortran.com
================================================================================

FOR IMMEDIATE RELEASE                                 TSE: NRT,   NASD BB: NTRDF


NORTRAN REPORTS FIRST QUARTER RESULTS
 -------------------------------------


Vancouver, Canada, April 27, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) reported today a net loss of $1,456,249 ($0.04 per common share) for the first quarter ended February 28, 2001. These results compared with a net loss of $1,129,831 ($0.03 per common share) for the same period in the preceding fiscal year.

Research and development expenses increased to $1,102,475 in the first quarter in 2001 as compared to $860,256 in the same quarter in 2000. The increase was primarily due to the cost associated with the increased operational activities as the Company prepared its lead compound, RSD1235, for the Phase I Clinical Trial and progressed on its Kv1.5 program to enhance its research and development pipeline. General and administration expenses increased to $356,477 in the first quarter in 2001 as compared to $307,807 in the same quarter in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

At February 28, 2001, the Company's cash and cash equivalents and short-term investments, of $8,597,853 at February 28, 2001 as compared to $10,219,140 at November 30, 2000. The Company's activities during the quarter ended February 28, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At February 28, 2001, the Company had working capital of $8,578,088 as compared to $10,019,044 at November 30, 2000.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's acute-therapy program is built around the RSD1235 drug candidate which is now in Phase 1 clinical
testing.   Nortran's expertise in ion channel biology has also focused on developing agents targeting the Kv1.5 channel that is specific for atrial tissue. The Company is based at the University of British Columbia in Vancouver, and is traded on The Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Selected Financial Highlights (Canadian dollars)1
--------------------------------------------------------------------------------
                                                           As at
Balance Sheets                             February 28, 2001   November 30, 2000
================================================================================

Cash and cash equivalents                      $   4,082,893      $   3,247,479
Short-term investments                             4,514,960          6,971,661
Accounts receivable & prepaid expenses               827,183            890,912
--------------------------------------------------------------------------------
Total current assets                               9,425,036         11,110,052
Capital assets                                       427,978            452,970
Other assets                                       1,590,717          2,009,018
--------------------------------------------------------------------------------
Total assets                                   $  11,443,731      $  13,572,040
================================================================================

Current liabilities                            $     846,948      $     999,702
Long-term capital lease obligations and debt            -                91,306
Shareholders' equity                              10,596,783         12,481,032
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity     $  11,443,731      $  13,572,040
================================================================================


--------------------------------------------------------------------------------
                                                 For the Three Months ended
Statements of Loss and Deficit             February 28, 2001   February 29, 2000
================================================================================

Revenue
Research collaborative                         $      30,448      $      79,494
Grant income                                          57,437             14,500
Interest and other income                            129,669             77,899
--------------------------------------------------------------------------------
                                                     217,554            171,893
================================================================================

Expenses
Research and Development                           1,102,475            860,256
General & Administrative                             356,477            307,807
Amortization                                         214,851            133,661
--------------------------------------------------------------------------------
                                                   1,673,803          1,301,724
================================================================================

Net Loss for the period                        $  (1,456,249)     $  (1,129,831)

Deficit, beginning of period                     (21,238,627)       (16,314,589)
--------------------------------------------------------------------------------
Deficit, end of period                         $ (22,694,876)     $ (17,444,420)
================================================================================
Net Loss per Common Share 2                    $       (0.04)     $       (0.03)
================================================================================

1     Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.


ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer


              WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR
                           "FORWARD-LOOKING" STATEMENTS.
        THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
        RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 20


To Our Shareholders:

This has been a quarter of strategic refocusing as the Company announced that its research and development activities would focus exclusively in the cardiac area. Nortran currently has three programs in this area: the RSD1122 program for chronic atrial arrhythmia, the RSD1235 program for acute atrial arrhythmia, and the Kv1.5 program for both acute and chronic arrhythmia.

The strategic refocusing also led to the appointment of Dr. Alan Ezrin as Chief Scientific Officer and Dr. Barry Johnson as Director of Pharmacology. Both appointments help position Nortran as a world-leader in the treatment of heart disease.

Nortran's antiarrhythmic drug programs focus on safety. Current drugs have severe side effects. Nortran's drug development strategy is to create safe, effective drugs by targeting the specific arrhythmia-causing tissue, leaving normal cardiac tissue relatively untouched.

RSD1235 Shows Safety and Efficacy in Pre-clinical Studies

In January, Nortran announced that its clinical candidate, RSD1235, was effective in terminating atrial fibrillation (AF). The study evaluated the efficacy of RSD1235 in a canine model of AF. The studies were performed at the Montreal Heart Institute under the guidance of Stanley Nattel, MD.

RSD1235 terminated atrial fibrillation in all the subjects tested. Associated toxicity studies also demonstrated safety as no adverse events were observed at approximately 10 times the effective dose.

RSD1235 has proven effective in four different animal species. The intention is to take RSD1235 forward into clinical development in humans.

Dr. Alan Ezrin Appointed Chief Scientific Officer and Director

In February, Nortran appointed Dr. Alan Ezrin as Chief Scientific Officer. Dr. Ezrin has extensive R&D and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin also joins Nortran's Board of Directors, adding valuable industry and clinical experience.

Phase II Trial Completed for CP1

In December, Nortran announced the completion of its Phase II clinical trial for its anti-cough drug CP1. The study assessed the ability of CP1 to reduce cough in patients suffering from "idiopathic cough". The results showed that CP1 did not show statistically significant inhibition of cough in patients suffering from idiopathic cough.

The strategic refocusing follows these negative results. Any future work done in the cough area will be contingent on partnering this program.

Results of Operations
---------------------

For the first quarter ended February 28, 2001, the Company recorded a net loss of $1,456,249 ($0.04 per common share). These results compared with a net loss of $1,129,831 ($0.03 per common share) for the same period in the preceding fiscal year ("2000").

Revenue for the first quarter in 2001 increased to $217,554 as compared to $171,893 for the same quarter in 2000. The increase in revenue for the quarter was mainly due to the additional research grant of $42,937 and the increase of $51,770 interest and other income, compared to the same quarter in 2000. These increases were offset by a decline in research collaborative revenue of $49,046.

Research and development expenses increased to $1,102,475 in the first quarter in 2001 as compared to $860,256 in the same quarter in 2000. The increase was primarily due to the cost associated with the increased operational activities as the Company prepared its lead compound, RSD1235, for the Phase I Clinical Trial and progressed on its Kv 1.5 programs to enhance its research and development capabilities. General and administration expenses increased to $356,477 in the first quarter in 2001 as compared to $307,807 in the same quarter in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities. Amortization increased to $214,851 in the first quarter in 2001 as compared to $133,661 in the same quarter in 2000. The increase was primarily due to the additional write-off of intellectual property cost, incurred during the quarter, for the Company's inactive research projects.

Liquidity and Capital Resources
-------------------------------

The Company's activities during the quarter ended February 28, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At February 28, 2001, the Company had working capital of $8,578,088 as compared to $10,019,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $8,597,853 at February 28, 2001 as compared to $10,219,140 at November 30, 2000.

Capital expenditures incurred during the quarter were $199,558, including a total investment of $168,453 for the expansion of intellectual property rights and a total acquisition cost of $31,105 in capital assets.

We look forward to reporting further progress in the months ahead.

Respectfully,


/s/ Robert Rieder

Robert Rieder                                                     April 23, 2001
President & CEO

NORTRAN PHARMACEUTICALS INC.
Incorporated under the laws of British Columbia
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================

                                                         As at
                                        ----------------------------------------
ASSETS                                      February 28,         November 30,
                                                2000                2000
--------------------------------------------------------------------------------

Current
   Cash and cash equivalents                    $   4,082,893     $   3,247,479
   Short-term investments                           4,514,960         6,971,661
   Accounts receivable & prepaid expenses             827,183           890,912
--------------------------------------------------------------------------------
                                                    9,425,036        11,110,052
Capital assets                                        427,978           452,970
License, patents and technology                     1,590,717         2,009,018
--------------------------------------------------------------------------------
                                                $  11,443,731     $  13,572,040
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities     $     785,362     $     999,702
   Current portion of obligations under
     capital lease                                     29,816            41,145
   Current portion of long-term debt                   31,770            50,161
--------------------------------------------------------------------------------
Total Liabilities                                     846,948         1,091,008
--------------------------------------------------------------------------------

Shareholders' Equity
Share Capital                                      32,235,393        32,235,393
Contributed surplus                                 1,056,266         1,056,266
Deficit                                           (22,694,876)      (20,810,627)
--------------------------------------------------------------------------------
                                                   10,596,783        12,481,032
--------------------------------------------------------------------------------
                                                $  11,443,731     $  13,572,040
================================================================================


On behalf of the Board:

/s/ Bob Rieder                                   /s/ Michael J. A. Walker

Robert Rieder, Director                          Michael J. A. Walker, Director

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================

                                                  For the Three Months ended
                                             -----------------------------------
                                                February 28,       February 29,
                                                   2001               2000
--------------------------------------------------------------------------------

Revenue
   Research collaborative                       $      30,448     $      79,494
   Grant income                                        57,437            14,500
   Interest and other income                          129,669            77,899
--------------------------------------------------------------------------------
                                                      217,554           171,893
--------------------------------------------------------------------------------

Expenses
   Research and development                         1,102,475           860,256
   General and administration                         356,477           307,807
   Amortization                                       214,851           133,661
--------------------------------------------------------------------------------
                                                    1,673,803         1,301,724
--------------------------------------------------------------------------------

Net loss for the period                             1,456,249         1,129,831

Deficit, beginning of period                       21,238,627        16,314,589
--------------------------------------------------------------------------------
Deficit, end of period                          $  22,694,876     $  17,444,420
================================================================================

Net loss per common share                       $        0.04     $        0.03
================================================================================

Weighted average number of outstanding shares      41,215,848        35,407,992
================================================================================

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================

                                                  For the Three Months ended
                                             -----------------------------------
                                                February 28,       February 29,
                                                   2001               2000
--------------------------------------------------------------------------------

Operating Activities
   Loss for the period                          $  (1,456,249)    $  (1,129,831)
   Add items not affecting cash
     Amortization                                     214,851           133,661
--------------------------------------------------------------------------------
                                                  (1,241,398)          (996,170)
   Changes in non-cash working capital
    components
     Accounts receivable and prepaid expenses         63,729              7,985
     Accounts payable and accrued liabilities       (214,340)          (199,223)
--------------------------------------------------------------------------------
   Cash used in operating activities              (1,392,009)        (1,187,408)
--------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                            -                13,250
   Repayment on obligations under capital leases     (11,329)           (15,540)
   Repayment on long-term debt                       (18,391)           (16,521)
--------------------------------------------------------------------------------
   Cash used in financing activities                 (29,720)           (18,811)
--------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                        (31,105)            (7,221)
   License and patents                              (168,453)           (33,096)
   Short-term investments                          2,456,701           (578,603)
--------------------------------------------------------------------------------
   Cash provided by (used in) investing
      activities                                   2,257,143           (618,920)
--------------------------------------------------------------------------------

Increase (decrease) in cash during the period        835,414         (1,825,139)

Cash and cash equivalents, beginning of period     3,247,479          4,209,003
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period       $   4,082,893      $   2,383,864
================================================================================

NORTRAN PHARMACEUTICALS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================


1.    BASIS OF PRESENTATION

      The accompanying unaudited financial statements have been prepared using the same accounting policies and methods of computation as the most recent audited financial statements. These financial statements and notes do not include all disclosures required for annual financial statements and should be with the audited financials statements for the year ended November 30, 2000 included in the Company's Annual Report which has been filed with the appropriate securities commissions.


2.    NET LOSS PER COMMON SHARE

      Net loss per common share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted loss per share has not been disclosed where the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

3.    CHANGE IN ACCOUNTING PRINCIPLE

      Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in a decrease in technology and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the quarter ended February 28, 2001 of $26,680. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

4.    SHARE CAPITAL

      (a)  Authorized

           200,000,000 common shares without par value

      (b)  Issued and Outstanding

                                                      Number of
                                                    Common Shares      Amount
           ---------------------------------------------------------------------
           Balance as at November 30, 2000           41,215,848     $32,235,393
           ---------------------------------------------------------------------
           Issued during the quarter ended
               February 28, 2001                           -               -
           Balance as at February 28, 2001           41,215,848     $32,235,393
           ---------------------------------------------------------------------

NORTRAN PHARMACEUTICALS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================

4.    SHARE CAPITAL (Cont'd)

      (c)  Share Purchase Warrants

           As at February 28, 2001 common share purchase warrants were outstanding as follows:

                                                 Exercise            Number of
           Date of Expiry                         Price            Common Shares
           ---------------------------------------------------------------------
           October 14, 2001                       $1.40                 554,920
           April 14, 2002                         $1.60               2,774,600
           June 5, 2002                           $1.60                 178,571
           ---------------------------------------------------------------------
           Balance as at February 28, 2001                            3,508,091
           =====================================================================

      (d)  Stock Options

           As at February 28, 2001, the Company had 4,481,250 stock options outstanding, of which 2,225,000 were exercisable, at a weighted average exercise price of $1.19 per common share and expiring at various dates from April 10, 2001 to January 29, 2007.

                                      Weighted
                                       Average         Number of Common Shares
                                   Exercised Price
           ---------------------------------------------------------------------
                                                     Outstanding    Exercisable
                                                    ----------------------------

           Balance, November 30, 2000     $1.29        3,678,750      2,185,000
           Options granted during the
                quarter (1)               $0.74          802,500           -
           Options vested during the
                quarter                   $1.08              n/a         40,000
           Options exercised               n/a              -              -
           Options forfeited               n/a              -
           ---------------------------------------------------------------------
           Balance, February 28, 2001     $1.19(2)     4,481,250      2,225,000
           =====================================================================

           (1) 750,000 of these options were granted subject to the approval of the Company's shareholders at the annual general meeting in May 2001.
           (2) Represents weighted average exercise price of stock options outstanding.

      (e)  Commitment to issue shares

           Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. As at February 28, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.

NORTRAN PHARMACEUTICALS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
================================================================================

5.    SUBSEQUENT EVENT

      Subsequent to the quarter ended February 28, 2001, 150,000 stock options at $0.70 per share expired on April 10, 2001, and 60,000 stock options at a weighted average price of $1.11 and at various expiry dates from February 16, 2006 to November 23, 2006 were cancelled.

Exhibit 21

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27
                                 SECURITIES ACT
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            April 27, 2001

Item 3.     PRESS RELEASE

            April 27, 2001 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer reports on its first quarter results ended February 28, 2001.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated April 27, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:          Christina Yip
            Title:         Chief Financial Officer and Secretary
            Phone No.:     (604) 222-5577

Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 30th day of April, 2001.

                                         NORTRAN PHARMACEUTICALS INC.

                                         Per:


                                           /s/ Christina Yip
                                           ---------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 22


                                                              3650 Wesbrook Mall
NORTRAN                                                   Vancouver, BC  V6S 2L2
    PHARMACEUTICALS, INC.                   Tel: 604.222.5577  Fax: 604.222.6617


May 3, 2001


VIA SEDAR
---------

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission


Attention:  Statutory Filings
-----------------------------

Dear Sir/Madame:

     Re:   Nortran Pharmaceuticals Inc. (the "Company") - Filing of Interim
     ----------------------------------------------------------------------
                               Financial Statement
                               -------------------

We confirm that the interim financial statements for the quarter ended February 29, 2001 were sent to each of the persons listed on the Company's mailing list maintained in accordance with National Policy 41 on April 30, 2001.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Nortran Pharmaceuticals Inc.

/s/ Christina Yip

Christina Yip
Corporate Secretary

cc:     Toronto Stock Exchange

Exhibit 23

                                        Catalyst
                                 Corporate Finance Lawyers


June 1, 2001

BY SEDAR


British Columbia Securities Commission    Alberta Securities Commission
PO Box 10142, Pacific Centre              20th Floor, 10025 Jasper Avenue
701 West Georgia Street                   Edmonton, AB
Vancouver, BC  V7Y 1L2                    T5J 3Z5

Attention:   Director, Corporate Finance  Attention:   Director, Capital Markets

Dear Sirs:

                      Nortran Pharmaceuticals Inc. (the "Company")
                                 Annual Information Form
                                 -----------------------

We are counsel to the Company. On behalf of the Company, we hereby file the Company's Annual Report on Form 20-F (the "20-F") pursuant to Local Policy 3-27 of the British Columbia Securities Commission ("Policy 3-27") and Rule 45-501 of the Alberta Securities Commission ("Rule 45-501"). The Company is currently registered under the United States Securities Exchange Act of 1934.
Accordingly, the Company wishes to use its 20-F as an alternative form of Annual Information Form, as permitted under section 5.8(d) of Policy 3-27 and section 3.4(d) of Rule 45-501. The 20-F is dated May 29, 2001 and includes the Company's financial statements for the year ended November 30, 2000.

The following documents are enclosed:

1.     Form 20-F/A-1 dated May 29, 2001;
2. fee in the amount of $1,000 payable to the British Columbia Securities Commission; and
3.     fee in the amount of $250 payable to the Alberta Securities Commission.

We trust the foregoing is satisfactory.

Yours very truly,

CATALYST

/s/ Tanya Prutton

Tanya J. Prutton
Direct Line:   (604) 443-7035
E-Mail:        tprutton@catalyst-law.com
TJP/jcu
Enclosures

cc:     The Toronto Stock Exchange
        Attn:  Corporate Finance Services

cc:     Nortran Pharmaceuticals Inc.
        Attn:  Ms. Christina Yip


         1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada Telephone 604 688.6900 - Facsimile 604 443.7000 - Web Site www.catalyst-law.com
                A Partnership of Individuals and Law Corporations

Exhibit 24

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 FORM 20-F/A-1

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR
                     THE FISCAL YEAR ENDED NOVEMBER 30, 2000

                          Commission file number   0-29338

                            NORTRAN PHARMACEUTICALS INC.
              (Exact Name of Company as Specified in its Charter)


                               BRITISH COLUMBIA, CANADA
                   (Jurisdiction of incorporation or organization)

                 3650 WESBROOK MALL, VANCOUVER, B.C., CANADA, V6S 2L2 (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE
Title of each class:                Name of each exchange on which registered:

COMMON SHARES WITHOUT PAR VALUE           THE TORONTO STOCK EXCHANGE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:
41,215,848

Indicate by check mark whether the Company (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    [X]   Yes         [ ]   No

Indicate by check mark which financial statement item the Company has elected to follow.

    [X]   Item 17     [ ]   Item 18

                                       The Index to Exhibits is found at Page 59

FORWARD-LOOKING STATEMENTS AND RISK FACTORS
-------------------------------------------

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the Company's early stage of development, the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven, the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development, the possibility that the Company or its collaborators will not successfully develop any products, the possibility that advances by competitors will cause the Company's proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the company's products, risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully, the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties, the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavorable terms, the possibility that any products successfully developed by the Company will not achieve market acceptance, and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under Item 3 - "Key Information - Risk Factors." These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

                                  TABLE OF CONTENTS


GLOSSARY                                                                 4

PART I                                                                   6

ITEM 1.  Identity of Directors, Senior Management and Advisers           6

ITEM 2.  Offer Statistics and Expected Timetable                         6

ITEM 3.  Key Information                                                 6

ITEM 4.  Information on the Company                                     14

ITEM 5.  Operating and Financial Review and Prospects                   29

ITEM 6.  Directors, Senior Management and Employees                     32

ITEM 7.  Major Shareholders and Related Party Transactions              42

ITEM 8.  Financial Information                                          43

ITEM 9.  The Offer and Listing                                          44

ITEM 10.  Additional Information                                        46

ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk    55

ITEM 12.  Description of Securities Other than Equity Securities        55

PART II                                                                 55

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies               55

ITEM 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds                                           55

ITEM 15.  Reserved                                                      55

ITEM 16.  Reserved                                                      55

PART III                                                                55

ITEM 17.  Financial Statements                                          55

ITEM 18.  Financial Statements                                          56

ITEM 19.  Financial Statements and Exhibits                             56

EXHIBIT LIST                                                            59

                                     GLOSSARY
================================================================================

In this Annual Report, the following terms have the meanings set forth herein:

Anesthetics
 (local and dermal):     Drugs which block the transmission of
                         impulses.
Action potential:        Voltage change generated across the membrane of a nerve
                         or muscle cell when the cell is activated by electrical, chemical or mechanical stimuli.

Analgesic:               An agent which either directly blocks pain or blocks
                         the perception of pain.

Analog: A compound which is derived from another by chemical modifications.

Antiarrhythmic:          An agent which has the ability to decrease the
                         incidence of arrhythmias.

Arrhythmia:              An abnormal electrical signal in the heart, or an
                         abnormal heart beat resulting from such a signal.

Arrhythmogenic or        Having the tendency to increase the incidence of
Proarrhythmic:           arrhythmias.

Atria                    The upper chambers of the heart.

Atrial Arrhythmia:       Arrhythmia in the atria of the heart.

Channel Blocker:         A compound which decreases the ability of charged atoms
                         to pass through ion channels, thus inhibiting the electrical activity of the cell.

Enantiomers              Chemical Structural Forms

FDA                      Food and Drug Administration of the United States

IV                       Intravenous

In-Vitro Testing         Testing in test tubes

In-Vivo Testing          Testing in whole animals

Ion Channels:            Specialized pores in the membrane of cells which
                         assist in controlling and transferring electrical impulses, called action potentials, in the cell.

Ischemia Deficiency of blood in part, usually due to functional constriction or actual obstruction of blood vessel.

Ischemic tissue:         Tissue whose blood supply is inadequate for its
                         requirements for oxygen, nutrients and removal of metabolic by-products.

Ligand:                  A molecule that binds with a molecular target
                         (a drug receptor).

Myocardial infarction:   Death of part of the heart muscle, which usually
                         occurs in the region of the heart where blood flow has been stopped, commonly referred to as heart attack.

Myocardial ischemia:     Lack of blood flow to the heart, often due to a block
                         in a coronary artery during a heart attack.

Nociceptor:              Pain receptors at peripheral nerve endings that detect
                         noxious stimuli.

Nociblocker or           An agent which blocks or inhibits the nociceptor.
Nociceptor Blocker:

Pathology:               The structural and functional manifestations of
                         disease.

Pathology targeting:     Developing drugs based on the pathological conditions
                         of a disease rather than based on a specific molecular target.

pH:                      A measure of acidity.

Pharmacokinetic:         The activity or fate of drugs in the body over a period
                         of time, including the processes of absorption, distribution, localization in tissues, biotransformation, and excretion.

Pharmacology:            The science that deals with the origin, nature,
                         chemistry, effects, and uses of drugs.

SAR (Structure Activity
 Relationship):          A study in which a series of compounds is synthesized
                         and tested for pharmacological activity and each compound in the series is designed based on the correlation of structure and activity of all previous compounds. The structure activity series is successful if it culminates in a drug candidate with a good therapeutic index.

SCD (Sudden Cardiac
 Death): The term applied to those patients who, during the onset of a heart attack, abruptly lose cardiac function due to the onset of ventricular fibrillation.

Small molecule drug:     A drug which is constituted of a low molecular weight
                         compound, usually a synthesized organic compound.

TPP Therapeutic Product Program, the new drug regulatory authority in Canada.

Therapeutic index:       Experimental index of the relative safety of a
                         compound, constituting the ratio between the toxic dose
                         (numerator) and the effective dose (denominator) of the compound.

Ventricles:              The lower chambers of the heart, where the majority of
                         the muscular pumping action of the heart takes place.

Ventricular arrhythmias: Arrhythmias in the ventricles of the heart.

Ventricular fibrillation: A form of ventricular arrhythmia most often associated with SCD where the associated electrical activity results in a complete cessation of the pumping of the blood by the heart.

Ventricular tachycardia: An arrhythmia originating in the ventricles of the heart where aberrant electrical activity is triggering the heart to beat much too frequently; this often prevents proper blood circulation, resulting in fainting and possibly death.

Voltage-gated ion channel An ion channel which opens and closes in response to changes in membrance potential (voltage gradient across the cell membrane).

                                 NORTRAN PHARMACEUTICALS INC.
                         (referred to as "Nortran" and the "Company")


The information set forth in this Form 20-F is as of March 31, 2001 unless another date is indicated.

                                           PART I

         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
================================================================================
N/A.

                 ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
================================================================================
N/A.

                               ITEM 3.  KEY INFORMATION
================================================================================

SELECTED FINANCIAL DATA
-----------------------
The following table sets forth selected consolidated financial data for the Company which has been derived from the audited consolidated financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in
Note 15 to the audited financial statements included herein. This financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Item 5 Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed below.

                                                      Years Ended November 30
                                     -------------------------------------------------------------------------
                                            2000          1999          1998           1997          1996
--------------------------------------------------------------------------------------------------------------
OPERATING DATA

Revenue
 Research collaborative, licensing
  and option fees                       $ 2,081,046   $   482,876   $   228,767          -              -

Grant income                                135,363        45,810         4,234     $    22,260    $   139,313

Interest and other income                   506,541       258,395       320,286         106,187         32,498
--------------------------------------------------------------------------------------------------------------
                                          2,722,950       787,081       553,287         128,447        171,811
--------------------------------------------------------------------------------------------------------------
LOSS, CDN  GAAP                         $ 4,496,038   $ 4,451,320   $ 5,168,419     $ 2,749,088    $ 1,231,269

Basic and Diluted Loss per common
 share, CDN GAAP                               0.12          0.16          0.19            0.14           0.09

Weighted average number of
 outstanding common shares, CDN GAAP     37,782,044    28,331,730    26,780,674      19,546,048     13,048,683
--------------------------------------------------------------------------------------------------------------

Loss, Canadian GAAP                     $ 4,496,038   $ 4,451,320   $ 5,168,419     $ 2,749,088    $ 1,231,269

Adjustment for stock-based
 compensation                               207,900        51,000       129,000         237,500        119,000
--------------------------------------------------------------------------------------------------------------

LOSS, U.S. GAAP                           4,703,938     4,502,320     5,297,419      2,986,588       1,350,269
--------------------------------------------------------------------------------------------------------------

Loss per common share, US GAAP                 0.13          0.17          0.21           0.17            0.12
--------------------------------------------------------------------------------------------------------------
Weighted average number of
 outstanding shares, US GAAP             37,436,839    26,831,730    25,280,674     18,046,048      11,548,683
--------------------------------------------------------------------------------------------------------------
                                                      Years Ended November 30
                                     -------------------------------------------------------------------------
                                            2000          1999          1998           1997          1996
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Total Assets:

CDN GAAP                                $13,572,040   $ 9,863,730   $ 8,808,686     $11,111,530    $ 4,211,595

US GAAP                                  13,689,702     9,863,730     8,808,686      11,111,530      4,211,595
--------------------------------------------------------------------------------------------------------------

Net Assets:

CDN GAAP                                 12,481,032     8,967,451     8,088,581      10,846,341      3,972,363

US GAAP                                  12,598,694     8,967,451     8,088,581      10,846,341      3,972,363
--------------------------------------------------------------------------------------------------------------
Long term liabilities, CDN & US GAAP         91,306       220,737       353,788          82,477            -
--------------------------------------------------------------------------------------------------------------

Share Capital:

CDN GAAP                                 32,235,393    25,282,040    19,951,850      17,541,191      7,918,125

US GAAP                                  30,950,393    25,282,040    19,951,850      17,541,191      7,918,125
--------------------------------------------------------------------------------------------------------------

Number of Shares Outstanding as at
 year-end, CDN & US GAAP                 41,215,848    35,902,942    27,673,299      25,094,599     15,478,503
--------------------------------------------------------------------------------------------------------------

CURRENCY EXCHANGE RATES
-----------------------

In this Form 20-F all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of May 29, 2001, the exchange rate for conversion to U.S. Dollars was $1.00 Canadian = $0.0.6504 U.S. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

================================================================================
                                                     Exchange Rate
                                             Canadian Dollars into U.S. Dollars
                                             ==================================
                                                      High           Low
--------------------------------------------------------------------------------
Month ended April 30, 2001                          $0.6510        $0.6333
--------------------------------------------------------------------------------
Month ended March 31, 2001                          $0.6499        $0.6336
--------------------------------------------------------------------------------
Month ended February 28, 2001                       $0.6697        $0.6494
--------------------------------------------------------------------------------
Month ended January 31, 2001                        $0.6692        $0.6595
--------------------------------------------------------------------------------
Month ended December 31, 2000                       $0.6669        $0.6469
--------------------------------------------------------------------------------
Month ended November 30, 2000                       $0.6552        $0.6410
--------------------------------------------------------------------------------
                                                            Average
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000                         $0.6748
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999                         $0.6711
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998                         $0.6763
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997                         $0.7224
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1996                         $0.7331
================================================================================


RISK FACTORS
------------

The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. Specific risk factors to be considered include, but are not limited to, the following:

Uncertainties Related to Early Stage of Development

The Company is at an early stage of development. The Company has not completed the development of any commercial products and, accordingly, has no profitable operating history upon which investors may rely. The Company has received limited revenues from its operations and expects that most of its revenues in the foreseeable future will result from future corporate collaborations, if any. The Company's product candidates will require significant additional investment in research and development and in clinical trials. There can be no assurance that any of Nortran's products will meet applicable health regulatory standards, obtain required regulatory approvals, or be produced in commercial quantities at reasonable costs. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of such products. There can be no assurance that the Company will be able to enter into any corporate collaborations or that the Company will ever achieve profitability.

Limited Revenues; History of Significant Losses; Deficit

The Company has no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has engaged only in research and development. The Company has generated limited non-sales revenues and incurred significant operating losses. See "Item 8 - Financial Information" and "Item 19
- Financial Statements and Exhibits". The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. "See Item 5 - Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Future Capital Needs; Uncertainties of Additional Funding

The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among others, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 5 - Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations."

No Assurance of Regulatory Approval: Potential Delays

The preclinical testing and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition

The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete. "See Item 4 Information on the Company"

Dependence Upon Key Personnel

The Company is dependent on certain key employees, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant of the Company. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expired during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection

The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling their planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company has already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators or if the Company initiates such suits, and there can be no assurance that funds or resources would be available to the

Company in the event of any such litigation. Additionally, there can be no assurance, that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Successful Manufacturing

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

Delays from Non-compliance with Good Manufacturing Practices

The manufacture of the Company's pharmaceutical products will be subject to current Good Manufacturing Practices ("GMP") or similar regulations prescribed by the FDA, the TPP and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing

Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favorable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

Dependence on and Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favorable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development programs or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators, will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure to Product Liability Claims

The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPP approval prior to sale in the United States and Canada respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such claims. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available or, if obtained, will be sufficient to satisfy asserted claims. To date, the Company has acquired insurance solely for the purpose of clinical trial testing of its drug candidates.

Majority Canadian Directors

A majority of our directors are not residents of the United States and most, if not all, of these persons' assets are located outside of the United States. It may be difficult for a stockholder in the United States to effect service or realize anything from a judgment against these Canadian residents as a result of any possible civil liability resulting from the violation of United States federal securities laws.

Dilution

The Company has a substantial number of warrants and options outstanding. In addition, the Company may raise additional funding through equity financings. The exercise of warrants and options and the completion of equity financings, if available, may result in substantial dilution to shareholders.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose his or her interest in the transaction and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

No Dividends

To date, the Company has not paid any dividends on its common shares and does not intend to declare any dividends in the foreseeable future.


                         ITEM 4.  INFORMATION ON THE COMPANY
================================================================================

HISTORY AND DEVELOPMENT OF THE COMPANY
--------------------------------------

Nortran Pharmaceuticals Inc. was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In this Annual Report, the words "Company" or "Nortran" refer to Nortran Pharmaceuticals Inc. together with its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. ("Rhythm-Search"), a company incorporated under the Company Act (British Columbia) and Atriven Cardiology Corp. (formerly 3629490 Canada Inc.), a company incorporated under the Canada Business Corporations Act. The Company's head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada, and the address of the registered office of the Company is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada.


BUSINESS OVERVIEW
-----------------

General

Nortran is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Nortran's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The Company is currently working on three projects designed to prevent or treat atrial arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for IV administration in a hospital setting. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel (Kv1.5).

Drug Discovery Approach

The Company's approach to cardiac drug discovery is based on the specific steps outlined below.

Novel Idea
----------

Nortran addresses major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of Nortran's programs as well as those of its competitors. Such novel ideas may come from within Nortran, from its network of scientific collaborators, or from other sources. The key element of this activity is to select a novel molecular target which, if "hit" by a particular compound, will positively impact on the disease to which it is linked.

Pathology Targeting
-------------------

Because novel molecular targets can involve significant risk that hitting the target may not have the desired impact on the specified disease state, Nortran places high importance on early testing of its drug candidates against sophisticated animal models of the specified disease state. This activity complements in-vitro testing of drug candidates to determine their affinity and specificity for the selected target. Nortran has a highly developed capability in regard to such in-vivo testing of its drug candidates. Nortran has developed in-vitro cell-based screens for measuring the impact of its ion-channel blocking drugs. These in-vitro screens provide timely and cost-efficient information prior to the in-vivo testing of Nortran's compounds.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, Nortran uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. Nortran then synthesizes and screens analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

Business Strategy

Nortran's business strategy is based around several important principles which guide the Company's activities.

Core Expertise
--------------

Nortran focuses on drugs which treat cardiac diseases and conditions. By focusing its efforts in this way, Nortran has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore likely to result in a drug which impacts a specific disease state.

Discovery and Development
-------------------------

Nortran undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Nortran to pursue internally generated discovery projects as well as in-licensed later-stage projects.

Multiple Projects
-----------------

A central principle of Nortran's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors". Nortran emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables Nortran to source projects both internally and externally, for a more diverse selection of projects.

External Resources
------------------

Nortran operates as a "semi-virtual" research organization, intending to reduce internal operating expenses so as to allow Nortran flexibility and to maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary generalist skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing.

Development Partnerships
------------------------

 The Company's strategy is to develop its drugs internally to a point where both safety and efficacy have been demonstrated, then partner with larger companies who fund expensive late-stage clinical trials and market the drugs See "Collaborations".

Research and Development

Ion Channel Focus

Nortran's research and development strategy is mainly based upon the utilization of its expertise in the field of ion channels. Nortran focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

Ion channels are cell membrane spanning proteins which permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

Nortran's cardiac drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.



Ion channel                   Ion channel
                                 Closed                 Open

                            [GRAPHIC OMITTED]



                                 Figure 1.
                Voltage-gated ion channel showing structure



Many different types of ion channels - more than 50 - have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of such ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Many important current drugs mediate ion channel activity, either directly by blocking firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

Current Projects

Nortran's current drug discovery and development efforts target cardiac arrhythmia. Because the market opportunity in the cardiac arrhythmia area is very large and is relatively high risk, the Company has three programs underway in this therapeutic area.

Antiarrhythmic Overview
-----------------------

Cardiac arrhythmia are abnormal rhythms of the beating of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

I.     Ventricular Arrhythmia

Ventricular tachycardia and ventricular fibrillation are two types of life threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 225,000 people die annually from SCD due to ventricular arrhythmia (American Heart Association, 2000 Heart & Stroke Statistical Update).

Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.




              [GRAPHIC OMITTED]                [GRAPHIC OMITTED]

                Normal Heart                    Ischemic Heart


                                 Figure 2.
Normal electrical conduction in the heart vis vis conduction in ischemic tissue

Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

In contrast to currently available antiarrhythmic drugs, some of Nortran's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Nortran's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

II.     Atrial Fibrillation Antiarrhythmic

Atrial fibrillation is a condition affecting the upper chambers of the heart. This condition is common but not acutely life-threatening. A recent study (American Heart Association, 2000 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Approximately, 7.5 million individuals in the developed world suffer occasionally or chronically from atrial arrhythmias (Decision Resources, Pharmacor Study, 2000).

Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life threatening side effects. Unlike current drugs used to treat atrial arrhythmia. Nortran's drug candidates for atrial fibrillation selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Nortran's potential clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Company has successfully developed two antiarrhythmic clinical candidates, RSD1122 and RSD1235, and intends to expand its drug candidate pipeline through its Kv1.5 program.

RSD1122 Program

RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has proven antifibrillatory efficacy and safety in a broad range of arrhythmia models. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Nortran has licensed this program to AstraZeneca AB ( See "Alliances"). AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

RSD1235 Program

RSD1235 was developed specifically to treat atrial arrhythmia. The drug has a very attractive safety and antiarrhythmic efficacy profile in various arrhythmia models. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrocardiogram (ECG) impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Current pre-clinical data suggests that RSD1235 may be rapidly cleared from the body after dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Nortran initiated its Phase I clinical trial of RSD1235 in April 2001. The Phase I clinical trial examines the safety of RSD1235 in humans.

Kv1.5 Program

The Kv1.5 Program is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial arrhythmia. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Nortran is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Other Projects

The Company has previously worked on four other projects in the fiscal years of November 30, 2000, 1999 and 1998. Subsequent to the Company's announcement of its strategic refocus on the cardiac area on January 16, 2001, the Company discontinued its research studies on these projects. The Company plans to seek collaborative research partners for these projects and any further research studies would be contingent upon partnering of these projects. A short description of each project is set out below.

Cough Project

Coughing is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such acute unproductive cough may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in extreme cases.

Many individuals suffer from episodes of acute unproductive cough. No satisfactory non-narcotic treatments have been developed for this type of cough. Aerosolized Lidocaine (a local anaesthetic) may be used clinically to create numbness in the lungs which somewhat lessens the coughing compulsion. For extreme cases, aerosolized or systemic morphine is used. However there are a number of side effects associated with morphine use including addiction, constipation, and respiratory depression.

Through past work by Nortran collaborators and contract research partners, Nortran has identified a series of compounds, which are effective against cough in an animal model of cough. The molecules appear to work through selective blockade of a specific subset of the nerve fibres which serve the pulmonory and bronchial areas of the body. No other drugs have been shown to have this particular effect. The Company has completed its Phase II (a) clinical trial on its clinical candidate CP1 and concluded that CP1 did not show a statistically significant inhibition of cough. Nortran discontinued its internal work on this project upon the completion of the Phase II (a) clinical trial in December 2000.

RSD921 Local Anaesthetic Project

Local anaesthetic drugs work by reversibly interrupting the conduction of impulses in peripheral nerves. Local anaesthetics can be applied directly on the skin and mucous membranes for superficial surgery, or be used to block pain impulses by means of injection near the nerve tracts or spinal cord, preventing the pain signal from being relayed to the central nervous system.

Nortran has assembled extensive pre-clinical and clinical data, which indicate that the Company's proprietary compound, RSD921, is an attractive local anaesthetic, featuring rapid onset and an attractive safety profile. Nortran completed a successful Phase II clinical trial in 1998 providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. Nortran has discontinued its internal work on this project because of the competitive market environment of this therapeutic area and the Company's recent strategic refocus on the cardiac area.

Pro-Erectile Project for Sexual Dysfunction

Erectile dysfunction ("ED") is a common condition with an incidence estimated at 90 million men worldwide. Given the link of aging and diabetes to ED, the incidence is expected to continue to rise as the population ages and the incidence of diabetes increases. Of the approximately 28 million men in the United States suffering from ED, 80-90% have "some organic component" to their dysfunction. The remaining 10-20% have ED resulting from purely psychogenic causes. It is believed by researchers in the area, however, that the majority of ED sufferers have both organic and psychogenic components to their dysfunction (Scrip Reports: New Treatments for Erectile Dysfunction, 1998).

The Company has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in preclinical in-vivo studies. A detailed investigation has been undertaken by Nortran which has indicated the likely mechanism of action. Nortran has discontinued its internal work on this project due to its recent strategic refocus on the cardiac area.

The Nociblocker Project

Nortran at an earlier time has investigated certain compounds which appeared to block initiation of the pain signal rather than propagation of the signal. The Company discontinued its work on this nociblocker project in early 1999.
The following chart summarizes Nortran's current programs, including the targeted clinical market and the stage of development.

================================================================================
Product Candidate        Therapeutic Focus              Stage of Development
--------------------------------------------------------------------------------
     RSD1122       Atrial and Ventricular Arrhythmia   Pre-clinical(1)
--------------------------------------------------------------------------------
     RSD1235       Atrial Arrhythmia                   Phase I clinical trial(2)
--------------------------------------------------------------------------------
     Kv1.5         Atrial Arrhythmia                   Pre-clinical(1)
================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company can apply for regulatory approval to market the product. See "Government Regulation".

(2) Phase I clinical trials include testing in healthy volunteers to establish safety of the drug in humans. See "Government Regulation". The Company initiated its Phase I clinical trial in April 2001.

POTENTIAL MARKETS

Introduction

Nortran focuses on developing proprietary drugs to treat or prevent cardiac diseases, with current emphasis on cardiac arrhythmia. Nortran's programs are in relatively early stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all. See "Risk Factors - Uncertainties Related to Early Stage of Development". Therefore, any discussion of a market for Nortran's products is of a very preliminary nature.

The broad category of cardiovascular disease (CVD) includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on the total world wide sales of approximately $70 billion in 1999 (Decision Resources, Pharmacor Study, 2000). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of heart and stroke cases over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2001 News Release). This demand will far surpass existing health care resources and facilities.

The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Current Antiarrhythmic Sales Market

The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Drugs to counter atrial fibrillation, one specific type of arrhythmia, drive antiarrhythmic prescribing patterns. The market for all prescribed antiarrhythmics, excluding anticoagulants, totaled $1.4 billion in 1999 (Decision Resources, Pharmacor Study, 2000). Of this amount, $1.1 billion was prescribed for atrial arrhythmia, while ventricular arrhythmia accounted for $0.3 billion. Drugs to treat atrial arrhythmia account for 61% of major-market antiarrhythmic sales.

While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. Current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increase mortality rates in patient groups to which they are administered. Other studies, Sword and Meta Analysis for example, have shown other drugs to be proarrhythmic. Because of the dangerous side effects associated with these drugs, they are prescribed in only one out of every three cases where they may be applicable.

Projected Sales Market

The total market for a safe and effective antiarrhythmic therapy, excluding anticoagulants, is approximately $1.7 billion (Decision Resources, Pharmacor Study, 2000). Aging populations in major markets worldwide--and the increasing pharmacotherapy needs that will accompany them--will contribute to growth significantly beyond this level.

COMPETITION

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. (See "Risk Factors"). Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. (See "Risk Factors").

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately US$900 million (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG; 3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and
Proctor & Gamble).   Many drugs are currently sold in this marketplace, and
several new products are in the development phase. To the best of the Company's knowledge only one other company (Aventis Pharma) is working in the area of ischemia-targeted antiarrhythmic drugs.

PATENTS AND PROPRIETARY RIGHTS

Proprietary Protection

General
-------

The cornerstone of Nortran's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Based on what is known to the Company in the prior art on the subject matter to be protected, it is the Company's intention to file the strongest possible patent claims. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents, Nortran also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is Nortran's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Nortran or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

Patents
-------

Nortran, and technology licensors who have granted Nortran commercial rights, have been granted patents or have filed patent applications in the United States of America and other jurisdictions in respect of certain core technologies utilized by the Company. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

UBC was granted a patent in each of the United States, Australia, Europe, Spain and Hong Kong directed to the use of a series of compounds. Two additional patent applications in this family are pending in Japan and Canada. This technology has been licensed exclusively to the Company under the UBC License Agreement (See Licenses and Collaborative Research Agreements.) To further broaden the coverage of this series of compounds, the Company filed, on its own behalf, a US provisional patent application ("PPA") on certain mixtures in 1997. In 1998, this PPA was converted to a regular US non-provisional patent application ("NPA") and the corresponding Patent Cooperation Treaty ("PCT") application. Concurrently, applications in several non-PCT Asian countries were also filed for additional protection. The pending applications related to this technology are directed to composition and use.

The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states
(108). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: the Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the WIPO official internet website (http://www.wipo.int).
---------------------

UBC has been granted two US patents covering another series of antiarrhythmic compounds which the Company has licensed under the UBC License Agreement (see "Licenses and Collaborative Research Agreements"). Additional patent applications in the US and a number of other countries are pending. The Company has also filed a total of four PPAs with respect to other antiarrhythmic compounds developed internally, of which two have been converted to the corresponding NPA and PCT applications. The pending applications related to this technology are directed to use, use and compound, or composition.

The following table sets forth the issued patents licensed by the Company from
UBC:

                                 Issued Patents
================================================================================
Patent No.           Scope of Patents           Country           Date Issued
--------------------------------------------------------------------------------
Antiarrhythmic Project and Local Anaesthetic Project
--------------------------------------------------------------------------------
    5,506,257              Use                   US            09 April 1996
--------------------------------------------------------------------------------
      668,932              Use               Australia         10 September 1996
--------------------------------------------------------------------------------
      632,806              Use               Europe(1)         02 July 1997
--------------------------------------------------------------------------------
    1,000,684              Use               Hong Kong         17 April 1998
--------------------------------------------------------------------------------
    5,637,583        Compound & Use              US            10 June 1997
--------------------------------------------------------------------------------
    5,885,984        Compound & Use              US            23 March 1999
================================================================================

(1) Registration of the granted European patent has been effected in the following countries: France, Germany, Great Britain, Ireland, Italy, Spain and Switzerland. Extension of the Great Britain registration to Hong Kong and Brunei has been made.

The following table sets forth the patent applications owned or licensed from UBC by the Company:

                               Patent Applications
================================================================================
  Patent Application No.       Country        Date Filed        Owned / Licensed
--------------------------------------------------------------------------------
Antiarrhythmic Project and Local Anaesthetic Project
--------------------------------------------------------------------------------
    2,132,841                  Canada       26 March 1993(1)        Licensed
--------------------------------------------------------------------------------
    5-516,135                   Japan       26 March 1993(1)        Licensed
--------------------------------------------------------------------------------
    09/271,087                   US         17 March 1999           Licensed
--------------------------------------------------------------------------------
    2,172,513                  Canada       23 September 1994(2)    Licensed
--------------------------------------------------------------------------------
    94/926,755.3               Europe       23 September 1994(2)    Licensed
--------------------------------------------------------------------------------
    PCT/CA00/00117              PCT         10 February 2000         Owned
--------------------------------------------------------------------------------
    2,311,483                  Canada       12 June 2000             Owned
--------------------------------------------------------------------------------
    09/283,873                   US         31 March 1999(3)         Owned
--------------------------------------------------------------------------------
    PCT/CA99/00280              PCT         1 April 1999(3)          Owned
--------------------------------------------------------------------------------
    2,268,590                  Canada       12 April 1999            Owned
--------------------------------------------------------------------------------
    09/160,734                   US         25 September 1998(4)     Owned
--------------------------------------------------------------------------------
    PCT/CA98/00905              PCT         25 September 1998(4)     Owned
--------------------------------------------------------------------------------
    87115941                  Taiwan        25 September 1998        Owned
================================================================================

================================================================================
    046295                   Thailand       24 September 1998        Owned
--------------------------------------------------------------------------------
    98/2526             The Philippines     25 September 1998        Owned
--------------------------------------------------------------------------------
    PI 9804386               Malaysia       25 September 1998        Owned
--------------------------------------------------------------------------------
    PCT/CA00/00217              PCT         3 March 2000             Owned
--------------------------------------------------------------------------------
Cough Project
--------------------------------------------------------------------------------
    09/328,540                  US          9 June 1998(5)           Owned
--------------------------------------------------------------------------------
    PCT/CA99/00535              PCT         9 June 1999(5)           Owned
--------------------------------------------------------------------------------
    09/328,541                  US          9 June 1999(6)           Owned
--------------------------------------------------------------------------------
    PCT/CA99/00534              PCT         9 June 1999(6)           Owned
--------------------------------------------------------------------------------
    2,292,531                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
    2,292,343                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
    2,292,350                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
Nociblocker Project
--------------------------------------------------------------------------------
    09/140,027                  US          26 August 1998(7)        Owned
--------------------------------------------------------------------------------
    PCT/CA98/00842              PCT         3 September 1998(7)      Owned
--------------------------------------------------------------------------------
    045858                    Thailand      31 August 1998           Owned
--------------------------------------------------------------------------------
    87114395                   Taiwan       31 August 1998           Owned
--------------------------------------------------------------------------------
    98/2246               The Philippines   31 August 1998           Owned
--------------------------------------------------------------------------------
    PI 9804017                Malaysia      2 September 1998         Owned
--------------------------------------------------------------------------------
    60/154,436                  US          17 September 1999        Owned
--------------------------------------------------------------------------------
    60/098,328                  US          28 August 28, 1998       Owned
--------------------------------------------------------------------------------
    60/232,584                  US          14 September 2000        Owned
--------------------------------------------------------------------------------
Pro-Erectile Project
--------------------------------------------------------------------------------
    09/111,684                  US          8 July 1998(8)           Owned
--------------------------------------------------------------------------------
    PCT/CA98/00662              PCT         9 July 1998(8)           Owned
--------------------------------------------------------------------------------
    87113676                  Taiwan        19 August 1998           Owned
--------------------------------------------------------------------------------
    PCT/US99/15571              PCT         8 July 1999(9)           Owned
--------------------------------------------------------------------------------
    PCT/US99/27484              PCT         19 November 1999         Owned
================================================================================

NOTE: In the foregoing table, "PCT" refers to a filing pursuant to the International Patent Cooperation Treaty.
(1)    Claims priority to US application filed 26 March 1992.
(2)    Claims priority to US application filed 24 September 1993.
(3) Claims priority to US application (#60/080,347) filed 1 April 1998 and US application (#60/118,954) filed 5 February 1999.
(4)    Claims priority to US application (#60/060,154) filed 26 September 1997.
(5)    Claims priority to US application (#60/088,597) filed 9 June 1998.
(6)    Claims priority to US application (#60/088,587) filed 9 June 1998.
(7)    Claims priority to US application (#60/056,312) filed 3 September 1997.
(8)    Claims priority to US application (#60/052,051) filed 9 July 1997.
(9)    Claims priority to US application (#60/092,097) filed 8 July 1998.
(10)   Claims priority to US application (#60/109,255) filed 19 November 1998.

Collaborations

Collaboration Strategy

Nortran's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Nortran will seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required in the FDA in Canada by the TPP, and drug regulatory agencies in other countries. The form of collaboration would depend in part on the product candidate, the stage of development, and the partner's expertise. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction.
(See "Risk Factors").

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Alliances

AstraZeneca Licensing Agreement

Nortran entered into a licensing agreement with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

Acquisitions

Nortran is actively seeking access to other technologies that will enable it to obtain competitive advantages and accelerate product development. The Company's strategy is to acquire licenses only for those technologies which Nortran believes will add demonstrable value to its cardiac technology portfolio. Certain key technologies utilized by the Company have been obtained under licenses described below. Nortran expects to rely on these licenses for the development of certain key product candidates.

Acquisition of Rhythm-Search Developments Ltd.

By agreement dated February 1, 1995 (the "RSD Share Exchange Agreement") made among the Company, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE, the Company, which already owned 50% of Rhythm-Search, acquired the remaining 50% of Rhythm-Search for $3 million paid by the issuance of 3,000,000 common shares to MBE. As a result of this transaction, Rhythm-Search became a wholly-owned subsidiary of the Company.

Licenses and Collaborative Research Agreements

UBC License Agreement and UBC Research Agreement

By agreement dated February 12, 1992, Nortran acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 common shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 common shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 common shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

Nortran is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at March 31, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker (the Company's Chairman of the Board) or his successor. The Company does not have any rights in any intellectual property arising from such research.

In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at March 31, 2001, four years of annual grant of $103,500 paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

Nociblocker Agreement

By agreement dated November 19, 1997 (the "Nociblocker Agreement") entered into between Nortran and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to Nociblocker technology and all their therapeutic uses. The Nociblocker Agreement provides that Nortran will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at March 31, 2001, four years of annual grant of $25,000 paid to each of Drs. Macleod and Quastel). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a Nociblocker compound licensed to the Company under the Nociblocker Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States of America or Canada for a Nociblocker licensed by the Company under the Nociblocker Agreement. The Nociblocker Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of Nociblocker drugs, including expenditures under the cough project. The Company met its research and development expenditure commitment with the completion of its Phase II (a) clinical trial on the Company's clinical candidate CP1 in December 2000. No further research and development expenditure is expected as the Company has discontinued both the Nociblocker and Cough Project.

The consideration payable under the Nociblocker Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

GOVERNMENT REGULATION
---------------------

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPP and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

United States Regulation

The Company is required by the FDA to comply with certain procedures prior to marketing all of its products. These procedures include (i) preclinical laboratory and animal toxicology tests; (ii) submission of an investigational new drug application (an "IND"), which must become effective before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (iv) the submission of a new drug application (an "NDA") to the FDA; and (v) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post approval inspections of its manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Upon approval of the IND by the FDA, clinical trials may be initiated.

Clinical trials involve the administration of the pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to
(i) determine the efficacy of the product for specific, targeted indications,
(ii) determine optimal dosage and (iii) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites. The FDA or the Company may suspend clinical trials at any time if they believe the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. If, however, the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

Before conducting clinical trials of a new drug in Canada, the Company must submit an IND to the TPP. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPP does not notify the Company that its application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above.

Before selling a new drug in Canada, the Company must submit a New Drug Submission (an "NDS") to the TPP and receive a notice of compliance from the TPP to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. The TPP reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance for the new drug.

The TPP may deny approval of an NDS if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The TPP may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

There can be no assurance that problems will not arise which could delay or prevent the commercialization of the Company's products currently under development, or that the FDA, TPP and foreign regulatory agencies will be satisfied with the results of clinical trials to approve the marketing of such products.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within such province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation and modeling the approval system on those found in European Community countries. There is no assurance, however, that such changes will be implemented or, if implemented, they will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the TPP. After receiving the list, the TPP may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

Based on clinical and commercial factors, the Company may elect from time to time to initiate development of its compound(s) in regions outside of North America and Europe. In the regions where the Company previously worked, South East Asia (Malaysia and Taiwan) and South America (Brazil) , the regulatory environment was very similar to that seen in North America.A movement towards world harmonization provides the Company the flexibility to conduct some of the following early stage studies in these countries and eventually contribute to an application for marketing approval:

1. Preclinical toxicology, including genotoxicity, carcinogenicity, teratogenicity, sub-acute and chronic toxicity;

2. Formulation and scale-up, including validating the process of manufacturing the drug and the materials used in preparing the final dosage form; and

3. The clinical Phase I trial: a small trial in healthy volunteers to establish safety of the drug in humans.

Should the Company decide to initiate development of its compound(s) in these countries, the Company intends to meet or exceed the North American regulatory guidelines for these development programs, in addition to meeting any specific requirements of the country for which the drug is first intended to be commercialized.

Sales of the Company's products by licensees outside of the United States and Canada will be subject to local regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which may vary from country to country.

Facilities

The Company currently leases 10,030 square feet of office and laboratory space at 3650 Wesbrook Mall, Vancouver, BC V6S 2L2, Canada for research, development and administrative purposes. The Company has executed an agreement to lease the space for an initial term of 36 months ending March 31, 2002. The Company may at its discretion extend the term of the lease for a further three option periods of 24 months each. Management anticipates the current facilities will be adequate for the foreseeable future.


             ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect the consolidated financial statements of the Company are described in Note 15 to the audited consolidated financial statements.

Since its reorganization in 1992 as a drug research and development company, Nortran has devoted its resources primarily to fund its research and development programs. The Company's business is still at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. During the year ended November 30, 2000, the Company spent $4,732,656 (1999: $3,585,593;
1998: $3,498,787) on research and development. The Company believes research and development costs will continue to increase in proportionate share to its overall budget as Nortran moves its lead compounds in antiarrythmics toward and through clinical trials.

The Company does not anticipate revenues from product sales in the foreseeable future. Over the next several years, the Company expects to derive its sources of funding from interest income and equity financing and, to the extent negotiated, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on Nortran achieving certain development milestones.

Results of Operations

Year ended November 30, 2000 (Fiscal 2000)

The Company incurred a consolidated net loss of $4,496,038 ($0.12 per share) as compared to $4,451,320 ($0.16 per share) for the fiscal year ended November 30, 1999 (fiscal 1999).

Revenue for fiscal 2000 increased to $2,722,950 as compared to $787,081 for fiscal 1999. The increase in revenue for fiscal 2000 was due to the additional revenue of $1,598,170 generated from collaborative agreements, the additional research funding of $89,553 collected mainly from Science Council of BC and the increase of $248,146 interest and other income, compared to fiscal 1999. The licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of the AstraZeneca licensing deal.

Year ended November 30, 1999 (Fiscal 1999)

The Company incurred a consolidated net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the fiscal year ended November 30, 1998 (fiscal 1998).

Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research programs.

General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

Year ended November 30, 1998 (Fiscal 1998)

The Company incurred a consolidated net loss of $5,168,419 ($0.19 per share) as compared to $2,749,088 ($0.14 per share) for the fiscal year ended November 30, 1997 (fiscal 1997).

Revenue for fiscal 1998 increased to $553,287 as compared to $128,447 for fiscal 1997. The increase in revenue for fiscal 1998 was primarily due to the additional revenue of $228,767 generated from collaborative agreements, $214,099 of interest income compared to fiscal 1998; these increases were offset by a decline in grant income of $18,026.

Research and development expenses increased to $3,498,787 in fiscal 1998 as compared to $1,306,147 in fiscal 1997. The increase of research and development was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 1998 included Phase II clinical trial of the Company's RSD921 drug candidate for local anaesthetic, and pre-clinical studies of the cough and antiarrhythmic research programs.

General and administration expenses increased to $1,553,337 in fiscal 1998 as compared to $1,100,747 in fiscal 1997. The increase in general administration expenses was primarily due to the expansion of the Company's administrative support staff with associated increases in overhead.

Liquidity and Capital Resources

Since its change of business to pharmaceutical research and development, the Company has financed its operations through equity financing, research collaborative fees, government grants and refundable tax credits.

Nortran's activities during fiscal 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placements described below. At November 30, 2000, the Company's cash and cash equivalents and short-term investments was $10,219,140 as compared to $6,784,170 at November 30, 1999 and $5,283,814 at November 30, 1998. The Company's working capital as at November 30, 2000 was $10,019,044 as compared to $6,237,713 at November 30, 1999 and $5,058,958 at November 30, 1998.
The Company invests its cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptances.

On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the agents of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at November 30, 2000. The net proceeds from this financing support the Company's on-going research and development, primarily in the areas of antiarrhythmic drugs and general corporate purposes.

On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2000. The net proceeds from this financing support the Company's on-going research and development, primarily in the areas of antiarrhythmic drugs and general corporate purposes.

The Company expects that reliance on equity financing will continue during preclinical development and through the early clinical stages of development. The longer term sustainability of the Company will be achieved through collaborative and licensing arrangements and the creation, development and disposition of intellectual property. As much as possible, the Company will dispose of its intellectual properties to optimize its return on investment and to ensure an appropriate balance of long-term earnings and short-term liquidity.

The Company believes that the cash on hand at November 30, 2000 will be sufficient to fund the operations for the next 18 months. However, the Company's future cash requirements may vary materially from those now expected because of a number of factors including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development programs. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected.

             ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
================================================================================

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------
All directors hold office until the next annual general meeting or until they resign or are removed from office in accordance with the Company's articles and the Company Act (British Columbia).

Directors and executive officers of the Company, their position and the period during which each has served as a director or officer are as follows:

     ======================================================================
        Name                     Position                   Period Served
     ----------------------------------------------------------------------
     Dr. Michael J. A. Walker  Director                         since 1992
                               Chairman of the Board            since 1996
     Robert W. Rieder          Director                         since 1997
                               President,
                               Chief Executive Officer          since 1998
     Dr. Alan M. Ezrin         Director,
                               Chief Scientific Officer         since 2001
     Dr. Clive P. Page         Director                         since 1996
     Colin R. Mallet           Director                         since 1996
     Dr. Allen I. Bain         Director                         since 1996
     Oh Kim Sun                Director                         since 1997
     Darrell Elliott           Director                         since 1999
     Gregory N. Beatch         Vice President, Research         since 1997
     Christina Yip             Secretary, Acting Chief
                               Financial Officer and
                               Director of Finance &
                               Administration                   since 2000
     ======================================================================

The following are short biographies of the directors and executive officers of the Company:

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director
Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr.

Walker is also the President and a director of Rhythm-Search. Dr. Walker is a member of the Corporate Governance Committee and the Compensation Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director
Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. and Synapse Technologies Inc. Mr. Rieder received his M.B.A. from the University of Western Ontario. Mr. Rieder is a member of the Nomination Committee of the Company.

Alan M. Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director
Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in
a publicly traded, product driven company.   Dr. Ezrin received his Ph.D. in
Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Clive Peter Page, Ph.D. - Director
Dr. Page has been a director of the Company since January 16, 1996. Dr. Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director
Mr. Mallet has been a director of the Company since January 16, 1996. Currently retired, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director
Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Dr. Bain is currently President and CEO of Immune Network Ltd., and Chairman and
CEO of BC Research Inc., a subsidiary acquired by Immune Network Ltd. in
2000. Dr. Bain also serves on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Oh Kim Sun - Director
Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad

(CCM), as required by the terms of the CCM's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a chartered accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Darrell Elliott - Director
Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. Until recently, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Corp., Chromos Molecular Systems Inc., Terragen Diversity Inc., Stressgen Biotechnologies Corp., Biostar Inc. Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President Research
Dr. Beatch has been Vice President, Research since June 1997. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPP, the equivalent of the US FDA. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Christina Yip, CMA - Corporate Secretary, Acting Chief Financial Officer and Director of Finance & Administration
Ms. Yip has been Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Acting Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to a Vancouver Chartered Accountants firm.

SCIENTIFIC ADVISORY BOARD
-------------------------

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Peter John Barnes, MA, DM, DSc, FRCP
Dr. Barnes is a professor of Thoracic Medicine and Director of the Department of Thoracic Medicine at the National Heart and Lung Institute (London, U.K.). He is also the Chairman of Respiratory Sciences at the Imperial College School of Medicine and is a Consultant Physician to the Royal Brompton Hospital in London. Dr. Barnes has published over 600 peer reviewed papers of his own and now serves on the Editorial Boards of numerous medical and pharmacological journals including the New England Journal of Medicine. Dr. Barnes is an Associate Editor of the American Journal of Respiratory and Critical Care Medicine, was an Associate Editor for the European Respiratory Journal and the British Journal of Clinical Pharmacology, and served as the Editor for Pulmonary Pharmacology.

Gunnar Aberg, Ph.D.
Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals

Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

Joel Morganroth, M.D., F.A.C.C., F.A.C.P.
Dr. Morganroth is currently the Chief Executive Officer of Premier Research Worldwide. Dr. Morganroth holds teaching positions at the University of Pennsylvania School of Medicine and the Jefferson Medical College of Thomas Jefferson University, has published more than 300 scientific papers in the field of cardiology and has edited 23 books on cardiology and antiarrhythmic drugs. Dr. Morganroth also has played a role in a number of major multicenter clinical trials including the CAST trial which assesses the therapeutic value of therapeutic antiarrhythmics.

Stanley Nattel, M.D.
Dr. Nattel obtained BSc (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

BOARD COMMITTEES
----------------

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

Corporate Governance Committee

The Board has created a Corporate Governance Committee which is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company.

The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Robert W. Rieder. The majority of these members is outside and unrelated directors.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Board has established a Compensation Committee which is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

EMPLOYEES
---------

As of March 31, 2001, Nortran has 32 full-time employees, 25 of whom are involved in research and development. Nortran anticipates hiring two additional persons in 2001 in order to accommodate its planned business.

COMPENSATION OF EXECUTIVE OFFICERS
----------------------------------

Chief Executive Officer and Executive Officers of the Company

For purposes of this section, "executive officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board, where such person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or any of its subsidiaries; and any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a Director of the Company or any of its subsidiaries.

The following information discloses compensation paid to:

(a) an individual who served as the Company's chief executive officer ("CEO"), or acted in a similar capacity, during the most recently completed fiscal year of the Company; and
(b) each of the Company's four most highly compensated executive officers who served as executive officers during the most recently completed fiscal year of the Company and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During the fiscal year ended November 30, 2000, the Company had three Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Gregory N. Beatch, Vice President, Research and Barry Johnson, Director of Pharmacology.

Summary Compensation Table

The aggregate compensation paid to all directors and Named Executive Officers of the Company, as a group, for the fiscal year ended November 30, 2000 was $526,763.

The following table sets forth the compensation information paid by the Company and its subsidiaries for the three most recent fiscal years to the Company's Named Executive Officers.

                             SUMMARY COMPENSATION TABLE

==================================================================================================================================
                                            Annual Compensation                   Long Term Compensation
                                    -------------------------------------------------------------------------
                                                                                    Awards         Payoffs
                                                                             --------------------------------
                                                                                  Securities    Restricted
                                                                   Other            Under        Shares or
                        Year                                       Annual          Options/     Restricted               All Other
   Name and             Ended                                     Compensa          SARs(1)        Share       LTIP(2)    Compensa
Principal Position     Nov. 30      Salary         Bonus            tion           granted         Units      Payouts       tion
==================================================================================================================================
Robert W. Rieder         2000      $200,000           -              -             455,000           -            -         -
                         ---------------------------------------------------------------------------------------------------------

President and
Chief Executive          1999      $200,000           -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
Officer                  1998      $125,000           -           $ 2,500(3)       600,000           -            -         -
----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch        2000      $131,333           -              -              65,000           -            -         -
                         ---------------------------------------------------------------------------------------------------------
Vice-President
Research                 1999      $125,000           -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
                         1998      $101,000           -              -              70,000           -            -        7,400
----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson            2000      $ 21,875(5)        -              -              75,000           -            -       10,000(6)
                         ---------------------------------------------------------------------------------------------------------
Director of
Pharmacology(4)          1999          -              -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
                         1998          -              -              -                -              -            -         -
----------------------------------------------------------------------------------------------------------------------------------

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by the Company, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.
(3)     This sum represents directors' fees.
(4)     Barry Johnson was hired by the Company on September 18, 2000.
(5) This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6)     This sum represents relocation expenses paid to Mr. Johnson.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Market
                                                                                                       Value of
                                                                                                      Securities
                                                                                   % of Total         Underlying
                                          Securities                                 Options          Options on
                                            Under             Exercise or          Granted to         the Date of
                                           Options            Base Price           Employees             Grant
                            Date of        Granted               ($/               in Fiscal          ($/Security)      Expiration
      Name                   Grant           (#)               Security)              year                (1)              Date
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder          Mar. 30/00       55,000             $1.81                  4.3%              $1.63           Mar. 29/05
                          May 25/00       200,000             $1.27                 15.7%              $1.30           May 24/06
                          Sept. 13/00     200,000             $1.38                 15.7%              $1.53           Sept. 12/06
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch         May 25/00        65,000             $1.27                  5.1%              $1.30           May 24/06
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson             Sept. 18/00      75,000             $1.55                  5.9%              $1.53           Sept. 17/06
-----------------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2000 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Unexercised
                                                                              Options/SARs at          Value of Unexercised In-
                            Securities                                       Fiscal year-end (#)       the-Money Options/SARs
Name of Executive          Acquired on                                         Exercisable/            at Fiscal year-end ($)(1)
     Officer               Exercise (#)             Value Realized ($)        Unexercisable            Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                -                    -                        455,000/640,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch             10,000               $4,400                      95,000/ 85,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson                   -                    -                         Nil   / 75,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Company's common shares on the TSE was $1.02 at fiscal year-end, November 30, 2000.
(2) The exercise or base price of these options exceeded the market value of the Company's common shares at fiscal year-end and hence these options were not in-the-money.
(3) The market value of the Company's common shares on the CDNX was $1.45 on February 22, 2000, the date of exercise.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

MANAGEMENT CONTRACT OF CHIEF EXECUTIVE OFFICER

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses upon achievement of objectives agreed between the Board and Mr. Rieder, as determined by the Board. He receives four weeks of paid vacation each year. Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

COMPENSATION OF DIRECTORS
-------------------------

During the most recently completed fiscal year, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

     ----------------------------------------------------------------------
                                  Directors fees     All Other Compensation
       Name of Director                 ($)                   ($)
     ----------------------------------------------------------------------
     Michael Walker                      Nil                 Nil
     ----------------------------------------------------------------------
     Clive Page                        10,000             103,855(1)(2)
     ----------------------------------------------------------------------
     Allen Bain                          Nil                 Nil
     ----------------------------------------------------------------------
     Kim Sun Oh                          Nil                 Nil
     ----------------------------------------------------------------------
     Colin Mallet                      10,000              30,700(1)
     ----------------------------------------------------------------------
     Darrell Elliott                   10,000                Nil
     ----------------------------------------------------------------------

(1)     Consulting fees.
(2)     The Company paid $30,539 for contract research services to Pneumolabs
        (UK) Ltd., a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders. An additional $9,084 is owing by the Company to Pneumolabs (UK) Ltd.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating telephonically is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 of the Company's common shares. In the last completed fiscal year, the outside directors were not granted options to purchase common shares of the Company. Inside directors do not receive separate compensation for their participation in board or committee meetings. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Other than as disclosed herein, none of the directors of the Company, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for the benefit of the Company during the most recently completed fiscal year.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------------------------

The following table sets out details of the shares and options of the Company that are held by directors and executive officers of the Company as at March 31, 2001.

===================================================================================================================================
                     Number of                Percentage of Issued
                     Common                   and Outstanding             Number of Shares           Exercise
Name                 Shares                   Common Shares               held under Option            Price      Expiration Date
-----------------------------------------------------------------------------------------------------------------------------------
Michael Walker      2,757,900                   6.69%                             Nil                 N/A        N/A
-----------------------------------------------------------------------------------------------------------------------------------
Robert Rieder         144,600                   0.35%                         200,000                 $1.38      September 12, 2006
                                                                              200,000                 $127       March 24, 2006
                                                                               55,000                 $1.81      March 29, 2005
                                                                              600,000                 $1.49      March 17, 2003
                                                                               40,000                 $1.42      April 20, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Alan Ezrin                Nil                     N/A                         750,000(1)              $0.73      January 29, 2007
-----------------------------------------------------------------------------------------------------------------------------------
Clive Page                Nil                     N/A                         100,000                 $0.70      April 10, 2001
                                                                               50,000                 $0.61      October 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Colin Mallet              Nil                     N/A                          50,000                 $0.70      April 10, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Allen Bain             18,000                   0.04%                         200,000                 $1.85      April 26, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Darrell Elliott           Nil                     N/A                         100,000                 $1.10      February 8, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Gregory Beatch         50,000                   0.12%                          65,000                 $1.27      May 24, 2006
                                                                               60,000                 $1.25      May 29, 2002
                                                                               55,000                 $1.05      October  15, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Christina Yip             Nil                     N/A                          37,500                 $1.38      September 12, 2006
                                                                               22,500                 $1.27      May 24, 2006
                                                                               15,000                 $1.26      January 10, 2005
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL               2,600,000
===================================================================================================================================

(1) Subject to the approval of the Company's shareholders at the annual general meeting in May 2001.

STOCK OPTION PLANS

In May 1998, the shareholders of the Company approved an amended stock option plan (the "1998 Plan"). Directors, officers, employees and consultants of the Company and any subsidiary of the Company are eligible to participate in the 1998 Plan. The number of common shares remaining reserved for issuance pursuant to options available for granting under the 1998 Plan is 228,750. The Company's shareholders have approved at the annual general meeting on May 28, 2001, a new stock option plan (the "2001 Plan") to increase the number of common shares available for granting options by 2,100,000. As at March 31, 2001, the number of common shares reserved for issuance pursuant to outstanding options is 4,421,250 and the number available to be granted under options, including the 2001 Plan is 1,578,750. The Company will merge all of the outstanding options issued under the 1998 Option Plan into the 2001 Plan to facilitate its administration of the two option plans.

All grants of options under the 2001 Plan are made by the Board of Directors or an authorized committee of the Board. The minimum exercise price is the closing price of the common shares on the Toronto Stock Exchange immediately preceding the date of grant of the option. All options granted under the 2001 Plan are for a term of up to 10 years from the date of grant. Generally, options granted to officers, employees or consultants vest annually after the date of grant at the rate of the greater of 20,000 common shares or 20% of the number of common shares which may be purchased on the exercise of the option. Options granted to directors vest immediately upon grant as to 20% of the number of common shares which may be purchased under the option and thereafter as to 20% on each anniversary of the date of grant.

The maximum number of common shares which may be reserved for issuance under the 2001 Plan to any one person at any time is 5% of the common shares outstanding on a non-diluted basis (the "Outstanding Issue") at that time, less the aggregate number of common shares reserved for issuance to such person under any other share compensation arrangement. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors.

INCENTIVE STOCK OPTIONS

The following table summarizes the outstanding incentive stock options of the Company as of March 31, 2001.

================================================================================
Date of Grant     Number of Options     Exercise Price     Expiry Date
--------------------------------------------------------------------------------
April 11, 1996            150,000             $0.70         April 10, 2001
July 9, 1996              175,000             $1.00         July 8, 2001
April 3, 1997             290,000             $1.40         April 2, 2002
April 21, 1997             40,000             $1.42         April 20, 2002
May 30, 1997               80,000             $1.25         May 29, 2002
January 19, 1998           15,000             $0.97         January 18, 2003
March 18, 1998            600,000             $1.49         March 17, 2003
March 27, 1998            200,000             $1.85         April 26, 2001
June 12, 1998             240,000             $1.58         June 11, 2004
October 16, 1998          265,000             $1.05         October 15, 2004
January 11, 1999           30,000             $1.26         January 10, 2005
February 9, 1999          100,000             $1.10         February 8, 2004
February 25, 1999          50,000             $1.05         February 24, 2005
November 1, 1999          100,000             $0.61         October 31, 2002
November 1, 1999           50,000             $0.61         October 31, 2004
November 1, 1999           60,000             $0.61         October 31, 2005
February 14, 2000          80,000             $1.05         February 13, 2006
March 30, 2000             55,000             $1.81         March 29, 2005
May 25, 2000              496,250             $1.27         May 24, 2006
September 13, 2000        302,500             $1.38         September 12, 2006
September 13, 2000        150,000             $1.38         September 12, 2002
September 18, 2000         75,000             $1.38         September 17, 2006
November 24, 2000          15,000             $1.10         November 23, 2006
December 19, 2000          52,500             $0.65         December 18, 2006
January 31, 2001          750,000(1)          $0.73         January 29, 2007
--------------------------------------------------------------------------------
TOTAL                   4,421,250
================================================================================
(1) Subject to the approval of the Company's shareholders at the annual general meeting in May 2001.

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

MAJOR SHAREHOLDERS
------------------

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of March 31, 2001 concerning the beneficial ownership of common shares of the Company as to each person known to the management of the Company that is the beneficial owner of more than 5% of the outstanding shares of the Company:


================================================================================
Title of Class   Identity of Person or Group   Amount Owned    Percent of Class
--------------------------------------------------------------------------------
Common shares    CCM Investments Ltd.(1)           5,604,386         13.60%
Common shares    Royal Bank Investment
                     Management Inc.               4,377,157         10.62%
Common shares    Rennis Foundation                 3,410,800          8.28%
Common shares    AGF Funds Inc.                    3,266,750          7.93%
Common shares    Magic Bullets Enterprises Ltd.(2) 2,746,900          6.66%
================================================================================

(1) Mr. Oh Kim Sun, a director of the Company, is also an indirect shareholder and the Group Executive Director of the Chemical Company of Malaysia Berhad, the parent company of CCM Investments Ltd.
(2) Magic Bullets Enterprises Ltd. is a wholly owned subsidiary of 554238 B.C. Ltd., of which Drs. Walker, Page and Bain are directors, officers and shareholders.

The Company's major shareholders do not have different voting rights than other shareholders.

UNITED STATES SHAREHOLDERS
--------------------------

On March 31, 2001, the Company had 33 (2000 - 33 and 1999 - 37) registered shareholders with addresses in the United States holding approximately 4,313,113 shares or approximately 10.46% (2000 - 12.24% and 1999 - 14.35%) of the total number of issued and outstanding shares. The Company is not aware of the distribution of any warrants to US residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

RELATED PARTY TRANSACTIONS
--------------------------

CONFLICT OF INTEREST

Although the directors and officers of the Company have various fiduciary obligations to the Company, situations may arise where the interests of the directors and officers of the subsidiaries of the Company or of the other shareholders thereof (other than the Company) could conflict with those of the Company. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers and personnel of the Company, such subsidiaries and their associates and their affiliates. These conflicts are normally resolved in accordance with the applicable statutory provisions and common law requirements for the disclosure of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest.

Some of the directors and officers of the Company are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such companies. All such conflicts are disclosed by them in accordance with the Company Act (British Columbia) and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or execute officers or any of their associates were indebted to the Company in the most recently completed financial year.

RELATED PARTY TRANSACTIONS


                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
   - contract research services           30,539        163,954          48,041
   - administrative consulting services     -             6,500            -
Paid to directors for:
   - research consulting services        104,901         37,761            -
   - administrative consulting services   30,700          3,500            -
Accounts payable to directors and/or
  companies with a common director        18,276         40,690            -
================================================================================
All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.


                       ITEM 8.  FINANCIAL INFORMATION
================================================================================

FINANCIAL STATEMENTS
--------------------

The audited consolidated financial statements of the Company including the consolidated balance sheets of the Company as at November 30, 2000 and 1999, the consolidated statements of loss and deficit for the years ended November 30, 2000, 1999 and 1998, the consolidated statements of cash flows for the years ended November 30, 2000, 1999 and 1998, the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

LEGAL OR ARBITRATION PROCEEDINGS
--------------------------------

Nortran is not a party to any material pending legal or arbitration proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

DIVIDEND POLICY
---------------

The Company has not declared or paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

SIGNIFICANT CHANGES
-------------------

Business Strategy
-----------------

Subsequent to the fiscal year ended November 30, 2000, on January 16, 2001, the Company announced its strategic refocus on the cardiac area and has since discontinued its research studies on all its non-cardiac research projects. At the Annual General Meeting on May 28, 2001, the Company received the required approval from its shareholders to change its corporate name to Cardiome Pharma Corp. to reflect its new business strategy.

Appointment of New Officer and Director
---------------------------------------

In February 2001, the Company appointed Dr. Alan Ezrin as its Chief Scientific Officer (CSO) and as an additional member of its Board of Directors. Under the employment agreement with Dr. Ezrin, effective January 15, 2001, Dr. Ezrin acts as the CSO of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. Dr. Ezrin has been granted 750,000 incentive stock options, of which 500,000 of these incentive stock options will be vested upon achievement of objectives set by the Company. If the Company terminates his employment without cause, depending of the length of his employment with the Company, Dr. Ezrin is entitled to receive a severance payment of up to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Dr. Ezrin is entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

                       ITEM 9.  THE OFFER AND LISTING
================================================================================

The Company's common shares have traded on the Toronto Stock Exchange (the "TSE") since July 25, 2000 under the symbol "NRT", and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "NTRDF". The Company's common shares were also traded on the Canadian Venture Exchange Inc. (the "CDNX") until February 2, 2001.

The following table sets forth the high and low sales prices of the Company's common shares on the CDNX and the TSE for the last five fiscal years of the
Company:

================================================================================
                                                      Common Share Price
                                                       Canadian Dollars
                                           -------------------------------------
                                                       High          Low
================================================================================
May 1 to May 29, 2001                                  $0.93        $0.62
--------------------------------------------------------------------------------
Month ended April 30, 2001                             $0.75        $0.60
--------------------------------------------------------------------------------
Month ended March 31, 2001                             $0.95        $0.70
--------------------------------------------------------------------------------
Month ended February 28, 2001(1)                       $0.94        $0.73
--------------------------------------------------------------------------------
Month ended January 31, 2001(1)                        $1.00        $0.59
--------------------------------------------------------------------------------
Month ended December 31, 2000(1)                       $1.15        $0.50
--------------------------------------------------------------------------------
Month ended November 30, 2000(1)                       $1.15        $0.50
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000:

   Fourth Quarter(1)                                   $1.80        $1.02
--------------------------------------------------------------------------------
   Third Quarter(1)                                    $1.70        $1.16
--------------------------------------------------------------------------------
   Second Quarter                                      $2.71        $1.08
--------------------------------------------------------------------------------
   First Quarter                                       $1.55        $0.47
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999:

   Fourth Quarter                                      $0.77        $0.50
--------------------------------------------------------------------------------
   Third Quarter                                       $1.73        $0.62
--------------------------------------------------------------------------------
   Second Quarter                                      $1.59        $0.87
--------------------------------------------------------------------------------
   First Quarter                                       $1.39        $0.97
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998:                   $3.15        $0.83
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997:                   $1.88        $0.65
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1996:                   $1.35        $0.61
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1995:                   $1.95        $0.55
================================================================================

(1) The Company's common shares commenced trading on the TSE on July 25, 2000. The Company's common shares delisted from the CDNX on February 1, 2001. The figures for this period are the highest and lowest sale prices for both stock exchanges.

The following table sets forth the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board of the Company's common shares since the Company's common shares traded over the NASD OTC Electronic Bulletin:

================================================================================
                                                      Common Share Price
                                                       Canadian Dollars
                                           -------------------------------------
                                                       High          Low
================================================================================
May 1 to May 29, 2001                                  $0.58        $0.40
--------------------------------------------------------------------------------
Month ended April 30, 2001                             $0.625       $0.40
--------------------------------------------------------------------------------
Month ended March 31, 2001                             $0.62        $0.40
--------------------------------------------------------------------------------
Month ended February 28, 2001                          $0.69        $0.50
--------------------------------------------------------------------------------
Month ended January 31, 2001                           $0.62        $0.36
--------------------------------------------------------------------------------
Month ended December 31, 2000                          $0.84        $0.28
--------------------------------------------------------------------------------
Month ended November 30, 2000                          $0.84        $0.69
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000:

   Fourth Quarter                                      $2.25        $0.69
--------------------------------------------------------------------------------
   Third Quarter                                       $1.09        $0.75
--------------------------------------------------------------------------------
   Second Quarter                                      $1.88        $0.66
--------------------------------------------------------------------------------
   First Quarter                                       $1.19        $0.25
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999:

   Fourth Quarter                                      $0.56        $0.34
--------------------------------------------------------------------------------
   Third Quarter                                       $1.13        $0.40
--------------------------------------------------------------------------------
   Second Quarter                                      $1.09        $0.50
--------------------------------------------------------------------------------
   First Quarter                                       $0.88        $0.63
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998:                   $3.25        $0.50
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997:                   $1.55        $0.61
================================================================================

                          ITEM 10.  ADDITIONAL INFORMATION
================================================================================

MEMORANDUM & ARTICLES
---------------------

The Company was incorporated under incorporation number 318841 under the Company Act (British Columbia) on December 12, 1986. The Company is authorized to issue 200,000,000 common shares without par value, of which 41,215,848 common shares are issued and outstanding as of the date of this Form 20-F.

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares.

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

Provision as to modification, amendment or variation of the rights attached to the common shares are contained in the Company's memorandum and articles and the Company Act (British Columbia). Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by the Company of common shares. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by the Company.

The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances.

A director of the Company may not vote on a proposal, arrangement or contract in which the director is materially interested. The directors of the Company have the power to borrow money from any source and upon any terms and conditions on behalf of the Company. There is no requirement that the directors hold shares of the Company to qualify as directors.

MATERIAL CONTRACTS
------------------

UBC LICENSE AGREEMENT & UBC RESEARCH AGREEMENT

For a discussion of the terms of the UBC License Agreement and the UBC Research Agreement, refer to "Item 4 - Information on the Company - Patents and Proprietary Rights".

ASTRAZENECA AGREEMENT

For a discussion of the terms of the AstraZeneca Agreement, refer to "Item 4 - Information on the Company - Alliances".

FINANCING AGREEMENT

The Company has entered into the following agreements pursuant to recent financings:

1. Warrant Indenture dated April 14, 2000 between the Company and Pacific Corporate Trust Company, and Subsequent Supplemental Indenture dated June 15, 2000.

2. Investment Agreement dated May 24, 2000 between the Company and FutureFund Capital (VCC) Corp.

EMPLOYMENT AGREEMENTS

The Company has entered into the following material employment agreements:

1. Employment Agreement dated March 19, 1998, and subsequent Amendment Agreement effective January 1, 2001, between the Company and Robert W. Rieder, President and CEO, pursuant to which the Company has agreed to pay Mr. Rieder a salary of $245,000 per year.

2. Employment Agreement dated November 24, 1998 between the Company and Gregory N. Beatch, Vice-President, Research, pursuant to which the Company has agreed to pay Dr. Beatch a salary of $140,000 per year.

EXCHANGE CONTROLS
-----------------

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Item 10 - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn. $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 1998 to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn. $179 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

   (a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

   (b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

   (c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

CANADIAN FEDERAL INCOME TAXATION
--------------------------------

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more common shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Canadian Venture Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
-----------------------------------------------------

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 -Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company was to become a controlled foreign corporation. For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

AVAILABILITY OF DOCUMENTS
-------------------------

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commission in Canada can be obtained from the website located at www.sedar.com.

     ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
================================================================================

N/A.

      ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
================================================================================

N/A.


                                       PART II

          ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
================================================================================

N/A.

         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                                 AND USE OF PROCEEDS
================================================================================

N/A.

                                  ITEM 15.  RESERVED
================================================================================

                                  ITEM 16.  RESERVED
================================================================================

                                        PART III

                             ITEM 17.  FINANCIAL STATEMENTS
================================================================================

The financial statements filed as part of this annual report are listed in "Item 19 - Financial Statements and Exhibits".

All financial statements herein, are stated in accordance with accounting principles generally accepted in Canada. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "Item 3 - Key Information - Currency Exchange Rates".

                       ITEM 18.  FINANCIAL STATEMENTS
================================================================================

The Company has elected to provide financial statements pursuant to "Item 8 -"Financial Statements".


                 ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
================================================================================

A.     Financial Statements

Auditors' Report

Consolidated Balance Sheets as at November 30, 2000 and 1999.

Consolidated Statements of Loss and Deficit for the years ended November 30, 2000, 1999 and 1998.

Consolidated Statements of Cash flows for the years ended November 30, 2000, 1999 and 1998.

Notes to the Consolidated Financial Statements.

B.     Exhibits

1.1     Memorandum and Articles of the Company(1)
2.1 Warrant dated November 10, 1997 issued to the Chemical Company of Malaysia Berhad (2)
4.1     License agreement dated November 15, 1997 with Bridge Pharma Inc. (3)
4.2 License agreement dated March 29, 1996 with the University of British Columbia(4)
4.3 Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.4     Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.5     Form of 1998 share option plan  (7)
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)
4.9     Form of 2001 share option plan
4.10 Warrant Indenture dated April 14, 2000 with Pacific Corporate Trust Company, and subsequent Supplemental Indenture dated June 15, 2000
4.11    Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC)
        Corp.
4.12 Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Rieder
4.13    Employment Agreement dated November 24, 1998 with Dr. Beatch

Notes:
(1) Filed as exhibit No. 1.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(2) Forms of warrant issued on November 10, 1997 have been previously filed as exhibit No. 2.1 to the Company's Annual Report for 1997 on Form 20-F (File No. 0-29338 filed on May 29, 1998).
(3) Filed as exhibit No. 2.3 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).

(6) Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(7) Filed as exhibit 2.11 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(8) Filed as exhibit No. 3.8 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(9) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
(10) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES
----------

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




NORTRAN PHARMACEUTICALS INC.

/s/ Robert W. Rieder
----------------------------------------------------
Robert W. Rieder
President and Chief Executive Officer


Date:     May 29, 2001

                                      EXHIBIT LIST
================================================================================


Exhibit                                                           Sequentially
Number          Name of Exhibit                                   Numbered Page


1.1     Memorandum and Articles of the Company(1)
2.1     Warrant dated November 10, 1997 issued to the Chemical
        Company of Malaysia Berhad (2)
4.1     License agreement dated November 15, 1997 with Bridge
        Pharma Inc. (3)
4.2     License agreement dated March 29, 1996 with the University of British Columbia(4)
4.3     Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.4     Agreement dated November 19, 1997 with Drs. MacLeod and
        Quastel(6)
4.5     Form of 1998 share option plan  (7)
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)                87
4.9     Form of 2001 share option plan                                       113
4.10    Warrant Indenture dated April 14, 2000 with Pacific Corporat
        Trust                                                                123
4.11    Investment Agreement dated May 24, 2000 with FutureFund
        Capital (VCC) Corp.                                                  172
4.12    Employment Agreement dated March 19, 1998 and subsequent
        Amendment                                                            211
4.13    Employment Agreement dated November 24, 1998 with Dr. Beatch         223

Notes:
(1) Filed as exhibit No. 1.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(2) Forms of warrant issued on November 10, 1997 have been previously filed as exhibit No. 2.1 to the Company's Annual Report for 1997 on Form 20-F (File No. 0-29338 filed on May 29, 1998).
(3) Filed as exhibit No. 2.3 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(6) Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(7) Filed as exhibit 2.11 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(8) Filed as exhibit No. 3.8 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(9) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
(10) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

Consolidated Financial Statements

Nortran Pharmaceuticals Inc.
(Expressed in Canadian dollars)

November 30, 2000

                                AUDITORS' REPORT





To the Shareholders of
Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

                                                           /s/ Ernst & Young LLP

Vancouver, Canada,                                         Chartered Accountants
February 5, 2001.

Nortran Pharmaceuticals Inc.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS


As at November 30                                (expressed in Canadian dollars)


                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents [note 4]                     3,247,479      4,209,003
Short-term investments [notes 4, 8 and 9]              6,971,661      2,575,167
Accounts receivable and other [note 5]                   890,912        258,516
--------------------------------------------------------------------------------
Total current assets                                  11,110,052      7,042,686
Capital assets [note 6]                                  452,970        461,576
Other assets [note 7]                                  2,009,018      2,359,468
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
 [notes 10 and 14]                                       999,702        675,542
Current portion of capital lease obligations
 [note 11]                                                41,145         60,602
Current portion of long-term debt [note 9]                50,161         68,829
--------------------------------------------------------------------------------
Total current liabilities                              1,091,008        804,973
Obligations under capital leases [note 11]                  -            41,145
Long-term debt [note 9]                                     -            50,161
--------------------------------------------------------------------------------
Total liabilities                                      1,091,008        896,279
================================================================================
Commitments and contingencies [note 11]

Shareholders' equity
Share capital [note 10]                               32,235,393     25,282,040
Contributed surplus [note 10]                          1,056,266           -
Deficit                                              (20,810,627)   (16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                            12,481,032      8,967,451
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

See accompanying notes

On behalf of the Board:

                        /s/Michael Walker             /s/Bob Rieder

                             Director                    Director

Nortran Pharmaceuticals Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended November 30                          (expressed in Canadian dollars)




                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

REVENUE
Research collaborative, licensing
  and option fees [note 12]            2,081,046        482,876         228,767
option fees [note 12]
Grant income                             135,363         45,810           4,234
Interest and other income                506,541        258,395         320,286
--------------------------------------------------------------------------------
                                       2,722,950        787,081         553,287
--------------------------------------------------------------------------------

EXPENSES [note 14]
Research and development               4,732,656      3,585,593       3,498,787
General and administration             1,569,044        997,890       1,553,337
Amortization                             917,288        654,918         669,582
--------------------------------------------------------------------------------
                                       7,218,988      5,238,401       5,721,706
--------------------------------------------------------------------------------
Loss for the year                     (4,496,038)    (4,451,320)     (5,168,419)

Deficit, beginning of year           (16,314,589)   (11,863,269)     (6,694,850)
--------------------------------------------------------------------------------
Deficit, end of year                 (20,810,627)   (16,314,589)    (11,863,269)
================================================================================

Basic loss per common share                (0.12)         (0.16)          (0.19)
================================================================================

Weighted average number of
     common shares                    37,782,044     28,331,730      26,780,674
================================================================================

See accompanying notes

Nortran Pharmaceuticals Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 30                          (expressed in Canadian dollars)




                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                     (4,496,038)    (4,451,320)     (5,168,419)
Add items not affecting cash:
   Amortization                          917,288        654,918         669,582
   Loss on disposal of capital assets       -              -              4,256
   Stock-based compensation               16,000           -               -
Changes in non-cash working capital
  items relating to operations:
   Accounts receivable and other        (632,396)        18,744        (127,045)
   Accounts payable and accrued
     liabilities                         253,458        227,062         183,605
--------------------------------------------------------------------------------
Cash used in operating activities     (3,941,688)    (3,550,596)     (4,438,021)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital              8,009,619      5,412,353       2,410,659
Payment on obligations under
  capital leases                         (60,602)       (71,221)        (46,776)
Increase in long-term debt                  -              -            200,000
Repayment of long-term debt              (68,829)       (61,830)        (19,180)
--------------------------------------------------------------------------------
Cash provided by financing
   activities                          7,880,188      5,279,302       2,544,703
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets              (179,085)       (60,190)       (397,059)
Patent costs capitalized                (324,445)      (168,160)       (139,208)
Short-term investments                (4,396,494)    (1,210,917)      5,205,483
--------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities                (4,900,024)    (1,439,267)      4,669,216
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents during the year      (961,524)       289,439       2,775,898
Cash and cash equivalents,
  beginning of year                    4,209,003      3,919,564       1,143,666
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                          3,247,479      4,209,003       3,919,564
================================================================================

Supplemental cash flow information:
   Interest paid                          15,850         27,704          12,463
================================================================================

See accompanying notes

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


1.  NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") was incorporated under the Company Act (British Columbia) on December 24, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2.  SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 15. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Inc. (formerly 3629490 Canada
Inc). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

Short-term investments are considered available for sale and are carried at the lower of cost or market. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired has been ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are nonrefundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing and option fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Initial fees and option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Milestone payments are recognized according to the contract terms as the milestones are achieved to the extent that no performance obligation remains.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 10[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method of tax allocation accounting for income taxes.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective year, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

The Canadian Institute of Chartered Accountants has revised and replaced Section 3500 of the CICA Handbook, "Earnings Per Share," which will be effective for the Company's first interim quarter in the year ended November 30, 2002. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.


3.  FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including accounts receivable, interest and other receivables and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


4.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $2,914,000 [1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 6.02% at November 30, 2000 [1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $1,216,560 (U.S. $792,031) [November 30, 1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 5.76% at November 30, 2000 [1999 - 5.02%] and maturities to July 2001 [1999 - June 2001].


5.  ACCOUNTS RECEIVABLE AND OTHER

                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

Accounts receivable                                      500,000           -
Prepaid expenses                                         137,287        170,769
Interest and other receivables                           253,625         87,747
--------------------------------------------------------------------------------
                                                         890,912        258,516
================================================================================

At November 30, 2000, the Company had accounts receivable of $500,000 from one collaboration partner [note 18].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


6.  CAPITAL ASSETS

                                                     Accumulated      Net book
                                          Cost      amortization       value
                                           $              $              $
--------------------------------------------------------------------------------

2000
Laboratory equipment                      583,238        310,588        272,650
Computer equipment                        347,998        299,304         48,694
Equipment under capital lease             135,243         63,555         71,688
Office equipment                           98,451         46,585         51,866
Leasehold improvements                     10,093          2,021          8,072
--------------------------------------------------------------------------------
                                        1,175,023        722,053        452,970
================================================================================

1999
Laboratory equipment                      380,805        184,143        196,662
Computer equipment                        315,964        237,479         78,485
Equipment under capital lease             211,086         73,116        137,970
Office equipment                           71,851         29,791         42,060
Leasehold improvements                      6,884            485          6,399
--------------------------------------------------------------------------------
                                          986,590        525,014        461,576
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


7. OTHER ASSETS

                                                     Accumulated      Net book
                                          Cost      amortization       value
                                           $              $              $
--------------------------------------------------------------------------------

2000
Technology                              3,396,193      1,953,115      1,443,078
License                                   105,208         42,082         63,126
Patents                                   996,108        493,294        502,814
--------------------------------------------------------------------------------
Total                                   4,497,509      2,488,491      2,009,018
================================================================================

1999
Technology                              3,396,193      1,613,496      1,782,697
License                                   105,208         31,561         73,647
Patents                                   626,309        123,185        503,124
--------------------------------------------------------------------------------
Total                                   4,127,710      1,768,242      2,359,468
================================================================================

During the year ended November 30, 2000, the Company recorded additional amortization expense of approximately $287,000 [1999 - nil] with respect to patents not directly related to the Company's current focus.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


8. CREDIT FACILITY

At November 30, 2000, the Company has available an operating line of credit of $100,000 [1999 - $200,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


9. LONG-TERM DEBT

                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

Promissory note bearing interest at 10.77%
per annum, repayable in blended monthly
instalments of $6,468 per month commencing
August 1, 1998 until July 1, 2001                         50,161        118,990

Less: current portion                                    (50,161)       (68,829)
--------------------------------------------------------------------------------
                                                            -            50,161
================================================================================

As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender. The assigned term deposit will be released to the Company in July 2001, upon the maturity of the promissory note.

Interest expense during the year ended November 30, 2000 amounted to $8,787 [1999 - $15,786; 1998 - $6,692].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10. SHARE CAPITAL

[a]     Authorized

200,000,000 common shares without par value

[b]     Issued

                                                       Number of
                                                     common shares       Amount
                                                            #              $
--------------------------------------------------------------------------------
Balance, November 30, 1997                            25,094,599     17,541,191
Issued for cash upon exercise of options                 658,700        740,259
Issued for cash upon exercise of warrants [c [iii]]    1,920,000      1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                            27,673,299     19,951,850
Issued for cash upon exercise of options                   5,000          5,000
Issued for cash upon exercise of warrants [c [iii]]      939,000        845,100
Issued for cash pursuant to private placements,
  net of issuance costs [c [ii]]                       7,285,643      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                            35,902,942     25,282,040
Issued for cash upon exercise of options                 178,000        151,190
Issued for cash upon exercise of warrants [c [ii]]       728,564        509,995
Issued for cash pursuant to private placements,
  net of issuance costs [c [i]]                        5,906,342      7,348,434
Return of escrow shares [f]                           (1,500,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            41,215,848     32,235,393
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

[c]     Private placements

[i] On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at November 30, 2000.

        On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2000.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001.
        All share purchase warrants were exercised during the year ended November 30, 2000.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

        On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]     Share purchase warrants

At November 30, 2000 common share purchase warrants were outstanding as follows:

Number of common shares issuable      Exercise price     Date of expiry
                    #                        $
--------------------------------------------------------------------------------

                 554,920                   1.40           October 14, 2001
               2,774,600                   1.60           April 14, 2002
                 178,571                   1.60           June 5, 2002
--------------------------------------------------------------------------------
               3,508,091
================================================================================

[e]     Stock options

In May 1998, the shareholders approved a stock option plan for which up to 4,000,000 common shares can be reserved for issuance to directors, officers, employees, consultants and clinical advisory Board members of the Company. The shares available for issuance under the stock option plan generally vest over a period beginning immediately to 5 years. Of the total stock options outstanding at November 30, 2000, 220,000 options vest upon the achievement of certain milestones [1999 - nil]. At November 30, 2000 the Company has 343,800 [1999 - 1,517,550] common shares reserved for future issuance under this plan.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

At November 30, 2000 stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

         Number of common shares
   under option      currently exercisable      Exercise price    Date of expiry
        #                     #                        $
--------------------------------------------------------------------------------
        150,000               150,000                0.70     April 10, 2001
        200,000               200,000                1.85     April 26, 2001
        175,000               175,000                1.00     July 8, 2001
        290,000               290,000                1.40     April 2, 2002
         40,000                40,000                1.42     April 20, 2002
         80,000                80,000                1.25     May 29, 2002
        100,000               100,000                0.61     October 31, 2002
         15,000                15,000                0.97     January 18, 2003
        600,000               360,000                1.49     March 17, 2003
        100,000                40,000                1.10     February 8, 2004
        240,000               210,000                1.58     June 11, 2004
        265,000               235,000                1.05     October 15, 2004
         50,000                50,000                0.61     October 31, 2004
         30,000                30,000                1.26     January 10, 2005
         50,000                20,000                1.05     February 24, 2005
         55,000                55,000                1.81     March 29, 2005
         60,000                30,000                0.61     October 31, 2005
        105,000                15,000                1.05     February 13, 2006
        508,750                  -                   1.27     May 24, 2006
        452,500                90,000                1.38     September 12, 2006
         75,000                  -                   1.38     September 18, 2006
         37,500                  -                   1.10     November 23, 2006
--------------------------------------------------------------------------------
      3,678,750             2,185,000
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2000, are summarized as follows:

                                                 Number of      Weighted average
                                                common shares      exercise
                                                 under option       price
                                                       #              $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
-------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
================================================================================

[f]     Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]     Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2000, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


11.  COMMITMENTS AND CONTINGENCIES

Commitments

Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:


                                                                           $
--------------------------------------------------------------------------------

2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        321,000
================================================================================

Rent expense for the year ended November 30, 2000 amounted to $256,285 [1999 - $141,717; 1998 - $118,942].

Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                     46,148
--------------------------------------------------------------------------------
Total minimum lease payments                                             46,148
Less: amount representing interest (from 8.5% to 11.5%)                  (5,003)
--------------------------------------------------------------------------------
                                                                         41,145
Less: current portion of capital lease obligations                      (41,145)
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the year ended November 30, 2000 amounted to $7,062 [1999 - $11,918; 1998 - $5,771].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


11.  COMMITMENTS AND CONTINGENCIES (cont'd.)

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures as follows:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                    741,000
================================================================================

License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


12.  COLLABORATIVE AGREEMENTS

During fiscal 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD 1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

During fiscal 2000, the Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Under the terms of the agreement, Antalium agreed to pay the Company an initial fee, which was paid in fiscal 2000, and additional amounts based on the number of compounds selected by Antalium for further development. Antalium further agreed to pay the Company additional milestone payments and royalties based on future net sales. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


13.  INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                   Investment        Non-capital
                                                  tax credits           losses
                                                       $                  $
--------------------------------------------------------------------------------
2001                                                    -               177,000
2002                                                    -               332,000
2003                                                    -               545,000
2004                                                   4,000          1,530,000
2005                                                  62,000          2,830,000
2006                                                 111,000          2,549,000
2007                                                 258,000          2,494,000
2008                                                 520,000               -
2009                                                 402,000               -
2010                                                 458,000               -
--------------------------------------------------------------------------------
                                                   1,815,000         10,457,000
================================================================================

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,941,000 which may be used to reduce future income tax. In addition, the Company has approximately $2,539,000 of unclaimed investment tax credits which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


14.  RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------
Companies with a common director for:
 - contract research services              30,539        163,954         48,041
 - administrative consulting services        -             6,500           -
Directors for:
 - research consulting services           104,901         37,761           -
 - administrative consulting services      30,700          3,500           -
================================================================================

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts payable and accrued liabilities at November 30, 2000 is $18,276 [1999 - $40,690] owing to directors and/or companies with a common director.


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

        For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $8,901,000 [1999 - $6,800,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

     Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Under U.S. GAAP, the Company will allocate the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of $1,085,000 to additional paid in capital. In addition, the Company will record the fair value of the compensation options granted of $200,000 [1999 - $102,000] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to employees and directors. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $4,100 in respect of options granted to employees below fair market value [1999 - $nil; 1998 - $nil].

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended December 31, 2000 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.96, risk-free interest rate 6.5% and expected average option life of 4.8 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $121,000 in respect of options granted to non-employees in future periods.

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[f] In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 will be effective for the Company's year ending November 30, 2001. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

[g] The United States Securities and Exchange Commission has issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB
     101). This pronouncement may be adopted no later than the Company's fiscal quarter commencing September 1, 2001 and will be retroactively adjusted by a cumulative effect adjustment as at December 31, 2000. The application of SAB 101 will result in the Company being required to amortize the $1.5 million in research collaborative, licensing and option fees recognized during the year ended November 30, 2000 over the term of the contract.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------

Loss for year, Canadian GAAP           (4,496,038)    (4,451,320)    (5,168,419)
Adjustment for stock-based
  compensation
   - employees                            (28,400)          -              -
   - non-employees                       (179,500)       (51,000)      (129,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (4,703,938)    (4,502,320)    (5,297,419)
Unrealized gains on investments           117,662           -              -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
   U.S. GAAP                           (4,586,276)    (4,502,320)    (5,297,419)
================================================================================

Deficit, beginning of year,
   U.S. GAAP                          (16,861,839)   (12,359,519)    (7,062,100)
Loss for the year, U.S. GAAP           (4,703,938)    (4,502,320)    (5,297,419)
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP       (21,565,777)   (16,861,839)   (12,359,519)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for of the year, U.S. GAAP        (4,703,938)    (4,502,320)    (5,297,419)
================================================================================

Denominator
Weighted average number of common
  shares outstanding                   37,782,044     28,331,730     26,780,674
Escrowed shares                          (345,205)    (1,500,000)    (1,500,000)
--------------------------------------------------------------------------------
                                       37,436,839     26,831,730     25,280,674
================================================================================

                                            $              $              $
--------------------------------------------------------------------------------

Basic and diluted loss per share,
     U.S. GAAP                              (0.13)         (0.17)         (0.21)
================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                         2000            1999
                                                          $               $
--------------------------------------------------------------------------------

Cash and cash equivalents                              3,256,629      4,209,003
Short-term investments                                 7,080,173      2,575,167
Share capital                                         30,950,393     25,282,040
Accumulated other comprehensive income                   117,662           -
Contributed surplus                                    3,096,416        547,250
Deficit                                              (21,565,777)   (16,861,839)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


16.  SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2000, 75% and 24% of research collaborative, licensing and option fees are derived from two major collaborators in Sweden and Canada, respectively [1999 - 95% from one major collaborator in Switzerland; 1998 - 100% from one collaborator in Switzerland].


17.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


18.  SUBSEQUENT EVENTS

In December 2000, the Company granted 52,500 stock options to its employees. These stock options are exercisable at a price of $0.65 per share and expire on December 18, 2006.

In February 2001, the Company collected $500,000 that was due from a collaboration partner at November 30, 2000 [note 5].

                      NORTRAN ASTRAZENECA LICENSE AGREEMENT

This Agreement is entered into this 16th day of October, 2000 (the "Effective Date")

between

NORTRAN PHARMACEUTICALS INC. with its registered office at 3650 Wesbrook Mall, Vancouver, B.C., Canada V6S 2L2 ("NORTRAN");

and

ASTRAZENECA AB with its registered office at S-151 85 S dert lje, Sweden ("ASTRAZENECA")

WHEREAS

A. NORTRAN is a pharmaceutical company which has substantial knowledge in the field of arrhythmia.

B. ASTRAZENECA currently places strategic focus on arrhythmia as a target indication for drug discovery, development and marketing.

C. The Parties entered into a Research Agreement on November 17, 1998 with subsequent amendments of July 1, 1999 and November 30, 1999 and a Material Transfer Agreement of November 22, 1999 in order inter alia for ASTRAZENECA to determine its interest in NORTRAN's compounds for use in ASTRAZENECA's research, development and commercialisation

D. NORTRAN is desirous to grant ASTRAZENECA a license to perform research and development work with NORTRAN's compound RSD 1122 and to commercialise the resultant products under the terms of this Agreement.

E. ASTRAZENECA is desirous of receiving from NORTRAN a license to perform research and development work with NORTRAN's compound RSD 1122 and to commercialize the resultant products under the terms of this Agreement.

NOW THEREFORE, the Parties hereto agree to the following.

1.     DEFINITIONS

When used in this Agreement the following words shall have the meanings defined herein. The singular form of the defined expression shall thereby include the plural form thereof and vice versa.

1.1.     "Additional Field" shall have the meaning specified in Schedule 1.1.

1.2. "Adverse Event" shall mean any unintended or unfavourable sign (e.g. an abnormal laboratory finding), symptom or disease associated with the use of a pharmaceutical product.

1.3.     "Affected Party" shall have the meaning set out in Article 15.1.

1.4. "Affiliate" shall mean any company, partnership or other business entity which Controls, is Controlled by or is under common Control with the Party concerned.

1.5. "Agreement" shall mean this document including any and all schedules, appendices and other addenda to it as may be added and/or amended from time to time in accordance with the provisions of this Agreement.

1.6.     "ANDA Act" shall have the meaning set out in Article 8.4 (a)

1.7. "ASTRAZENECA IP" shall mean ASTRAZENECA Know-How and ASTRAZENECA Patent Rights.

1.8. ASTRAZENECA Know-How" shall mean any Know-How relating directly to the Compound and/or the Product developed, acquired or licensed by ASTRAZENECA prior to the Effective Date or during the term of this Agreement.

1.9. "ASTRAZENECA Patent Rights" shall mean any Patent Rights, not being NORTRAN Patent Rights, relating directly to the Compound and/or the Product developed, acquired or licensed by ASTRAZENECA prior to the Effective Date or during the term of this Agreement.

1.10. "Candidate Drug" or "CD" shall mean any compound which is selected by the Global Discovery Board and approved by the Therapeutic Area Management Team within the Cardiovascular Therapy Area of ASTRAZENECA, or similar functions from time to time existing within ASTRAZENECA, for further documentation for a pre-clinical Investigational New Drug
         (IND).

1.11. "Combination Product" shall mean a product containing the Compound which also:

         (a) contains a therapeutically active ingredient which is not within the scope of NORTRAN IP; and/or;

         (b) is administered through a delivery mechanism and/or formulation that is the subject of third party Patent Rights which are not within the scope of NORTRAN IP.

1.12. "Compound" shall mean NORTRAN's proprietary compound named RSD 1122 with the chemical structure as shown in Schedule 1.12, attached hereto, including all salts, esters, complexes, chelates, hydrates, isomers, stereoisomers, crystalline and amorphous forms, prodrugs, solvates, metabolites and metabolic precursors (whether active or inactive) thereof.

1.13. "Confidential Information" shall mean (i), in the case of obligations on ASTRAZENECA, NORTRAN IP, and (ii), in the case of obligations on NORTRAN, ASTRAZENECA IP, and, (iii) in the case of both NORTRAN and ASTRAZENECA, all data generated by either or both Parties hereunder and trade secrets and/or confidential information relating to technology not limited to compound(s), composition, formulations and/or manufacturing information, and/or relating to the business affairs not limited to commercial forecasts, plans, programs, customers, assets, financial projections, costs and customer lists and/or finances of the Disclosing Party supplied or otherwise made available to the Receiving Party or coming into Receiving Party's possession in relation to the performance of this Agreement.

1.14. "Control" shall mean the ownership either directly or indirectly of more than fifty percent (50%) of the issued share capital or any other comparable equity or ownership interest with respect to a business entity or the legal power to direct or cause the direction of the general management and policies of the entity in question.

1.15.    "Default Country" shall have the meaning defined in Article 13.2 (b).

1.16. "Disclosing Party" - the Party which discloses Confidential Information to the other Party.

1.17. "Documents" - reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, paper, notebooks, books, files, ledgers, records, tapes, discs, diskettes, CD-ROM, computer programs and documents thereof, computer information storage means, samples of material, other graphic or written data and any other media on which Know-How can be permanently or temporarily stored.

1.18.    "Effective Date" shall have the meaning defined above.

1.19. "FDA" shall mean the United States Food and Drug Administration or any successor agency thereto.

1.20. "Filing of an NDA" shall mean the date of acceptance for review by the competent registration body in a given country of an NDA.

1.21. "First Commercial Sale" - the first invoiced commercial sale by ASTRAZENECA, its Affiliates or sub-licensees, however not including sales made by one such entity to another such entity, of Product in a country after NDA Approval has been granted in such country.

1.22. "Force Majeure" shall mean, in relation to either Party, any event or circumstance which is beyond the reasonable control of that Party which event or circumstance that Party could not reasonably be expected to have taken into account at the Effective Date and which results in or causes the failure of that Party to perform any or all of its obligations under this Agreement including acts of God, lightning, fire, storm, flood, earthquake, accumulation of snow or ice, lack of water arising from weather or environmental problems, strike, lockout or other industrial or student disturbance, act of the public enemy, war declared or undeclared, threat of war, terrorist act, blockade, revolution, riot, insurrection, civil commotion, public demonstration, sabotage, act of vandalism, prevention from or hindrance in obtaining in any way materials, energy or other supplies, explosion, fault or failure of plant or machinery, or legal requirement governing either Party, provided that lack of funds shall not be interpreted as a cause beyond the reasonable-control of that Party.

1.23. "IMS" shall mean IMS America Ltd. of Plymouth Meeting, Pennsylvania or any successor to such company or any of its foreign counterparts or any other independent marketing auditing firm selected by the Parties, acting reasonably.

1.24. "Indemnified Party" shall have the meanings set out in Articles 9.1 and 9.2, as the case may be.

1.25. "Know-How" shall mean technical and other information which is not in the public domain, including, but not limited to, information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing, including results of research or development, unless being subject to published patent rights, processes, including manufacturing processes, specifications and techniques, laboratory records, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports, manufacturing data or summaries and information contained in submissions to and information from ethical committees and regulatory authorities. Know-How includes Documents containing Know-How, including but not limited to any rights including trade secrets, copyright, database or design rights protecting such Know-How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, and/or a development relating to the item, is not known to the public.

1.26. "Major Market" shall mean each of the United States, the United Kingdom, Germany, France, Italy and Japan.

1.27. "NDA" shall mean a fully completed marketing license application comparable to a New Drug Application filed with the FDA, including all supporting documentation and data required for such application to be Accepted for review, filed with the competent health regulatory authorities for any country requesting approval- for commercialization of the Product for a particular indication in such country. NDA as herein defined shall for this purpose include applications for pricing or reimbursement approval where appropriate.

1.28. "NDA Approval" shall mean the approval by the competent registration body for a given country of an NDA.

1.29.    *

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

1.30.    "Non-Affected Party" shall have the meaning set cut in Article 15.1.

1.31.    "NORTRAN IP" shall mean the NORTRAN Patent Rights and the NORTRAN
         Know-How.

1.32. "NORTRAN Know-How" shall mean any Know-How relating to the Compound and/or the Product, developed, acquired or licensed by NORTRAN prior to the Effective Date.

1.33. "NORTRAN Patent Rights" shall mean the patent applications as set out in Schedule 1.33 and any Patent Rights arising therefrom.

1.34.    "Party" or "Parties" shall mean NORTRAN and/or ASTRAZENECA.

1.35. "Patent Rights" shall mean patent applications and patents, utility certificates, certificates of addition and all foreign counterparts of them in all countries, including any divisional applications and patents, refilings, renewals, continuations, continuations-in-part, patents of addition, extensions, (including patent term extensions,) reissues, substitutions, confirmations, registrations, revalidations, pipeline and administrative protections and additions, and any equivalents of the foregoing in any and all countries of or to any of them, as well as any supplementary protection certificates and equivalent protection rights in respect of any of them.

1.36. "Phase I Clinical Trial" shall mean a small scale human clinical trial normally conducted in healthy volunteers or patients with the aim of establishing the pharmacokinetic, pharmacodynamic and early safety and efficacy profile.

1.37. "Phase III Clinical Trial" shall mean a large scale, pivotal multicentre, human clinical trial to be conducted in a number of patients estimated to be sufficient to establish safety or efficacy in the particular claim and indication and at a standard suitable to obtain NDA Approval.

1.38. "Product" shall mean any pharmaceutical formulation or product containing the Compound as an active ingredient in a finished dosage form suitable for administration to patients. Unless the context clearly requires otherwise, Product shall be deemed to include Combination Product.

1.39. "Receiving Party" shall mean the Party which receives Confidential Information from the other Party.

1.40.    "Relevant Share" shall have the meaning set out in Article 6.10.

1.41.    "Results" shall have the meaning defined in Article 7.15.

1.42. "Secondary Markets" means Belgium, Brazil, Canada, Holland, Spain and Sweden.

1.43. "Trade Marks" shall mean registered trade marks and applications thereof, unregistered trade or service marks, get up and company names in each case with any and all associated goodwill and all rights or forms of protection of a similar or analogous nature including rights which protect goodwill.

2.     GRANT OF LICENSE

2.1.    (i)     NORTRAN hereby grants to ASTRAZENECA an exclusive world-wide license, with the right to grant sublicenses, under the NORTRAN
                IP to perform research on, have research performed on, develop, have developed, use, have used, make, have made, import, have imported, market, have marketed, sell and have sold the Compound and the Product for all indications.

                ASTRAZENECA's right to market, have marketed, sell and have sold the Compound separately, where not being a part of the Product, shall, however, apply only in relation to ASTRAZENECA's Affiliates.

        (ii) For the avoidance of doubt, any such right under the license granted under (i) shall apply also regarding Combination Products.

2.2. NORTRAN warrants that it shall, during the term of this Agreement, neither:

         (a) perform research or development directed at the Additional Field and shall not use, make, import, market or sell any compound or product being developed, wholly or partially, by research or development directed at the Additional Field; nor

         (b) grant any third party any license to perform any such research, development, use, making, import, marketing or sale as contemplated under (a).

2.3. The licences set out in Article 2.1 shall continue in accordance with what is stated therein on a country by country basis until royalty payment is no longer due in the country concerned in accordance with what is stated in Article 6.9.

         Thereafter the licences set out in Article 2.1 shall continue and become fully paid up and royalty free in the country concerned.

2.4. NORTRAN agrees that ASTRAZENECA's Affiliates shall have the benefit and burden of the licences and rights set out in this Article 2 for the same purposes and under the same conditions as set forth herein, provided that ASTRAZENECA shall remain responsible for the compliance by such Affiliates with the terms of this Agreement as if such Affiliates were ASTRAZENECA hereunder.

3.       *

4.     SUPPLY OF THE COMPOUND

By separate agreement in writing, the Parties may agree that NORTRAN will supply the Compound to ASTRAZENECA.

5.     *

6.     *

7.     *

8.     *

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

9.     INDEMNITY

9.1. ASTRAZENECA shall he responsible for and shall indemnify NORTRAN and its directors, officers, servants and agents (collectively the "Indemnified Party") against any and all liability, loss, damage, cost and expense (including legal costs) incurred or suffered by the Indemnified Party as a result of

         (a) any claim brought against the indemnified Party by a third party which arises as a result of the activities of ASTRAZENECA, its Affiliates or sub-licensees under this Agreement; or
         (b) any claim that the use of any Compound or Product has causes death or bodily injury.

         except where it has been caused as a result, either directly or indirectly by a breach of NORTRAN's warranty or representation set out in Article 12 or gross misconduct on the part of NORTRAN.

         An indemnified Party that intends to claim indemnification under this
         Article 9.1 shall promptly notify ASTRAZENECA of any third party claim in respect of which the Indemnified Party intends to claim that indemnification. The indemnified Party shall not compromise or settle the claim prior to any such notice. ASTRAZENECA may assume and control the defence of any such third party claim. The indemnified Party shall co-operate with ASTRAZENECA, and its legal representatives in the investigation of any matter covered by this indemnification.

9.2. NORTRAN shall he responsible for and shall indemnify ASTRAZENECA and its directors, officers, servants and agents (collectively the "Indemnified Party") against any and all liability, loss, damage, cost and expense (including legal costs) incurred or suffered by the Indemnified Party as a result of any claim brought against the Indemnified Party by a third party which arises as a result of a breach of a warranty or representation set out in Article 12, Provided always that such indemnity shall not apply in case ASTRAZENECA has entered into such license contemplated in Article 8.3 regarding the subject matter for which indemnity is claimed under this Article 9.2.

         An Indemnified Party that intends to claim indemnification under this
         Article 9.2 shall Promptly notify NORTRAN of any third party claim in respect of which the Indemnified Party intends to claim the indemnification. The Indemnified Party shall not compromise or settle the claim prior to any such notice. NORTRAN may assume and control the defence of any such third party claim. The Indemnified Party shall co-operate with NORTRAN and its legal representatives in the investigation of any matter covered by this indemnification.

9.3. Except for liability arising for breach of Article 10, neither Party shall be liable to the other in contract, tort, negligence, breach of statutory duty or otherwise for any economic loss or other loss of turnover, profits, savings, business or goodwill or any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by the other or its Affiliates of an indirect or consequential nature arising out of or in connection with this Agreement.

10.     CONFIDENTIALITY

10.1 Any and all Confidential Information furnished by one Party to the other under this Agreement shall be regarded by the receiving Party as confidential and the Receiving Party shall, without the prior written consent of the other Party, not disclose to any third party nor use such Confidential Information, except that each Party shall be permitted to disclose to third parties and use such Confidential Information solely for the purpose of developing and commercializing the Product pursuant to the rights granted hereunder, or obtaining or enforcing intellectual property rights to the extent required hereunder.

         It is further understood, and subject to the exceptions granted under
         (a) through (d) below and otherwise in this Article 10.1, that NORTRAN shall not disclose to any third party any NORTRAN IP to which ASTRAZENECA has been granted rights hereunder.

         To the extent permitted by law, both Parties shall take all reasonable precautions to prevent unauthorised disclosure of Confidential Information disclosed- hereunder to any other person, association or corporation. The obligations assumed hereunder shall in no way restrict the Receiving Party's right to disclose and/or use Confidential Information which;

         (a) at the Effective Date is properly in the public domain or thereafter becomes part of the public domain by publication or otherwise through no breach of this Agreement by the Receiving Party,

         (b) the Receiving Party can establish by competent evidence that such information was properly in its possession prior to the time of disclosure, and which information was not previously obtained under a secrecy agreement with the Disclosing Party,

         (c) is independently and property made available by a third party who is not thereby in violation of a confidential relationship with the Disclosing Party, or

         (d) the Receiving Party can establish by competent evidence was developed by it independently of the other Party's confidential materials.

10.2. The Receiving Party may, however, disclose, to the reasonably required extent in pursuit of the rights granted hereunder, any Confidential information which is subject to the confidentiality obligations set forth in Article 10.1 to the following parties or organisation:

         (a) Outside test organisations to which the Receiving Party entrusts performance of preclinical and/or clinical studies for development work hereunder and which have undertaken confidentiality obligation with respect to the information disclosed by the Receiving Party to it and the results of the entrusted studies;

         (b) A competent registration body in a given country in order for the Receiving Party to obtain NDA Approval with respect to the Product;

         (c) Customers, users and prescribers of the Product, when such disclosure is required to be made or when such disclosure is reasonably necessary in connection with the ethical marketing of the product; or

         (d) To a party to whom the information is required to be disclosed by law or by a court order, in each of which cases the Receiving Party shall timely inform the Disclosing Party and use its best efforts to limit the disclosure and Maintain confidentiality to the extent possible and shall permit the Disclosing Party to limit such disclosure.

11.     ADVERSE EVENTS

The Parties undertake to report to each other any Adverse Events which are or might be attributed to the use or application of Compound or Product. The Parties shall at an appropriate point of time during Product development jointly establish any such Adverse Event reporting procedures as may be required or useful.

12.     REPRESENTATION AND WARRANTY

12.1.    *

12.2. Each Party represents and warrants to the other Party that it is a duly organised and validly existing corporation under the laws of its jurisdiction of incorporation, and has taken all required corporate action to authorise the execution, delivery an performance of this Agreement; it has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder; the execution and delivery of this Agreement and the transactions contemplated herein do not violate, conflict with, or constitute a

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         default under its Articles of Association or similar organisation document, its by-laws or the terms or provisions of any material agreement or other instrument to which it is a party or by which it is bound, or any order, award, judgement or decree to which it is a party or by which it is bound; and upon execution and delivery, this Agreement will constitute the legal, valid and binding obligation of it.


12.3. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT NORTRAN EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED OR EXPRESS WARRANTIES AND MAKES NO EXPRESS OR IMPLIED WARRANTY, STATUTORY OR OTHERWISE, OF ANY KIND, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE REGARDING THE COMPOUND, NORTRAN'S CONFIDENTIAL INFORMATION, DOCUMENTS, NORTRAN IP, NORTRAN KNOW-HOW, NORTRAN PATENT RIGHTS, OR PRODUCTS.

13.      *

14.      *

15.      FORCE MAJEURE

15.1. If a Party (the "Affected Party") is unable to carry out any of its obligations under this Agreement due to Force Majeure this Agreement shall remain in effect but the Affected Party's relevant obligations under this Agreement and the corresponding obligations of the other Party ("Non-Affected Party") under this Agreement, shall he suspended for a period equal to the circumstance of Force: Majeure.

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15.2.    if the circumstance of Force Majeure prevail for a continuous period in excess of six (6) months the Non-Affected Party may without prejudice to any other rights or remedies which may be available to it terminate this Agreement with immediate effect by giving written notice of termination to the other Party. In the event of termination under this
         Article 15.2 the provisions of Article 14 shall not apply and the Parties shall meet to discuss the NORTRAN IP and the ASTRAZENECA IP and agree on a process for its continued use by the Parties.

16.     GENERAL PROVISIONS

16.1. Entire Agreement. This Agreement, together with the Research Agreement on November 17, 1998 with subsequent amendments of July 1, 1999 and November 30, 1999 and the Material Transfer Agreement of November 22, 1999 by and between ASTRAZENECA and NORTRAN constitutes the entire agreement and understanding between the Parties and supersedes all prior oral or written understandings, arrangements, representations or agreements between them relating to the subject matter of this Agreement. The Parties acknowledge that no claims shall arise in respect of any understandings, arrangements, representations or agreements so superseded. No director, employee or agent of any Party is authorised to make any representation or warranty to the other Party not contained in this Agreement, and each Party acknowledges that it has not relied on any such oral or written representations or warranties. Nothing in this Agreement removes or overrides any right of action by any Party in respect of any fraudulent misrepresentation, fraudulent concealment or other fraudulent action. In case of any contradiction or conflicting wording between this Agreement and the Research Agreement with subsequent amendments or the Material Transfer Agreement, what is stated in this Agreement shall prevail.

16.2. No variation, amendments, modification or supplement to this Agreement shall be valid unless agreed in writing in the English language and signed by a duly authorised representative of each party.

16.3. Assignment/Sub-contracting. This Agreement and the licenses herein granted shall he binding upon and inure to the benefit of the successors in interest of the respective Parties. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the written consent of the other Party, such consent not to he unreasonably withheld. Notwithstanding the foregoing, ASTRAZENECA may assign this Agreement to any of its Affiliates, without the requirement of obtaining approval by NORTRAN, provided that ASTRAZENECA remains liable to NORTRAN for the performance hereunder of such assignee.

16.4. No Future waiver. No delay or failure of any Party in exercising or enforcing any of its rights or remedies whatsoever shall operate as a waiver of those rights or remedies concerning a subsequent similar event. No single or partial exercise or enforcement of any right or remedy by any Party shall preclude or impair any other or further exercise or enforcement of that right or- remedy by that Party.

16.5. Provisions severable. All provisions of this Agreement are severable and any provision which may be or become declared illegal, invalid or unenforceable in any jurisdiction for any reason shall terminate and be severed from the Agreement in the jurisdiction in question without, insofar as the content of the Agreement will be substantially the same as prior to such event or declaration, invalidating the remaining provision.

16.6. Notices. Any notice permitted or required under this Agreement shall be directed to the following respective addresses and shall, in case of lack of proof of earlier receipt of the receiving Party, be deemed delivered four (4) days upon dispatch if sent by prepaid registered mail.

         If to ASTRAZENECA:
         AstraZeneca AB
         Att:     President and CEO
         S-151 85 S dert lje Sweden

         If to NORTRAN:
         Nortran Pharmaceuticals Inc.
         Att: President
         3650 Wesbrook Mall
         Vancouver, B.C.
         Canada V6S 2L2


16.7. Counterparts. This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original of this Agreement, and all of which shall together constitute one and the same instrument. Complete sets of counterparts shall he lodged with each Party.

16.8. No partnership. Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute or he deemed to constitute a partnership, association, joint venture or other cooperative entity between the Parties and neither Party shall have any authority to bind the other in any way except as provided in this Agreement.

16.9. Announcements. Subject to Article 16.10 no press release, announcement or any other communication to any third party concerning the transaction contemplated by this Agreement, the financial terms of this Agreement, the subject matter of this Agreement or any ancillary matters shall be made or permitted or authorised to be made by either Party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed and such approval to be given by an authorised representative of the Party in question.

16.10. Either Party may make an announcement concerning the transaction contemplated by this Agreement or any ancillary matter if required by law, existing contractual obligations or any securities exchange or Regulatory Authority or governmental body to which either Party is subject or submits, wherever situated, provided that the Party required to make such announcement notifies the other Party of the details of the announcement prior to making such announcement and in sufficient time for the other Party to consider and comment on the announcement, and takes advantage of all provisions to keep confidential as many terms of the Agreement as possible.

16.11. Subject to what is stated in Article 14, the provisions of Article 1, Articles 7.1 and 7.2, Articles 8, 9, 11, 12, 14, 16 and 17 shall survive termination or expiration of this Agreement and the provisions of Article 2.3 shall survive expiration of this Agreement. The provisions of Article 10 shall survive termination or expiration of this Agreement and shall continue to be in force for a period of five
         (5) years after termination or expiration o this Agreement.

16.12. All payments due hereunder from one Party to the other which are not paid when due and payable as specified in the Agreement will bear interest at a rate equal to LIBOR (as quoted for one month in The Wall Street Journal) plus two percent (2%) compounded quarterly, or at such lower rate of interest as will then be the maximum rate permitted by applicable law.

17.     GOVERNING LAW AND ARBITRATION

17.1. The Parties shall use their reasonable efforts to settle amicably any dispute arising out of or in connection with this Agreement. In case the Parties are not able to settle such dispute between themselves such dispute shall be finally resolved by arbitration in accordance with the Rules of the International Chamber of Commerce. The arbitration proceedings shall be held in New York. Any proceedings shall he held in the English language.

17.2. The validity, construction and interpretation of this Agreement and any determination of the performance which it requires shall be governed by the laws of England.

IN WITNESS WHEREOF the Parties have executed this Agreement on the Effective
Date,

ASTRAZENECA, AB (publ)                      NORTRAN PHARMACEUTICALS INC.

--------------------------------            --------------------------------
Name: Claes Wilhelmsson                     Name: Bob Rieder
Title:  Executive Director                  Title:  President & CEO
        Research & Development                      NORTRAN PHARMACEUTICALS INC.

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Page 110

Schedule l.1: Additional Field*


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Schedule 1.12: Compound*


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Schedule 1.13: NORTRAN Patent Rights*


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                           NORTRAN PHARMACEUTICALS INC.


                         2001 INCENTIVE STOCK OPTION PLAN

SECTION 1 - GENERAL PROVISIONS


1.1     Interpretation

(a) For the purpose of this Plan, the following terms shall have the following meanings:

        "Administrator" means, initially, the secretary of the Corporation and thereafter shall mean such director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

        "Associate" has the meaning ascribed to that term under section 1 of the Securities Act (Ontario);

        "Board" means the board of directors of the Corporation;

        "Certificate" means a certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

        "Common Shares" means the common shares without par value of the Corporation as currently constituted;

        "Corporation" means Nortran Pharmaceuticals Inc.;

        "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiary Companies has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

        "Dependent Contractor" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation has a contract for services, under which contract the Corporation maintains the same control and direction over the details and methods of work as it would for an employee of the Corporation, but for which individual income tax deductions are not made at source;

        "Effective Date" means January 30, 2001;

        "Eligible Person" means, subject to all applicable laws, any director, officer, employee (whether part-time or full-time), Dependent Contractor or Consultant of the Corporation or any of its Subsidiary Companies;

        "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

        "Insider" means:

        (i) an insider as defined under section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

        (ii) an Associate of any person who is an insider by virtue of (i) above:

        "Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

        "Outstanding Issue" is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one year period;

        "Participant" means Eligible Persons to whom Options have been granted;

        "Personal Representative" means:

        (i) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

        (ii) in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

        "Plan" means this Stock Option Plan of the Corporation;

        "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

        "Subsidiary Companies" has the meaning ascribed to it under section 1 of the Securities Act (Ontario); and

        "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

(b) Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

(c) This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.

1.2     Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Person to remain with the Corporation or its Subsidiary Companies, and
(v) attracting new Eligible Persons.

1.3     Administration

(a) This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three directors. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority:

        (i)     to grant options to purchase Common Shares to Eligible Persons;

        (ii) to determine the terms, limitations, restrictions and conditions respecting such grants;

        (iii) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

        (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 1.7 hereof, as it may deem necessary or advisable.

(c) The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

1.4     Shares Reserved

(a) The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 6,000,000 Common Shares, inclusive of the 3,731,250 Common Shares presently reserved for issuance pursuant to previously granted stock options. The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under the Plan shall be 5% of the Outstanding Issue.

(b) Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 1.9(d) for the manner in which fractional share value shall be treated.

(c) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

        (i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

        (ii) the number and kind of shares subject to unexercised Options theretofore granted and in the option exercise price of such shares,

        provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5     Limits with respect to Insiders

(a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Outstanding Issue.

(b) The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Outstanding Issue.

(c) The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one year period shall be 5% of the Outstanding Issue.

1.6     Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

1.7     Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

1.8     Effective Date

This Plan will supersede and replace all previous stock option plans on the Effective Date. This Plan is subject to the approval of:

(a)     The Toronto Stock Exchange; and

(b) the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan, and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

1.9     Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Eligible Person the right or obligation to or to continue to serve as a director, officer, Consultant, Dependent Contractor or employee, as the case may be, of the Corporation or any of its Subsidiary Companies. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in the Plan.

(d) No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e) The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.


                                  SECTION 2 - OPTIONS

2.1     Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments including but not limited to a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2     Option Price

The Board shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on The Toronto Stock Exchange immediately preceding the date of grant.

2.3     Exercise of Options

(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.

(b) Options granted to an officer, employee, Consultant or Dependent Contractor will vest annually, at the end of each 12 month period commencing from the date of grant of the Option, as to 20,000 Common Shares or 20% of the number of Common Shares which may be purchased under such Eligible Person's Option, whichever is greater.

(c) Options granted to a director who is not an officer, employee, Consultant or Dependent Contractor will vest immediately upon grant as to 20% of the number of Common Shares which may be purchased under such director's Option and thereafter as to 20% on each anniversary of the date of grant.

(d) An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:00 p.m. (Vancouver time) on its expiry date by delivering to the Administrator an Exercise Notice, the applicable Certificate and a cheque or bank draft payable to the Corporation in an amount equal to the aggregate exercise price of the Shares to be purchased pursuant to the exercise of the Option.

(e) As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

(f) Subject to section 2.3(f)(ii), Options shall not be transferable or assignable, in whole or in part.

(g)     Subject to section 2.3(a) and except as otherwise determined by the
        Board:

        (i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

        (ii) if a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant's Options within twelve months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

2.4     Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

2.5     Merger of Amended 1998 Incentive Stock Option Plan

Upon receipt of shareholder and regulatory approval to this Plan, the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be merged herein, such that all options outstanding under the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be outstanding under the Plan to the same extent as if they were originally granted hereunder, and shall be governed hereby and entitled to all of the benefits and obligations herein.

                                       SCHEDULE "A"


                              NORTRAN PHARMACEUTICALS INC.
                                 2001 STOCK OPTION PLAN
                                    OPTION CERTIFICATE
                                    ------------------

This Certificate is issued pursuant to the provisions of the Nortran Pharmaceutical Inc. (the "Corporation") 2001 Stock Option Plan (the "Plan") and
evidences that                    is the holder of an option (the "Option") to
              --------------------
purchase up to                  common shares (the "Shares") in the capital
              ------------------
stock of the Corporation at a purchase price of $                 per Share.
                                                 ----------------
Subject to the provisions of the Plan, the expiry date of this Option is
                      (the "Expiry Date").
----------------------

Other Restrictions
------------------

The Option will vest as follows:

           immediately upon grant, allowing the holder of the Option to purchase
----------
up to Shares at the specified purchase price;

     % on the first anniversary of the date of grant, allowing the holder of the
-----
Option to purchase                Shares at the specified purchase price;
                  ----------------

     % on the second anniversary of the date of grant, allowing the holder of
-----
the Option to purchase            Shares at the specified purchase price;
                      ------------

     % on the third anniversary of the date of grant, allowing the holder of the
-----
Option to purchase             Shares at the specified purchase price; and
                  -------------

     % on the fourth anniversary of the date of grant, allowing the holder of
-----
the Option to purchase             Shares at the specified purchase price.
                      -------------

Other than as disclosed above, this Option may be exercised at any time up to 4:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Administrator of the plan an Exercise Notice, in the form provided in the plan, together with this Certificate and a cheque or bank draft payable to Nortran Pharmaceuticals Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED:
      ---------------------------------------

NORTRAN PHARMACEUTICALS INC.

Per:
      ---------------------------------------
      (authorized signatory)

                                       SCHEDULE "B"


                                     EXERCISE NOTICE
                                     ---------------

To:     The Administrator, Stock Option Plan
        Nortran Pharmaceuticals Inc.
        3650 Wesbrook Mall
        Vancouver, B.C.  V6S 2L2

The undersigned hereby irrevocably gives notice, pursuant to the Nortran Pharmaceuticals Inc. (the "Corporation") 2001 Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out applicable item):

(a)     all of the Shares; or

(b)      of the Shares which may be purchased under the Option.

Calculation of total Exercise Price:

     (i)     number of Shares to be acquired on exercise:                Shares
                                                          --------------

     (ii)     times the exercise price per Share:$
                                                  -----------------

     TOTAL EXERCISE PRICE, enclosed herewith:$
                                               --------------------


The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $ payable to Nortran Pharmaceuticals Inc. in an amount equal to the total exercise price for the Shares being purchased, as calculated above, and directs the Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:


                                         ---------------------------------------

                                         ---------------------------------------

                                         ---------------------------------------


DATED the        day of                    ,          .
         -------        -------------------  ---------

---------------------------------      ---------------------------------
Signature of Witness                   Signature of Participant

---------------------------------      ---------------------------------
Name of Witness (please print)         Name of Participant (please print)

                           NORTRAN PHARMACEUTICALS INC.

                                  Warrant Indenture

                              Made as of April 14, 2000













                          CATALYST CORPORATE FINANCE LAWYERS

                                  WARRANT INDENTURE
                                  -----------------

THIS WARRANT INDENTURE made as of April 14, 2000,

BETWEEN:

          NORTRAN PHARMACEUTICALS INC., a company incorporated pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
          Columbia V6S 2L2

          (the "Company")

                                                              OF THE FIRST PART

AND:

          PACIFIC CORPORATE TRUST COMPANY, a trust company
          -------------------------------
          incorporated pursuant to the laws of British Columbia and having an office at 830 - 625 Howe Street ,
          Vancouver, British Columbia  V6C 3B8

          (the "Trustee")

                                                              OF THE SECOND PART


          WHEREAS the Company has created and proposes to issue Warrants to be constituted and issued in the manner herein set forth;

          AND WHEREAS the Company, under the laws relating thereto, is authorized to issue the Warrants;

          AND WHEREAS the Company represents to the Trustee that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution, issue and delivery of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company and to approve and confirm the terms and conditions of this Indenture;

          AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

          AND WHEREAS the Trustee has been appointed and agreed to act as trustee on behalf of the Warrantholders on the terms and conditions set forth herein.

          NOW THEREFORE THIS INDENTURE WITNESSES THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.     INTERPRETATION

1.1     Definitions
        -----------

        In this Indenture and the Warrant Certificate (unless there is something in the subject matter or context inconsistent therewith):

        (a) "Agents" means Dlouhy Investments Inc., Goepel McDermid Inc. and HSBC Securities (Canada) Inc.;

        (b) "Agency Agreement" means the agency agreement dated April 14, 2000 between the Company and the Agents relating to the offering of the Special Warrants;

        (c) "Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

        (d) "Clearance Date" means the date on which a receipt for the Prospectus is issued by the last of the Commissions;

        (e) "Commissions" means the British Columbia, Alberta and Ontario Securities Commission and the Registrar of Securities, Yukon;

        (f) "Common Share" means a fully paid and non-assessable common share without par value in the capital of the Company as such capital is presently constituted;

        (g) "Company's auditors" means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

        (h) "Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during any 10 consecutive Trading Days selected by the Company, commencing not more than 20 Trading Days and not more than five days before such date, on the Canadian Venture Exchange, or, if the Common Shares are not listed thereon, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors. The weighted average price per share shall be determined by dividing the aggregate sale price of all such shares sold on the aforementioned exchange or market, as the case may be, during the aforementioned 10 consecutive Trading Days by the total number of such shares so sold;

        (i) "Designated Provinces" means the Provinces of British Columbia, Alberta and Ontario and the Yukon;

        (j) "director" means a director of the Company for the time being and reference to without more action by the directors means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

        (k) "Dividends paid in the Ordinary Course" means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

             (i) 100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

             (ii) 50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

             and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the directors;

        (l) "Exercise Price" means a price of CDN$1.60 per Warrant Share which is the consideration required from a Warrantholder to the Company upon the Warrantholder exchanging its Warrant(s) for Warrant Share(s);

        (m)  "Expiry Date" means April 14, 2002;

        (n)  "Expiry Time" means 4:00 p.m. (Vancouver time) on the Expiry Date;

        (o) "Indenture", "herein", "hereto, "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, Subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", "Subsection" and "paragraph" followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Indenture;

        (p) "Prospectus" means a final prospectus of the Company filed with the Commissions by the Company which qualifies the issuance of the Units pursuant to the exercise of the Special Warrants;

        (q) "Share" means a previously unissued Common Share comprised in a Unit and issued to a Special Warrantholder upon exercise of a Special Warrant;

        (r) "Special Warrant" means a Special Warrant created by the Company and issued for a purchase price of $1.40 each and entitling the holder thereof to acquire a Unit consisting of one Share and one-half of one Warrant upon exercise, having the terms and conditions described in the Special Warrant Indenture;

        (s) "Special Warrant Indenture" means that certain special warrant indenture made as of April 14, 2000 between the Company and the Trustee pursuant to which the Special Warrants are to be issued;

        (t) "Special Warrantholder" means the registered holder of an outstanding Special Warrant;

        (u) "Subsidiary of the Company" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

        (v) "Trading Days" means any day on which the facilities of the Canadian Venture Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed are open for trading;

        (w) "Trustee" means the Company's registrar and transfer agent, Pacific Corporate Trust Company, having an office at 830 - 625 Howe Street, Vancouver, British Columbia V6C 3B8;

        (x) "Unit" means one Share and one-half of one Warrant, issued on exercise of each Special Warrant, subject to adjustment in accordance with the provisions of the Special Warrant Indenture;

        (y) "U.S. Person" and "United States" have the meanings ascribed thereto in Regulation "S" under the United States Securities Act of 1933, as amended, as set out on Schedule "B";

        (z) "Warrant" means a non-transferable, except in accordance with this Indenture, share purchase warrant, which entitles the holder to purchase one Warrant Share at a price of $1.60 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the Expiry Date and having the terms and conditions described in this Indenture;

        (aa) "Warrant Certificate" means a certificate evidencing one or more Warrants issuable on exercise of one or more Special Warrants, substantially in the form attached hereto as Schedule "A";

        (bb) "Warrant Share" means a previously unissued Common Share issued pursuant to the exercise of a Warrant; and

        (cc) "Warrantholder" means the registered holder of an outstanding Warrant.

1.2     Headings
        --------

        The division of this Indenture into Articles, Sections, Subsections or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3     Gender
        ------

        Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4     Weekends and Holidays
        ---------------------

        If the date for the taking of any action under this Indenture expires on a Saturday, Sunday or a legal holiday in the Province of British Columbia, such action may be taken on the next succeeding business day with the same force and effect as if taken within the period for the taking of such action.

1.5     Meaning of "Outstanding"
        ------------------------

        Every Warrant represented by a Warrant Certificate countersigned by the Trustee and delivered to the holder is deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.6 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstand-ing. A Warrant Certificate that has been partially exercised will be deemed to be outstanding only to the extent of the unexercised part of the Warrants.

1.6     Time
        ----

        Time is of the essence hereof and of the Warrant Certificate.

1.7      Applicable Law
         --------------

        This Indenture and the Warrant Certificates are subject to and construed in accordance with the laws of the Province of British Columbia.

1.8     Currency
        --------

        All references to currency herein are to Canadian dollars unless otherwise indicated.

2.     ISSUE AND PURCHASE OF WARRANTS

2.1     Creation, Form and Terms of Warrants
        ------------------------------------

        (a) The Company hereby creates and authorizes for issuance up to 2,857,143 Warrants entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Warrant Share for each whole Warrant.

        (b) Subject to the provisions hereof and to the adjustment provisions contained in the Special Warrant Indenture, the Warrants issued under this Indenture are limited in the aggregate to 2,857,143 Warrants and two Warrants entitle the holder thereof to acquire, upon payment of the consideration of the Exercise Price, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant is subject to increase or decrease so as to give effect to the adjustments required by
             Article 4.

        (c) The Warrants will be issued in registered form and the Warrant Certificates are substantially in the form set out or referred to in Schedule "A" hereto with, subject to the provisions of this Indenture, such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrantholders and are numbered in such manner as the Company may prescribe. All Warrants are, save as to denominations, of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company may determine. No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants.

2.2     Non-Transferability and Ownership of Warrants
        ---------------------------------------------

        (a) The Company shall cause the Trustee to keep at its Vancouver office set forth in Section 1.1 a register in which the Trustee shall enter the names and addresses of the Warrantholders and particulars of the Warrants held by them. The Trustee shall cause the register to be open at all reasonable times for inspection by the Company, the Agents and any Warrantholder.

        (b) Except as otherwise set forth in this Section 2.2, the Warrants are not transferable and except as may be permitted by the Canadian Venture Exchange and as may be permissible in accordance with applicable securities laws. Any permissible transfer shall be conducted in accordance with transfer procedures established by the Company and the Trustee from time to time and will be subject to the acceptance of the Canadian Venture Exchange.

             A person who furnishes evidence that he is, to the reasonable satisfaction of the Trustee:

             (i) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

             (ii) a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person;

             (iii) a liquidator or, or a trustee in bankruptcy for, a Warrantholder;

             may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Trustee (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate, meeting the requirements as hereinbefore set forth, the Trustee shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Trustee as aforesaid the Company shall, in accordance with the provisions of Section 2.6 hereof, cause a new Warrant Certificate to be issued and sent to the new holder and the Trustee shall alter its register of holders accordingly.

        (c) The Company and the Trustee will deem and treat the holder of any Warrant as the beneficial owner thereof for all purposes and neither the Company nor the Trustee shall be affected by any notice to the contrary.

        (d) Subject to the provisions of this Indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of the Warrant Shares by the Company upon exercise of the Warrants by the Warrantholder in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Company and the Trustee with respect to such Warrants and neither the Company nor the Trustee shall be bound to inquire into the title of any such Warrantholder.

2.3     Warrantholders Not Shareholders
        -------------------------------

        A Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.

2.4     Signing of Warrants
        -------------------

        Any one director or officer of the Company shall sign the Warrant Certificates either manually or by facsimile signature. A facsimile signature upon any Warrant Certificate is for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

2.5     Countersigning
        --------------

        No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Warrant Certificate has been countersigned by the Trustee and such certification by the Trustee upon any Warrant Certificate will be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof. The countersignature by or on behalf of the Trustee on any Warrant Certificate is not construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Trustee is in no way liable or answerable for the use made of the Warrants. The countersignature of the Trustee is, however, a representation and warranty of the Trustee that the Warrant Certificate has been duly countersigned by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.6     Loss, Mutilation, Destruction or Theft of Warrants
        --------------------------------------------------

        In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

        The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in its discretion. The Company may require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Trustee in their discretion, and the applicant shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.7     Exchange of Warrants
        --------------------

        A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Trustee at the office set forth in Section 1.1, exchange his Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Trustee may make a charge sufficient to reimburse it for any government fees or charges required to be paid and an additional reasonable charge for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Trustee shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.8     Purchase of Warrants for Cancellation
        -------------------------------------

        Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise on such terms as the Company may determine. Any Warrants purchased hereunder by the Company shall be delivered to and cancelled by the Trustee immediately following such purchase and no Warrants shall be issued in substitution thereof.

2.9     Recognition of Registered Holder
        --------------------------------

        The Company and the Trustee may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Warrantholder of Common Shares upon the exercise thereof shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such holder except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

3.     COVENANTS OF THE COMPANY

       The Company represents, warrants, covenants and agrees with the Trustee for the benefit of the Trustee and the Warrantholders as follows:

3.1     To Issue Warrants and Reserve Warrant Shares
        --------------------------------------------

        That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Trustee will be valid and enforceable against the Company and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares from time to time acquired pursuant to the exercise of Warrants to be duly issued, upon payment of the Exercise Price, to the Warrantholders. At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable.

3.2     To Execute Further Assurances
        -----------------------------

        That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3     To Carry On Business
        --------------------

        That subject to the express provisions hereof, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company to do so; and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or any Subsidiary of the Company or the abandonment of any rights and franchises of the Company or any Subsidiary of the Company if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4     Reporting Issuer
        ----------------

        That the Company is presently a reporting issuer not in default in the Provinces of British Columbia, Ontario and Quebec and will use its best efforts to maintain its status as a reporting issuer not in default in the Provinces of British Columbia, Ontario and Quebec and in each other province in which the Company becomes a reporting issuer following the date hereof, until the Expiry Date. The Company will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Warrant Shares pursuant to the exercise of Warrants.

3.5     Securities Qualification Requirements
        -------------------------------------

        If any instrument is required to be filed with or any permission is required to be obtained from any securities regulatory authority or any other step is required under any federal or provincial law of a Designated Province before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Company covenants that it shall use its best efforts to take all such action, at its expense, as is required or appropriate in the circumstances.

3.6

        That the Company will use its best efforts to maintain the listing of the Common Shares which are outstanding on the Canadian Venture Exchange and to ensure that the Warrant Shares will be listed and posted for trading on such exchange simultaneously with or as soon as possible following their issue.

3.7

        That the Company will send to each Warrantholder copies of all financial statements and other materials furnished to holders of Common Shares after the date of this Indenture.

3.8

        That the Company will not, directly or indirectly, pay or give any commission or other remuneration to any person in connection with the exchange or deemed exchange of any Warrants.

3.9

        That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this indenture and the Agency Agreement.

3.10    Trustee's Remuneration and Expenses
        -----------------------------------

        The Company will pay to the Trustee from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Trustee and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof will be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee or of persons for whom the Trustee is responsible.

3.11    Trustee May Perform Covenant
        ----------------------------

        If the Company fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but need not, notify the Warrantholders of such failure or itself may perform any of the covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but will be under no obligation to so do; and all sums so expended or advanced will be repayable by the Company in the manner provided in Section 3.10 but no such performance or payment will be deemed to relieve the Company from any default hereunder.

3.12    Notice to Warrantholders of Certain Events
        ------------------------------------------

        The Company covenants with the Trustee for the benefit of the Trustee and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

        (a) pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares;

        (b) offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options;

        (c) make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Shares;

        (d) amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

        (e) effect any subdivision, consolidation or reclassification of its Shares; or

        (f)  liquidate, dissolve or wind-up,

unless, in each such case, the Company will have given notice, in the manner specified in section 9.2, to each Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in subsections (a), (b), (c), (d),
(e) and (f) above not less than 20 days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

3.13    Closure of Share Transfer Books
        -------------------------------

        The Company further covenants and agrees that it will not during the period of any notice given under section 3.12 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section 3.13 will be deemed to affect the right of the Company to do or take part in any of the things referred to in section 3.12 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.     ADJUSTMENT OF NUMBER OF WARRANT SHARES

4.1     Adjustment of Number of Warrant Shares
        --------------------------------------

        The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

        (a) if and whenever at any time from the date hereof and prior to the Expiry Time, the Company:

             (i) subdivides, redivides or changes its outstanding Common Shares into a greater number of shares;

             (ii) consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

             (iii) issues Common Shares or securities exchangeable or convertible to Common Shares ("convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course), any of such events in these clauses (i), (ii) and (iii) being called a "Common Share Reorganization", the number of Warrant Shares obtainable under each Warrant is adjusted immediately after the effective date of the subdivision or consolidation or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

                    (A) the numerator is the total number of Common Shares
                        outstanding immediately after such effective or record date, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after such date plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

                    (B) the denominator is the total number of Common Shares
                        outstanding immediately prior to the applicable effective or record date or such Common Share Reorganization;

             and the Company and Trustee, upon receipt of notice pursuant to
             Section 4.3, shall make such adjustment successively whenever any event referred to in this Subsection 4.1 (a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

        (b) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the number of Warrant Share obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

             (i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

             (ii)   the denominator of which shall be the aggregate of:

                    (A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

                    (B) a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

        (c) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall issue or distribute to all or to substantially all the holders of the Common Shares:

             (i) securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidences of its indebtedness, or

             (ii)   any property or other assets,

             and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

             (iii) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

             (iv)   the denominator of which shall be:

                    (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

                    (B) the excess, if any, of (1) the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (2) the fair market value of the consideration received therefor by the Company from the holders of the Common Shares, as determined by action by the directors (whose determination shall be conclusive);

        (d) if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in Subsection 4.1(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety, every Warrantholder is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Company that the Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, arrangement, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this
             Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Subsection 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Company, its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Subsection 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Trustee must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

        (e) where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Company relies on this Subsection 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would but for the provisions of this Subsection 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property pursuant to Section 4.2 or 4.3;

        (f) the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Warrant Share" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

        (g) all shares of any class which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this
             Section 4.1 are, for the purposes of the interpretation of this Indenture, deemed to be securities which that Warrantholder is entitled to acquire pursuant the exercise of a Warrant;

        (h) in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company's auditors who shall have access to all necessary records of the Company, and a determination by the Company's auditors is binding upon the Company, the Trustee, all Warrantholders and all other persons interested therein;

        (i) no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in Section 4.1, other than the events referred to in clauses (i) and (ii) of subsection (1) thereof, if the Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event;

        (j) in the event that the Company after the date of issue of the Warrants shall take any action affecting the Warrant Shares, other than action described in Section 4.1, which in the opinion of the directors of the Company would materially affect the rights of Warrantholders, the number of Warrant Shares obtainable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Warrant Shares shall be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances;

        (k) if the Company shall set a record date to determine the holders of the Warrants for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Warrant Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date;

        (l) in the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

        (m) as a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the number or class of shares or other securities which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel to the Company, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof.

4.2     Proceedings Prior to any Action Requiring Adjustment
        ----------------------------------------------------

        As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3     Certificate of Adjustment
        -------------------------

        The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Warrantholders and the Trustee specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4     No Action After Notice
        ----------------------

        The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising rights of acquisition pursuant thereto during the period of 14 days after giving of the notice set forth in
Section 4.3 hereof.

4.5     Protection of Trustee
        ---------------------

        Subject to Section 8.2, the Trustee:

        (a) is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

        (b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

        (c) is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this
             Article 4; and

        (d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

5.     EXERCISE AND EXPIRATION OF WARRANTS

5.1     Exercise of Warrants
        --------------------

        A Warrantholder may, at any time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Trustee the Warrant Certificate or certificates representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached to the Warrant Certificate(s) and cash or certified bank draft in lawful money of Canada payable to or to the order of the Company or the Trustee at par in the City of Vancouver in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for. Any voluntary exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Company, may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions. Upon the voluntary exercise of Warrants pursuant to this Section 5.1, the Trustee shall promptly thereafter mail or deliver certificates for the Warrant Shares issued upon the voluntary exercise of the Warrants, registered in the name of the Warrantholder so exercising, to the address of the Warrantholder specified in the register for Warrants.

        The exercise form attached to the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder's attorney duly appointed.

        If any of the Warrant Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of Section 2.2 hereof, the Warrantholder shall pay to the Trustee all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Warrant Shares to such other person or persons or shall establish to the satisfaction of the Trustee that such taxes and charges have been paid.

5.2     Effect of Exercise of Warrants
        ------------------------------

        Upon the exercise and payment by the holder of the Warrants as provided in either Section 5.1, the Warrant Shares shall be deemed to have been issued and each Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised. Subject to Subsection 4.1(c), the Warrant Shares issued upon the valid exercise of Warrants are only entitled to dividends declared in favour of shareholders of record on and after the date of exercise from which date such Warrant Shares are for all purposes and are deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

5.3     Partial Exercise of Warrants
        ----------------------------

        This Warrant is exercisable or exchangeable, as the case may be, at any time and from time to time prior to the Expiry Date, upon surrender and, where applicable, payment in the manner and at the place hereinabove provided for. In the event that the holder exercises or exchanges the Warrant at any time only in part, the holder shall be entitled to exercise or exchange the remaining part of the Warrant, in whole or in part, subsequently to purchase or acquire in the aggregate the maximum number of Common Shares which may be acquired on the exercise or exchange of the Warrant until the Expiry Date.

5.4     Expiration of Warrants
        ----------------------

        After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and such Warrant shall be void and have no effect.

5.5     Fractions of Shares
        -------------------

        (a) Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant Share(s) which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares;

        (b) If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares.

5.6     Accounting and Recording
        ------------------------

        The Trustee shall promptly notify the Company with respect to Warrants exercised. The Trustee shall record the particulars of the Warrants exercised or retracted which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three business days of the exercise of each Warrant pursuant to Section 5.1, the Trustee shall provide those particulars in writing to the Company.

        The Trustee shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants. All such monies, and any securities or other instruments from time to time received by the Trustee, shall be received in trust for the corporation.

5.7     Issuance of Warrant Shares
        --------------------------

        All certificates for Warrant Shares issued to any person who the Trustee has reasonable grounds to believe is in the United States or is a U.S. Person or acting on behalf or for the account of a U.S. Person or a person in the United States will have the following legend endorsed thereon:

        "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SHARES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO THE COMPANY, (b) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (c) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR
        (d) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA; A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE

        OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

5.8     Securities Restrictions
        -----------------------

        Notwithstanding anything herein contained, Warrant Shares will only be issued upon exercise of any Warrants in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Warrants are exercised pursuant to and in accordance with the provisions of Section 5.1 prior to the issuance of a receipt for the Prospectus by the Commissions, the certificates representing the Warrant Shares thereby issued will bear such legend as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any securities laws of any province in Canada or to comply with the requirements of any stock exchange on which the Warrant Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of any such laws, or the holder of any such legended Warrant Share Certificate, at the holders' expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such holder is entitled to sell or otherwise transfer such Warrant Shares in a transaction in which such legends are not required, such legended Warrant Share Certificate may thereafter be surrendered to the Trustee in exchange for a certificate which does not bear such legend.

6.     MEETINGS OF WARRANTHOLDERS

6.1     Definitions
        -----------

        In this Article 6 or otherwise in this Indenture:

        (a)  "Adjourned Meeting" means a meeting adjourned in accordance with
             Section 6.8;

        (b) "Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

        (c)  "Meeting" means a meeting of the Warrantholders.

6.2     Convening Meetings
        ------------------

        The Trustee or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 10% of the Warrants outstanding, the Trustee or the Company shall convene a Meeting, provided that adequate provision has been made by the Company or the Warrantholders for the costs of convening and holding a Meeting. If the Trustee or the Company fails to convene the Meeting within 15 business days after being duly requisitioned to do so, the Warrantholders holding not less than 10% of the Warrants outstanding may themselves convene a Meeting the notice for which must be signed by a person that those Warrantholders specify, provided that the Trustee and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3     Place of Meeting
        ----------------

        Every Meeting must be held in Vancouver, British Columbia or at such other place that the Trustee and Company approve.

6.4     Notice
        ------

        The Trustee or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Trustee (unless the meeting has been called by the Trustee) and the Company (unless the meeting has been called by the Company) in the manner specified in Article 9 at least 25 days before the date of the Meeting. The Trustee shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting and shall contain such information as is reasonably necessary to enable the Warrantholder to make a reasoned decision on the business to be transacted. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Trustee to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5     Persons Entitled to Attend
        --------------------------

        The Company may and the Trustee shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Trustee has the right to vote. The legal advisors of the Company, Trustee, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6     Quorum
        ------

        A quorum for a Meeting of the Warrantholders consists of two or more persons present in person and owning or representing by proxy not less than 10% of the Warrants then outstanding.

6.7     Chairman
        --------

        The Trustee shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman.

6.8     Adjourned Meeting
        -----------------

        If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The Trustee shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.9     Show of Hands
        -------------

        Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting is decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion is not carried. Each Warrantholder or person representing a Warrantholder by proxy will be entitled to one vote for every Warrant then outstanding of which such Warrantholder is the registered owner.

6.10    Poll
        ----

        When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting. Except as otherwise required herein, if a question has been put to a poll, that question is decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion is not carried. On a poll, each Warrantholder is entitled to one vote for every Warrant then outstanding and of which he is the registered holder. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11    Regulations
        -----------

        The Trustee, or the Company with the approval of the Trustee, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

        (a) setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

        (b) voting by proxy, the form of instrument appointing a proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

        (c) lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited; and

        (d) any other matter relating to the conduct of a meeting of Warrantholders.

        A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Trustee may permit Warrantholders to make proof of ownership in the manner the Trustee approves.

6.12    Company and Trustee May be Represented
        --------------------------------------

        The Company, the Trustee and the Agents , by their respective directors and officers, counsel to the Company, counsel to the Agents and counsel to the Trustee may attend any meeting of Warrantholders, but shall not be entitled to vote as such.

6.13    Powers of Warrantholders
        ------------------------

        By Extraordinary Resolution passed pursuant to this Article 6 by not less than a 2/3 majority of the votes cast in respect thereof, the Warrantholders may:

        (a) agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

        (b) direct and authorize the Trustee to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

        (c) direct the Trustee to enforce any covenant on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provisions of this Indenture either unconditionally or upon any conditions specified in such resolution;

        (d) assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

        (e) without limiting the generality of Subsections 6.12(1)(a) and (d), assent to an extension of time thereunder;

        (f) remove the Trustee or its successor in office and to appoint a new registrar and trustee to take the place of the Trustee so removed;

        (g) upon the Trustee being furnished with an indemnity that is, in its discretion, sufficient, require the Trustee to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

        (h) restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

        (i) direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

        (j) waive and direct the Trustee to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

        (k) assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

        (l) amend, alter, or repeal any resolution previously passed pursuant to this Section 6.13.

6.14    Powers Cumulative
        -----------------

        Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15    Minutes of Meetings
        -------------------

        The Trustee shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Trustee for inspection by a Warrantholder or his authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be prima facie evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16    Written Resolutions
        -------------------

        Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of a resolution, or not less than 2/3 of the Warrants outstanding in the case of a Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17    Binding Effect
        --------------

        A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholder's resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Trustee of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Trustee is entitled to and shall give effect thereto.

7.     SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1     Provision for Supplemental Indentures for Certain Purposes
        ----------------------------------------------------------

        From time to time the Company shall, when authorized by the directors of the Company, and the Trustee may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

        (a) adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Trustee are necessary or advisable, provided the same are not, in the opinion of the counsel of the Trustee prejudicial to the interests of the Warrantholders;

        (b) adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

        (c) evidencing any succession, (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

        (d) making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder;

        (e)  giving effect to an Extraordinary Resolution;

        (f) to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel of the Trustee, the rights of the Warrantholder are not prejudiced thereby;

        (g) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

        (h) for any other purpose not inconsistent with the provisions of this Indenture, provided that the rights of the Warrantholders are in no way prejudiced thereby; or

        (i) adding to the provisions hereof to permit the Warrantholders to exercise the Warrants on a cashless basis on terms acceptable to the Company and applicable regulatory authorities.

7.2     Company May Consolidate, etc. on Certain Terms
        ----------------------------------------------

        Subject to Subsection 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Trustee is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3     Successor Body Corporate Substituted
        ------------------------------------

        Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.     CONCERNING THE TRUSTEE

8.1     Duties of Trustee
        -----------------

        By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Provided that the Trustee has exercised such standard of care, diligence and skill, and in the absence of wilful neglect, gross negligence or fraud, the Company shall indemnify and save harmless the Trustee from all loss, costs or damages it may suffer in administering the trusts of this Indenture.

8.2     Action by Trustee
        -----------------

        The Trustee is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3     Certificate of the Company
        --------------------------

        If in the administration of the trusts of this Indenture, the Trustee deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Trustee may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Trustee may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4     Trustee May Employ Experts or Agents
        ------------------------------------

        The Trustee may, at the Company's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Trustee for all disbursements, costs and expenses made or incurred by the Trustee in the discharge of its duties and in the management of the trusts hereunder. The Trustee may rely upon the and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Trustee shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Trustee in good faith.

8.5     Resignation and Replacement of Trustee
        --------------------------------------

        (a) The Trustee may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 90 days before the effective date of the resignation. If the Trustee resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new trustee. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Trustee or any Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new trustee. The Warrantholder may, by Extraordinary Resolution, remove the Trustee (including a trustee appointed by the Company or by a Judge as aforesaid) and appoint a new trustee. On any new appointment, the new trustee is vested with the same powers, rights, duties and obligations as if it had been originally named as Trustee without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Trustee shall execute the same in favour of the new trustee.

        (b) Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Trustee for the time being is a party shall be the successor Trustee under this Indenture without any further act.

8.6     Indenture  Legislation
        ----------------------

        The Company and the Trustee agree that each shall at all times in relating to this indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7     Notice
        ------

        The Trustee is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

8.8     Use of Proceeds
        ---------------

        The Trustee is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

8.9     No Inquiries
        ------------

        Prior to the countersignature and delivery of any Warrant Certificates under any provisions of this Indenture, the Trustee is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept and act upon the resolutions, opinions, certificates or other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Trustee is not bound to make any inquiry or investigation as to the performance by the Company of the Company's covenants hereunder.

8.10    Trustee Not Required to Give Security
        -------------------------------------

        The Trustee is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.11    No Conflict of Interest
        -----------------------

        The Trustee represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.11, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.12    Trustee Not Ordinarily Bound
        ----------------------------

        The Trustee is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder. The obligation of the Trustee to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing so to do by the Trustee, an indemnity reasonably satisfactory to the Trustee, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against any loss, damage or liability by reason thereof.

8.13    Trustee May Deal in Instruments
        -------------------------------

        The Trustee may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.14    Recitals or Statements of Fact Made by Company
        ----------------------------------------------

        Subject to the provisions hereof, the Trustee is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.15     Trustee's  Discretion  Absolute
         -------------------------------

        The Trustee, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.16    No Representations as to Validity
        ---------------------------------

        The Trustee is not:

        (a) under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or in respect of the validity or the execution of any Warrant issued hereunder;

        (b) responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

        (c) by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this
             Section 8.16 rests upon the Company and not upon the Trustee and the failure of the Company to discharge any such duty and responsibility does not in any way render the Trustee liable or place upon it any duty or responsibility for breach of which it would be liable.

8.17    Acceptance of Trusts
        --------------------

        The Trustee hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.18    Trustee's Authority to Carry on Business
        ----------------------------------------

        The Trustee represents to the Company that at the date hereof it is authorized to carry on business of a trust company in British Columbia. If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Trustee shall, within 30 days after ceasing to be authorized to carry on such business in British Columbia, either becomes so authorized or resigns in the manner and with the effects specified in Section 8.5.

8.19    Indemnification of Trustee
        --------------------------

        Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the negligence or fraud of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of this Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

9.     NOTICES

9.1     Notice to Company, Trustee and Agents
        -------------------------------------

        Any notice to the Company, Trustee or Agents under the provisions of this Indenture is valid and effective if in writing delivered or sent by telecopier:

        (a)  to the Company at:

             Nortran Pharmaceuticals Inc.
             3650 Wesbrook Mall
             Vancouver, BC
             V6S 2L2

             Attention:  Mr. Bob Rieder
             Telecopier: (604) 222-6617

        (b)  to the Trustee at:

             Pacific Corporate Trust Company
             830 - 625 Howe Street
             Vancouver, British Columbia
             V6C 3B8

             Attention:  Corporate Trust Department
             Telecopier: (604) 689-8144

        (c)  to the Agents at:

             Dlouhy Investments Inc.
             1350 Sherbrook St. W., Suite 1200
             Montreal, Quebec
             H4G 1J1

             Attention:  Mr. Bill Murray
             Telecopier: (514) 845-0200

             Goepel McDermid Inc.
             925 West Georgia Street, Suite 2200
             Vancouver, British Columbia
             V6C 3L2

             Attention:  Mr. Patrick J. Wolfe
             Telecopier: (604) 659-8398

             HSBC Securities (Canada) Inc.
             Box 67, Suite 5300
             Toronto Dominion Centre
             Toronto-Dominion Bank Tower
             Toronto, Ontario
             M5K 1E7

             Attention:  Andrew Bishop
             Telecopier: (416) 369-9498

             with a copy to:

             Blake, Cassels & Graydon LLP
             PO 49314, Suite 2600, 3 Bentall Centre
             595 Burrard Street
             Vancouver, British Columbia
             V7X 1L3

             Attention:  Ms. Catherine Wade
             Telecopier: (604) 631-3309

and is deemed to have been effectively given on the date of delivery if delivered and on the first business day following the date of transmission if sent by telecopier.

9.2     Notice to Warrantholders
        ------------------------

        Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, or sent by telecopier to each Warrantholder at its address appearing on the register of Warrants kept by the Trustee or, in the case of joint holders, to the first such address, and is deemed to have been effectively given on the date of delivery if delivered on the first business day following the date of transmission if sent by telecopier.

        A copy of any notice provided to the Warrantholders shall be concurrently provided to the Agents in the manner specified in Section 9.1.

10.     POWER OF BOARD OF DIRECTORS

10.1    Board of Directors
        ------------------

        In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

11.     MISCELLANEOUS PROVISIONS

11.1    Further Assurances
        ------------------

        The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2    Unenforceable Terms
        -------------------

        If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3    No Waiver
        ---------

        No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4    Suits By Warrantholders
        -----------------------

        (a) No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Trustee and the Trustee has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Trustee, when so requested by the Trustee sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee has failed to act within a reasonable time or the Trustee has failed to actively pursue any such act or proceeding.

        (b) Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.5    Enurement
        ---------

        This Indenture enures to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

11.6    Formal Date and Effective Date
        ------------------------------

        For the purpose of convenience this Indenture is referred to as bearing the formal date of April 14, 2000 however notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.


                                        NORTRAN PHARMACEUTICALS INC.

                                        Per:    /s/ Robert W. Rieder
                                            ------------------------------------


                                        PACIFIC CORPORATE TRUST COMPANY

                                        Per:     /s/ Marc Castonguay
                                            ------------------------------------


                                        Per:     /s/ Lisa Scotland
                                            ------------------------------------

                                    SCHEDULE "A"

                            FORM OF WARRANT CERTIFICATE

[IF WARRANT ISSUED PRIOR TO THE QUALIFICATION DATE: THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD WHICH EXPIRES AT 12:00 A.M. (MIDNIGHT) (VANCOUVER TIME) ON APRIL 14, 2001 AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL SUCH TIME EXCEPT AS PERMITTED BY THE SECURITIES ACT (BRITISH COLUMBIA) AND THE RULES AND REGULATION MADE THEREUNDER. "IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD IN CERTAIN OTHER PROVINCES AND MAY NOT BE TRADED IN THOSE PROVINCES DURING THAT PERIOD EXCEPT AS PERMITTED BY THE APPLICABLE SECURITIES LAWS."] "THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT." "THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITED HEREIN PROVIDED.

                                   NON-TRANSFERABLE
                               SHARE PURCHASE WARRANTS
                               -----------------------

                             NORTRAN PHARMACEUTICALS INC.
              (Incorporated pursuant to the laws of British Columbia)

No. *                                                      Warrants representing
                                                           the Right to Purchase
                                                                        * Shares

                            WARRANTS FOR PURCHASE OF SHARES

        THIS IS TO CERTIFY THAT, for value received - (the "holder") of - is entitled to subscribe for and purchase - fully paid and non-assessable Shares in the capital of NORTRAN PHARMACEUTICALS INC. (the "Company") at any time prior to 4:00 p.m. (Vancouver time) on April 14, 2002 (subject to adjustment pursuant to the terms set out in the Warrant Indenture) at a price of $1.60 per share (the "Exercise Price"), subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

        The Warrants represented by this certificate are issued under and pursuant to a Warrant Indenture (the "Warrant Indenture") made as of April 14, 2000 between the Company and the Trustee (which expression shall include any successor trustee appointed under the Warrant Indenture), to which Warrant Indenture (and any amendments thereto and instruments supplemental thereto) reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are or are to be, issued and held, all to the same effect as if the provisions of the Warrant Indenture and all amendments thereto and instruments supplemental thereto were herein set forth and to all of which provisions the holder of these Warrants by acceptance hereof assents. All capitalized terms not otherwise defined herein shall have the meanings ascribed to thereto in the Warrant Indenture.

        In the event of any conflict or inconsistency between the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate ("Warrant Certificate"), except those that are necessary by context, the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall prevail. The terms and provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) are incorporated herein by reference.

        The rights to acquire Shares of the Company granted by this Warrant Certificate may be exercised subject to the terms and conditions set out in the Warrant Indenture, in whole or in part (but not as to a fractional Share), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached as Appendix 1 hereto, at the offices of the Company's registrar and transfer agent, Pacific Corporate Trust Company of Canada, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (the "Trustee") accompanied by a certified cheque payable to or to the order of the Company in payment of the purchase price of the number of Shares for which Warrants are then exercised.

        In the event of any exercise of the rights represented by this Warrant Certificate, certificates for the Shares so purchased (the "Share Certificates") shall be delivered to the holder within a reasonable time, not exceeding five days after the rights represented by this Warrant Certificate have been so exercised, and, unless the Warrants have expired, a new Warrant Certificate (the "New Warrant Certificate") granting the right to acquire that number of Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time.

        The Company has covenanted and agreed to use its best efforts to promptly finalize and obtain receipts for a preliminary prospectus and a (final) prospectus (collectively, the "Prospectus") from the Commissions qualifying the issuance of the Common Shares and Warrants upon the due exercise of the Special Warrants under which the Warrants are issued.

        In the event that the Company is unable to obtain receipts for the Prospectus from the Commissions, the Warrants and the Shares underlying them may be subject to statutory hold periods during which these securities may not be resold in such jurisdiction. In addition, any Warrants that are exercised or Shares received on such exercise prior to the date (the "Clearance Date") on which a receipt is issued for the Prospectus by the Securities Commissions may be subject to statutory restrictions and may also be subject to restrictions on resale imposed by the Canadian Venture Exchange. Holders are advised to consult their own legal advisers in this regard. All share certificates for Shares issued on the exercise of the rights represented by this Warrant Certificate prior to the Clearance Date shall bear the following legend:

                "The securities represented by this certificate are subject to a hold period which expires at 12:00 a.m. (midnight) (Vancouver time) on April 14, 2001 and may not be traded in British Columbia until such time except as permitted by the Securities Act (British Columbia) and the rules and regulations made thereunder."

        All Share Certificates issued to persons who fail to certify to the Company that they are not a U.S. Person and are not exercising this Warrant in the United States or on behalf or for the account of a U.S. Person or a person in the United States on the exercise of the rights represented by this Warrant Certificate will bear the following legend:

        "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SHARES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO THE COMPANY, (b) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (c) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR
        (d) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA; A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A
        FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

        The Company covenants and agrees that all Shares issued upon the exercise of the rights represented by this Warrant Certificate shall, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Company further covenants and agrees that during the period within which the rights represented by this Warrant Certificate may be exercised, the Company shall at all times have authorized and reserved a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant Certificate.

        The Warrants evidenced by this Warrant Certificate are not transferable except as set forth in Section 2.2 of the Warrant Indenture which makes reference to the fact that a person who furnishes evidence that he is, to the reasonable satisfaction of the Trustee:

        (a) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

        (b) a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person;

        (c)  a liquidator or, or a trustee in bankruptcy for, a Warrantholder;

may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Trustee (by delivery or mail as set forth in Section 9.1 of the Warrant Indenture), and subject to such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders.

        The exercise of the rights represented by this Warrant Certificate by the holder is deemed to constitute the entering into of a subscription agreement between the holder and the Company on the same terms, mutatis mutandis, as the special warrant subscription agreement between the holder and the Company pursuant to which the Special Warrants were originally acquired by the holder, which Special Warrants were exercised by the holder to acquire the rights represented by this Warrant Certificate.

        Time shall be of the essence hereof. The Warrants and the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall be governed by, performed, construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

        This Warrant Certificate is not valid for any purpose whatever until it has been countersigned by or on behalf of the Trustee.

        IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Trustee has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this day of , 2000.



                                        NORTRAN PHARMACEUTICALS INC.

                                        Per:
                                            ------------------------------------

                                        COUNTERSIGNED BY:

                                        PACIFIC CORPORATE TRUST COMPANY

                                        Per:
                                            ------------------------------------

                                        Per:
                                            ------------------------------------

                                          APPENDIX 1

                                        EXERCISE FORM


TO:    NORTRAN PHARMACEUTICALS INC.

        The undersigned hereby exercises the right to acquire
                                                             ------------------
common shares of Nortran Pharmaceuticals Inc. as constituted on April 14, 2000 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto.)

        The undersigned hereby represents and warrants to the Company as follows (check one):

            (i)    the undersigned is not a U.S. person and the Warrant is not
     -----
                   being exercised within the United States or for the account of a U.S. person; or

            (ii)   the undersigned was a U.S. person at the time of acquisition
     -----
                   of the Special Warrants and each of the representations and warranties made by the Undersigned in the Subscription Agreement between the undersigned and the Company, pursuant to which the undersigned acquired the Warrants, are true and correct as of the date hereof; or

            (iii)  the undersigned has delivered herewith to the Company a
     -----
                   written opinion of counsel to the effect that the exercise of the Warrant by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

        "United States" and U.S. person" are as defined by Regulation S under the United States Securities Act of 1933. Other defined terms used herein without definition have the meaning given to such terms in the Indenture.

Number of common shares:
                         -------------------------------

          DATED at                   ,                     , this        day of
                   ------------------  --------------------       ------
                                    , 200  .
          --------------------------     --

================================================================================
--------------------------------------    --------------------------------------
Signature Witnessed                       (Signature of Warrantholder, to be the
(See instructions to Warrantholders)      same as appears on the face of this
                                          Warrant Certificate)
================================================================================

Name of Warrantholder:
                                          --------------------------------------
Address (Please print) :
                                          --------------------------------------

                                          --------------------------------------
================================================================================

                                    SCHEDULE "B"

                   DEFINITION OF "U.S. PERSON" AND "UNITED STATES"
                   -----------------------------------------------

"(o)    "U.S. Person"

(1)     U.S. person means:

        (i)     any natural person resident in the United States;

        (ii) any partnership or corporation organized or incorporated under the laws of the United States;

        (iii)   any estate of which any executor or administrator is a U.S.
                person;

        (iv)    any trust of which any trustee is a U.S. person;

        (v)     any agency or branch of a foreign entity located in the United
                States;

        (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

        (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

        (viii)  any partnership or corporation if:

                A. organized or incorporated under the laws of any foreign jurisdiction; and

                B. formed by a U.S person principally for the purpose of
                   investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the 1933 Act who are not natural persons, estates or trusts.

(2) Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit of or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States shall not be deemed to be a U.S. person;

(3) Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

        (i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

        (ii)    the estate is governed by foreign law.

(4) Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (an no settlor if the trust is revocable) is a U.S. person.

(5) Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

(6) Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

        (i)     the agency or branch operates for valid business reasons; and

        (ii) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

(8) United States. "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

          THIS SUPPLEMENTAL INDENTURE made this 15th day of June, 2000,

BETWEEN:

          NORTRAN PHARMACEUTICALS INC., a company incorporated
          ----------------------------
          pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
          Columbia V6S 2L2

          (the "Company")

                                                               OF THE FIRST PART

AND:

          PACIFIC CORPORATE TRUST COMPANY, a trust company
          -------------------------------
          incorporated pursuant to the laws of British Columbia and having an office at 830 - 625 Howe Street ,
          Vancouver, British Columbia  V6C 3B8

          (the "Trustee")

                                                              OF THE SECOND PART

WHEREAS:

A. the Company and the Trustee entered into a Warrant Indenture made as of April 14, 2000 (the "Indenture");

B. the Company has not issued any of the Warrants to be constituted and issued under the Warrant Indenture; and

C. pursuant to paragraphs 7.1 (f) and (i) of the Indenture, the Company desires to execute and deliver to the Trustee this Supplemental Indenture, as authorized by the directors of the Company, to amend the Indenture as set forth herein.

          NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSETH that in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.     The definitions are amended as follows:

          (a)  a new definition is added as follows:

               "Cashless Exchange" means the ability of a Warrantholder to exchange Warrants for Warrant Shares on a cashless net issue basis as set out in Section 5.1A.

          (b) the definition of "Exercise Price" is amended by adding the following words to the end of that definition:

               " . unless the Warrants are exchanged on a Cashless Exchange".

          (c) the definition of "Warrant Share" is amended by adding the words "or exchange" after the word "exercise".

2. Section 1.5 of the Indenture is amended by deleting the last sentence and replacing it with the following:

          "A Warrant Certificate that has been partially exercised or exchanged will be deemed to be outstanding only to the extent of the part of the Warrant that was not exercised or exchanged.".

3. Section 2.1(a) of the Indenture is amended by adding the following words after the phrase "upon payment of the Exercise Price":

          "or surrender of the Warrants in exchange for Warrant Shares on a cashless net issue basis".

4. Paragraph 2.1(b) of the Indenture be deleted in its entirety and be replaced with the following:

          "Subject to the provisions hereof and to the adjustment provisions contained in the Special Warrant Indenture, the Warrants issued under this Indenture are limited in the aggregate to 2,857,143 Warrants and one Warrant entitles the holder thereof to acquire, upon payment of the consideration of the Exercise Price or exchange of Warrants on a Cashless Exchange, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant is subject to increase or decrease so as to give effect to the adjustments required by Article 4."

5. Section 2.1(c) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the last sentence of that section.

6. Section 2.2(d) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first sentence of that section.

7. Section 3.1 of the Indenture is amended by adding the following words to the end of the first sentence:

          "or pursuant to the exchange of Warrants to be duly issued, upon such exchange, to the Warrantholders."

       and by adding the words "or exchange" after the word "exercise" in the second last and last sentence of that section.

8. Section 3.4 of the Indenture is amended by adding the words "or exchange" after the word "exercise" the second it appears in the last sentence of that section.

9. Section 3.5 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the two places it appears in that section.

10. Section 3.13 of the Indenture is amended by adding the words "or exchanging" after the word "exercising" in that section.

11. Section 4.1(a) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sentence immediately preceding the clause "(A)" of that section.

12. Sections 4.1(b) and (c) of the Indenture are amended by replacing the phrase "upon the exercise of each Warrant" with the phrase "upon the exercise or exchange of each Warrant" in both places it appears.

13. Section 4.1(d) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the seventh and fourteenth lines of that section.

14. Section 4.1(e) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sixth line of that section.

15. Section 4.1(f) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the fifth and sixth lines of that section.

16. Section 4.1(g) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the second and fourth lines of that section.

17. Section 4.1(i) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line and the words "or exchanged" after the word "exercised" in the fourth line of that section.

18. Section 4.1(j) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the fourth line of that section.

19. Section 4.1(k) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sixth line of that section.

20. Section 4.1(m) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the third and eighth lines of that section.

21. Section 4.2 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the third and seventh lines of that section.

22.    The Indenture be amended by adding a new section 5.1A as follows:

       "5.1A     Net Issue Exchange
                 ------------------

                 In lieu of exercising the Warrants in the manner outlined in section 5.1, the Warrantholder shall have the right to exchange the Warrants for Warrant Shares on a cashless net issue basis in whole or in part from time to time in the manner hereinafter provided during the period herein specified by:

          (a) completing in the manner indicated and executing the exercise form attached to the Warrants for that number of Warrant Shares to which the Warrantholder is entitled and desires to acquire; and

          (b) surrendering the Warrants to the Company at its registered office at 1100 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, or such other address in Canada as the Warrantholder may be notified by the Company.

          Upon electing to exchange the Warrants for Warrant Shares on a cashless net issue basis, the Warrantholder shall receive Warrant Shares the aggregate value of which, as of the date of exchange, is equal to the market value of the Warrants (or the portion thereof being exchanged and cancelled) on such date. The Company, upon receipt of notice of such exchange, shall issue to the Warrantholder a number of Warrant Shares to be calculated as follows:

                                      X = Y (A-B)
                                          -------
                                             A
          where
                    X = the number of Warrant Shares to be issued to the Warrantholder upon the exchange of the Warrants (or the portion thereof being exchanged and cancelled);

                    Y = the number of Warrant Shares acquirable upon the exercise of the Warrants on a cash basis (or the portion thereof being exercised and cancelled);

                    A = the Current Market Price per common share of the Company; and

                    B =     the Exercise Price."

23. Section 5.2 of the Indenture is amended by adding the words "or exchange" before the words "by the holder" in the first line, by adding "or Section 5.1A" after the words "Section 5.1" in the first line, and by adding the words "or exchanged" after the word "exercised" the first time it appears in line four and the words "or exchange" after the word "exercise" in lines five and six of that section.

24. Section 5.4 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line and the words "or exchanged" after the word "exercised" in the second line.

25. Section 5.5(a) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the two places in which it appears in the second line.

26. Section 5.6 of the Indenture is amended by adding the words "or exchanged" after the word "exercised" in the two places in which it appears and adding the words "or exchange" after the word "exercise" in the two places in which it appears.

27. Section 5.8 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line of that section.

28. The form of the Warrant Certificate attached as Schedule "A" to the Indenture be amended as follows:

       (a) at the top of page 2 after the words "(the "Exercise Price")" and prior to the word "subject", by inserting the words "or on a cashless net issue basis as set out below,";

       (b) prior to the third full paragraph on page 2, by inserting the following new paragraph:

            "In lieu of exercising the Warrants for cash as set out above, the holder shall have the right to exchange the Warrants for Shares on a cashless net issue basis in whole or in part from time to time.
            Upon such election, the holder shall receive Shares the aggregate value of which, as of the date of the exchange, is equal to the market value of the Warrants (or the portion thereof being exchanged and cancelled) on such date. The number of Shares to be issued to the holder shall be calculated as follows:

                                        X = Y (A-B)
                                            -------
                                               A

            where

                    X = the number of Shares to be issued to the holder upon the exchange of the Warrants (or the portion thereof being exchanged and cancelled);

                    Y = the number of Shares acquirable upon the exercise of the Warrants on a cash basis (or the portion thereof being exchanged and cancelled);

                    A = the Current Market Price per common share of the Company; and

                    B =     the Exercise Price."

       (c) in the new fourth full paragraph on page 2 after the words "(the "Trustee")" and prior to the word "accompanied", by inserting the words "and, unless exercised on a cashless net issue basis,".

       (d) in line 2 in the first full paragraph on page 3, by adding "or exchanging" after the word "exercising".

29. Appendix 1 to Schedule "A" - Form of Warrant Certificate be amended to provide for the cashless exercise so that it is in the form attached hereto.

30. Except as amended hereby, the Indenture continues in full force and effect as of the date hereof.

31. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

32. This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original, and such counterparts shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be executed as of the date first set out in this Agreement.

       IN WITNESS WHEREOF the parties have executed this Supplemental Indenture as of the date and year first above written.


NORTRAN PHARMACEUTICALS INC.

Per:

/s/ Robert W. Rieder
---------------------------------------
Authorized Signatory



PACIFIC CORPORATE TRUST COMPANY

Per:

/s/ Marc Castonguay
---------------------------------------


Per:

/s/ Norm Hamade
---------------------------------------

                                     APPENDIX 1

                                   EXERCISE FORM

TO:    NORTRAN PHARMACEUTICALS INC.

          The undersigned hereby exercises the right to acquire
                                                                ----------------
common shares of Nortran Pharmaceuticals Inc. (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto) at the Exercise Price (as defined in the Warrant) and encloses herewith cash or a bank draft, certified cheque or money order payable to the order of Nortran Pharmaceuticals Inc. in payment therefor.

          The undersigned hereby exercises the right to acquire
                                                                ----------------
common shares of Nortran Pharmaceuticals Inc. on a cashless net issue basis and based on section 5.1A of the Warrant Indenture, agrees to receive
                                                                  --------------
common shares of Nortran Pharmaceuticals Inc.

The undersigned hereby represents and warrants to the Company as follows (check one):

         (i)   the undersigned is not a U.S. person and the Warrant is not being
----
               exercised or exchanged within the United States or for the account of a U.S. person; or

         (ii)  the undersigned was a U.S. person at the time of acquisition of
----
               of the Special Warrants and each of the representations and warranties made by the Undersigned in the Subscription Agreement between the undersigned and the Company, pursuant to which the undersigned acquired the Warrants, are true and correct as of the date hereof; or

         (iii) the undersigned has delivered herewith to the Company a written
----
               opinion of counsel to the effect that the exercise of the Warrant by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

"United States" and U.S. person" are as defined by Regulation S under the United States Securities Act of 1933. Other defined terms used herein without definition have the meaning given to such terms in the Indenture.

DATED at                   ,                     , this        day of
        ------------------  --------------------       ------
                                   , 200  .
        --------------------------      --

--------------------------------------    --------------------------------------
Signature Witnessed                       (Signature of Warrantholder, to be the
(See instructions to Warrantholders)      same as appears on the face of this
                                          Warrant Certificate)


                                          --------------------------------------
                                          Name of Warrantholder:

                                          --------------------------------------
                                          Address (Please print) :

                                          --------------------------------------

                                   INVESTMENT AGREEMENT
                                   --------------------

THIS AGREEMENT is dated for reference the 24th day of May, 2000,

BETWEEN:

            NORTRAN PHARMACEUTICALS INC., a company incorporated
            ----------------------------
            pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
            Columbia, V6S 2L2 Facsimile No. (604) 222-6617

            (the "Company")

AND:

            FUTUREFUND CAPITAL (VCC) CORP., a company incorporated
            ------------------------------
            under the laws of the Province of British Columbia and having an address at 1599-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 Facsimile No.
            (604) 689-1817

            ("FutureFund")

WHEREAS:

A. The Company is in the business of the research, development and commercialization of drugs for the treatment of pathologies and conditions which are mediated by cellular ion channels and requires additional equity capital to further develop and expand its business; and

B. FutureFund wishes to subscribe for the Subscribed Units (as hereinafter defined) of the Company and the Company wishes to accept such subscription upon the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

1.     INTERPRETATION

1.1    Definitions

In this Agreement, unless otherwise provided, the following terms shall have the following meanings:

       (a) "Agreement" means this investment agreement, together with any amendments to or replacements of this investment agreement;

       (b) "Business" means the business conducted by the Company and its subsidiaries as at the Closing Date, including, without limitation, the business of the research, development and commercialization of drugs for the treatment of pathologies and conditions which are mediated by cellular ion channels;

       (c) "Company Act" means the Company Act (British Columbia) and the regulations made thereunder, as amended from time to time, and every statute that may be substituted therefor, and in the case of any such amendment or substitution, any reference in this Agreement to the Company Act shall be read as referring to the amended or substituted provisions therefor;

       (d) "Closing" means the closing of the subscription, purchase and issuance of the Subscribed Units and the concurrent execution and delivery of this Agreement;

       (e) "Closing Date" means the 1st day of June, 2000, or such other date as the Investor and the Company may agree upon;

       (f) "Common Shares" means the common shares without par value in the share capital of the Company;

       (g) "Constating Documents" means the memorandum and articles pursuant to which the Company was incorporated, together with any amendments thereto or replacements thereof;

       (h)  "Exchange" means the Canadian Venture Exchange Inc.;

       (i) "Financial Statements" means the Company's annual audited financial statements for the year ended November 30, 1999 and the unaudited financial statements for the three month period ended February 29, 2000, which are attached as Schedule A to this Agreement;

       (j) "GAAP" means those accounting principles that are recognized as being generally accepted in Canada from time to time as set forth in the Handbook published by The Canadian Institute of Chartered Accountants (as revised from time to time);

       (k)  "Investor" means FutureFund;

       (l) "Material Contracts" means those agreements disclosed under the heading "Material Contracts" in the Preliminary Prospectus;

       (m) "Preliminary Prospectus" means the Company's preliminary prospectus dated May 15, 2000 which was filed with the British Columbia, Alberta and Ontario Securities Commissions and with the Yukon Registrar of Securities;

       (n) "SBVCA" means Small Business Venture Capital Act, R.S.B.C. 1996, c.429, and the regulations made thereunder, as amended from time to time;

       (o) "Subscribed Units" means the total 357,142 units, each unit comprising one voting Common Share and one-half of one Warrant (as hereinafter defined), subscribed for by the Investor as set forth in
            Section 2.1 of this Agreement and "Subscribed Unit" means any one of them;

       (p) "Subscription Price" means, as applicable, the subscription price of $1.40 per Subscribed Unit and the total subscription price of $499,998.80 to be paid by the Investor for the Subscribed Units as set forth in Section 2.1;

       (q) "Taxes" means all federal, provincial, state municipal, foreign and other taxes (including, without limitation, income taxes, sales taxes, excise taxes, value added taxes, capital taxes, property taxes, and production, severance and similar taxes and assessments) properly payable by the Company and includes all penalties, interest and fines with respect thereto; and

       (r) "Warrant" means a non-transferable share purchase warrant forming a part of a Subscribed Unit entitling the Investor to purchase one additional Common Share for a period of two years from the Closing at a price of $1.60 per Common Share.

1.2    Number and Gender

In this Agreement, words (including defined terms) using or importing the singular number include the plural and vice versa and words importing one gender only shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.

1.3    Headings

The headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement.

1.4    Accounting Terms

All accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under GAAP.

1.5    Schedules

The following schedules attached to this Agreement shall form part of this
Agreement:

       Schedule A - Financial Statements of the Company
       Schedule B - Corporate Placee Registration Form

2.     AGREEMENT TO SUBSCRIBE FOR SHARES

2.1    Subscription for Subscribed Units

Upon the terms and subject to the conditions set forth in this Agreement, the Investor agrees to subscribe for and purchase from the Company, and the Company agrees to allot and issue to the Investor at the Closing the 357,142 Subscribed Units for the aggregate Subscription Price of $499,998.80.

2.2    Payment of Subscription Price

At the Closing, the Investor will deliver to the Company a certified cheque, bank draft or solicitors' trust cheque representing the Subscription Price payable to the Company as payment in full for the Subscribed Units as set forth in Section 2.1.

2.3    Use of Subscription Proceeds

Unless otherwise agreed to in writing by the Investor, the Subscription Price shall be used by the Company to fund the growth of the Company's business, for product development and marketing and for general working capital purposes. The Subscription Price shall not be used to repay indebtedness of the Company.

3.     REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Company

The Company represents and warrants to the Investor as follows:

The Company and the Transaction
-------------------------------

       (a) the Company is a body corporate duly and validly incorporated under the Company Act and has not been discontinued under the Company Act and has not been dissolved and has sent to the Registrar of Companies for British Columbia the required annual returns and financial statements;

       (b) the Company has all requisite corporate power and capacity to own its property and assets and to carry on its Business as now being conducted by it;

       (c) the Company has acquired all material licenses, registrations, authorizations, permits, approvals and consents necessary to carry on its Business and such licenses, registrations, authorizations, permits, approvals and consents are in good standing;

       (d) the Company is conducting its Business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its Business is carried on;

       (e) the Memorandum and Articles of the Company are in the form contained in the Company's minute book and are in effect and no modifications or alterations have been proposed or approved by the shareholders of the Company which have not been filed with the Registrar of Companies;

       (f) the corporate records and minute books of the Company contain substantially complete and accurate minutes of all proceedings and resolutions of the directors and shareholders of the Company since the incorporation of the Company and the share certificate register, register of members, register of transfers and register of directors of the Company are substantially complete and accurate;

       (g) the Company has the necessary power, capacity, right and authority to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder;

       (h) this Agreement, when executed and delivered, will constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally;

       (i) neither the execution of this Agreement nor the performance by the Company of any of its obligations hereunder and thereunder:

            (i) will violate or constitute a default under any provision of law, any order of any court or other agency of government, the Constating Documents of the Company or any instrument which is material to the Company and to which the Company is a party or by which the Company or any of its properties or assets are bound, or

            (ii) requires the Company to obtain any consent, licence, certification or approval from any third party which has not been duly obtained, and no person has any rights of first refusal or any pre-emptive rights in connection with the sale, allotment and issuance of the Subscribed Units which has not been exercised or waived;

       (j) upon receipt of the Subscription Price by the Company at Closing, the Common Shares forming a part of the Subscribed Units will be duly and validly created, authorized and issued as fully paid and non-assessable Common Shares, the Warrants comprising the Subscribed Units will be duly and validly created, authorized and issued, the Investor shall be the legal and registered owner of the Subscribed Units and the Investor shall have good and marketable title to the Subscribed Units, free and clear of all pre-emptive rights, mortgages, liens, charges, security interests, adverse claims, pledges and demands whatsoever arising by reason of the acts or omissions of the Company;

       (k) no corporation, partnership, joint venture, firm or person has any agreement, option or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or an option for the purchase of any issued or unissued Common Shares of the Company, other than as disclosed in the Preliminary Prospectus or other than incentive stock options granted in the normal course;

       Financial Statements, Assets & Liabilities
       ------------------------------------------

       (l) the Financial Statements were prepared in accordance with GAAP applied consistently and present fairly the financial position and the results of the operations of the Company as at the dates indicated and for the periods indicated, and no material adverse change in such financial position or such results has occurred since;

       (m)  since the date of the Financial Statements, the Company has not:

            (i) declared or paid any dividends or any other distribution on any of its Common Shares; or

            (ii) redeemed, purchased or otherwise acquired or agreed to acquire any of its Common Shares;

       (n) the Company is not, nor to the knowledge of the Company is any other party, in default or breach in any respect of any of the Material Contracts and there exists no state of facts as of the date hereof which after notice or lapse of time or both would constitute such a default or breach by the Company and all the Material Contracts are to the Company's knowledge, with respect to the Company, in full force and effect and the Company is entitled to all rights and benefits thereunder;

       (o) there are no unsatisfied judgments, actions, suits or proceedings at law or in equity or by or before any governmental agency pending or to the Company's knowledge threatened against or affecting the Company or any of its properties, assets or Business which might result, either individually or in the aggregate, in any material adverse change in the assets, conditions, affairs or prospects of the Company nor is the Company aware of there being any basis for the foregoing;

3.2    Meaning of "Knowledge"

For the purposes of the representations and warranties contained in Section 3.1, whenever "to the best of the Company's knowledge" or "to the best of his knowledge" or "to the knowledge of the Company" is used, it means to the best of the knowledge of the parties or party and no information has come to its or his attention which would give that person actual knowledge of the existence or absence of such facts but, except as expressly set out in the representations and warranties, no independent investigation has been conducted to determine the existence or absence of such facts.

3.3    Reliance

The Company acknowledges that the Investor is relying on the representations and warranties set forth in Section 3.1 of this Agreement in purchasing the Subscribed Units and agrees that such representations and warranties are true, accurate and correct.

3.4    Representations and Warranties of the Investor

The Investor represents and warrants with the Company as follows:

       (a)  Purchasing as Principal - The Investor is purchasing hereunder as
            -----------------------
            principal for its own account (and is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Subscribed Units by a group of individuals without a prospectus);

       (b)  Authority - The Investor has:
            ---------

            (i) the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

            (ii) obtained all necessary approvals to authorize it to execute this Agreement and to take all actions required pursuant hereto;

       (c)  Issued Pursuant to Exemptions - The Investor acknowledges it is
            -----------------------------
            purchasing the Subscribed Units pursuant to an exemption from certain requirements of applicable securities legislation and, as a consequence:

            (i) the Investor may be restricted from using most of the civil remedies available under applicable securities legislation,

            (ii) the Investor will not receive a prospectus that would otherwise required to be provided to it,

            (iii) the offering of the Subscribed Units need not be carried out through a broker,

            (iv) the Company is relieved from certain obligations that would otherwise apply under securities legislation,

            (v) the Subscribed Units purchased hereunder will generally be subject to resale restrictions under applicable securities legislation;

            (vi) the Investor will not be able to resell, assign, or otherwise dispose of the Subscribed Units unless they are subsequently distributed under a prospectus, under applicable prospectus exemptions, or in compliance with all applicable resale restrictions; and

            (vii) the Company will be required to legend the certificates representing the Subscribed Units regarding these and any other restrictions on resale;

       (d)  Not US Residents - The Investor is resident at the address set forth
            ----------------
            on the first page of this Agreement and is not acquiring the Subscribed Units for the account or benefit of a "U.S. person" (as defined in Regulation S promulgated under U.S. securities law) and the subscription for the Subscribed Units was not solicited or accepted in the "United States" (as defined in Regulation S);

       (e)  No Advertising - To the best of the Investor's knowledge, the
            --------------
            offering of the Subscribed Units was not advertised;

       (f)  Not Control Person - The Investor is not a "control person" of the
            ------------------
            Company as defined in applicable securities legislation, nor will the Investor become a "control person" by virtue of this purchase, and does not intend to act in concert with any Investor or other person to form a control group of the Company;

       (g)  Arm's Length -The Investor is at arm's length (as that term is
            ------------
            customarily defined) to the Company;

       (h)  Enforceable - The Investor has duly executed and delivered this
            -----------
            Agreement and it constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to equitable remedies and applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally; and

       (i)  No Regulatory Review - The Investor is aware that no federal,
            --------------------
            provincial or state agency (other than the administrator appointed under the SBVCA) has passed upon the Company's offer and sale of the Subscribed Units or made any finding or determination concerning the fairness or advisability of this investment.

3.5    Reliance

The Investor acknowledges that the Company is relying on the representations and warranties set forth in Section 3.4 of this Agreement in selling the Subscribed Units and agrees that such representations and warranties are true, accurate and correct.

3.6    Resale Restrictions

The Investor acknowledges that the Subscribed Units, Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants will be subject to restrictions on resale pursuant to applicable securities laws including a requirement to hold such securities for a period of four months from the Closing Date. The Investor agrees to comply with such restrictions and acknowledges that the certificates representing the Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants will contain a restrictive legend denoting applicable resale restrictions.

4.     SBVCA RELATED COVENANTS

4.1    SBVCA Related Condition of Closing

Pursuant to Section 6.2(c), it shall be a condition precedent of the Closing that the Administrator of the SBVCA shall have confirmed in writing to the Investor that the investment in the Company contemplated hereunder is an "eligible investment" under the SBVCA.

5.     OTHER COVENANTS

5.1    Press Release

The Investor and the Company agree that prior to any public announcement or press release by the Company or by the Investor concerning this Agreement or the relationship between the Company and the Investor, each party shall consult the other and such announcement or press release shall be in a form approved of by all parties.

5.2    Statutory Withholdings

The Company will withhold from each amount to be paid or to be credited to any person the amount of all Taxes or other amounts required to be withheld by the Company by law and will pay the same to the proper tax or other receiving officer or authority within the time required under applicable legislation.

5.3    Compliance with Laws

The Company will comply in all material respects with the requirements of all applicable material laws, rules, regulations and orders of any governmental authority, except where contested in good faith and by proper proceedings.

5.4    Delivery of Information

Until such time as the Investor ceases to be a shareholder of the Company, the Company will cause to be delivered to the Investor a copy of all information which the Company provides to its shareholders.

6.     CLOSING AND CONDITIONS OF CLOSING

6.1    Time and Place of Closing

Subject to sections 6.2 and 6.3, the Closing shall take place at 2 p.m. (Vancouver time) on the Closing Date at the offices of Catalyst Corporate Finance Lawyers, Suite 1100-1055 West Hastings Street, Vancouver, British Columbia, or at such other place and time as may be agreed upon by the parties.

6.2    Investor's Conditions Precedent to Closing

The conditions precedent to the obligations of the Investor to close the subscription and purchase of the Subscribed Units contemplated herein are as follows:

       (a) the Investor shall have received a written ruling from the administrator appointed pursuant to the SBVCA that the investment contemplated hereunder is an "eligible investment" under the SBVCA;

       (b) the Investor and its counsel shall be satisfied with the legal documentation related to the investment contemplated hereunder; and

       (c) the Investor shall be satisfied that the Company shall have performed, or be able to perform, all obligations and covenants to be performed by it before or at the Closing or the Closing Date under this Agreement.

6.3    Failure to Satisfy Conditions Precedent

The conditions precedent set forth in Section 6.2 of this Agreement are for the sole benefit of the Investor and whether or not the Investor is satisfied or unsatisfied shall be determined by the Investor in its sole, absolute and unfettered discretion. If one or more of such conditions precedent are not satisfied on or before the Closing Date and the Investor fails to waive strict compliance therewith, then the Investor shall not be obligated to subscribe for and purchase the Subscribed Units and the Closing shall not proceed and the Investor shall be released from the obligations hereunder.

6.4    Company's Conditions Precedent to Closing

The conditions precedent to the Company's obligations to close the subscription and purchase of the Subscribed Units contemplated herein are as follows:

       (a)  the receipt of the Subscription Price on completion of the Closing;

       (b) regulatory approval, and all other consents and approvals required for the transactions contemplated hereby, shall have been obtained;

       (c) the Company and its counsel shall be satisfied with the legal documentation related to the investment contemplated hereunder; and

       (d) the Investor shall have completed and delivered to the Company the Corporate Placee Registration Form attached hereto as Schedule B for filing with the Exchange.

6.5    Failure to Satisfy Conditions Precedent

The conditions precedent set forth in Section 6.4 of this Agreement are for the sole benefit of the Company and whether or not the Company is satisfied or unsatisfied shall be determined by the Company in its sole, absolute and unfettered discretion. If one or more of such conditions precedent are not satisfied on or before the Closing Date and the Company fails to waive strict compliance therewith, then the Company shall not be obligated to sell and issue the Subscribed Units and the Closing shall not proceed and the Company shall be released from the obligations hereunder.

6.6    Closing Obligations of the Company

At the Closing, the Company shall deliver or cause to be delivered to the Investor the following documents in form satisfactory to the Investor:

       (a)  this Agreement duly executed by the Company;

       (b) a share certificate of the Company representing 357,142 Common Shares duly and validly issued, executed and registered in its name;

       (c) a warrant certificate of the Company representing 178,571 Warrants duly and validly issued, executed and registered in its name; and

       (d) all other documents as the Investor may reasonably request pursuant to the terms and conditions contained in this Agreement.

6.7    Closing Obligations of the Investor

The Investor covenants and agrees with the Company that at the Closing the Investor shall deliver to the Company:

       (a)  this Agreement duly executed by the Investor;

       (b) a certified cheque, bank draft or solicitor's trust cheque in the amount payable to the Company as payment in full of the Subscription Price for the Subscribed Units, as set forth in Section 2.1;

       (c)  confirmation of the consent for the investment under the SBVCA; and

       (d) all other documents as the Company has reasonably requested pursuant to the terms and conditions of this Agreement requiring execution by the Investor.

7.     GENERAL PROVISIONS

7.1    Time of the Essence

Time shall be of the essence of this Agreement.

7.2     Further Acts

Each of the parties shall at the request of any other party, and at the expense of the Company, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

7.3    No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

7.4    Parties of Interest

This Agreement shall enure to the benefit of and be binding upon the parties and their respective personal representatives, administrators, heirs, successors and permitted assigns,

7.5    Governing Law

This Agreement shall be exclusively construed and governed by the laws in force in the Province of British Columbia and the laws of Canada applicable therein, and the courts of British Columbia (and Supreme Court of Canada, if necessary) shall have exclusive jurisdiction to hear and determine all disputes arising hereunder. Each of the parties hereto irrevocably attorns to the jurisdiction of said courts and consents to the commencement of proceedings in such courts. This
Section 7.5 shall not be construed to affect the rights of a party to enforce a judgment or award outside said province, including the right to record and enforce a judgment or award in any other jurisdiction.

7.6    Severability

The invalidity or unenforceability of any provision in this Agreement shall not affect the validity or enforceability of any other provision or part of this Agreement, and the parties hereby undertake to renegotiate in good faith any such invalid or unenforceable provision, with a view to concluding valid and enforceable arrangements as nearly as possible the same as those contained in this Agreement.

7.7    Entire Agreement

The provisions contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter of this Agreement.

7.8    Waiver

Failure by any party hereto to insist in any instance upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

7.9    Amendments

No term or provision hereof may be amended except by an instrument in writing signed by all of the parties to this Agreement.

7.10   Notices

All notices, demands and payments under this Agreement must be in writing and may be delivered personally or by facsimile transmission to the addresses and facsimile numbers as first written above or to such other addresses and facsimile numbers as may from time to time be communicated in writing by the parties. All notices shall be deemed to have been given and received on the next business day following the date of facsimile transmission or personal delivery, as the case may be.

7.11   Counterparts

This Agreement may be executed in several counterparts (including by fax), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original and such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date when first written above.

NORTRAN PHARMACEUTICALS INC.


Per:
     /s/ Sheila Grant
     ----------------------------------
     Authorized Signatory

FUTUREFUND CAPITAL (VCC) CORP.


Per:
     /s/ Gordon D. Skene
     ----------------------------------
     Authorized Signatory

                                       Schedule A

                                  Financial Statements
                                  --------------------

                                          CONSOLIDATED FINANCIAL STATEMENTS


                                          NORTRAN PHARMACEUTICALS INC.




                                          November 30, 1999

                                  AUDITORS' REPORT

To the Shareholders of

Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada,                                         /s/ ERNST & YOUNG LLP
January 20, 2000.                                          Chartered Accountants

Nortran Pharmaceuticals Inc.

Incorporated under the laws of British Columbia

                            CONSOLIDATED BALANCE SHEETS

As at November 30                                (expressed in Canadian dollars)

                                                           1999         1998
                                                            $            $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                4,209,003    3,919,564
Short-term investments [notes 3 and 6]                   2,575,167    1,364,250
Other receivables and prepaid expenses                     258,516      277,260
--------------------------------------------------------------------------------
Total current assets                                     7,042,686    5,561,074
Capital assets [note 4]                                    461,576      649,982
Other assets [note 5]                                    2,359,468    2,597,630
--------------------------------------------------------------------------------
Total assets                                             9,863,730    8,808,686
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                   675,542      366,317
Current portion of obligations under capital
    leases [note 10]                                        60,602       73,414
Current portion long-term debt [note 6]                     68,829       62,385
--------------------------------------------------------------------------------
Total current liabilities                                  804,973      502,116
Obligations under capital leases [note 10]                  41,145       99,554
Long-term debt [note 6]                                     50,161      118,435
--------------------------------------------------------------------------------
Total liabilities                                          896,279      720,105
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 7]                                  25,282,040   19,951,850
Deficit                                                (16,314,589) (11,863,269)
--------------------------------------------------------------------------------
Shareholders' equity                                     8,967,451    8,088,581
--------------------------------------------------------------------------------
Liabilities and shareholders' equity                     9,863,730    8,808,686
================================================================================

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

                    /s/Robert W. Rieder               /s/ Michael Walker
                    Director                          Director

NORTRAN PHARMACEUTICALS INC.


               CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended November 30                          (expressed in Canadian dollars)

                                                   1999        1998        1997
--------------------------------------------------------------------------------
                                                     $           $           $
--------------------------------------------------------------------------------

REVENUE
Interest income                                  258,395     320,286     106,187
Grant and other revenue [note 8]                 191,868      45,576      22,260
--------------------------------------------------------------------------------
                                                 450,263     365,862     128,447
--------------------------------------------------------------------------------

EXPENSES
Research and development [note 9]              3,248,775   3,311,362   1,306,147
General and administration                       997,890   1,553,337   1,100,747
Amortization                                     654,918     669,582     470,641
--------------------------------------------------------------------------------
                                               4,901,583   5,534,281   2,877,535
--------------------------------------------------------------------------------
LOSS FOR THE YEAR                              4,451,320   5,168,419   2,749,088

Deficit, beginning of year                    11,863,269   6,694,850   3,945,762
--------------------------------------------------------------------------------
DEFICIT, END OF YEAR                          16,314,589  11,863,269   6,694,850
--------------------------------------------------------------------------------

BASIC LOSS PER COMMON SHARE                         0.16        0.19        0.14
--------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES      28,331,730  26,780,674  19,546,048
--------------------------------------------------------------------------------

See accompanying notes

NORTRAN PHARMACEUTICALS INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 30                          (expressed in Canadian dollars)




                                               1999        1998        1997
--------------------------------------------------------------------------------
                                                 $           $           $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                          (4,451,320)  (5,168,419)  (2,749,088)
Add items not affecting cash
  Amortization                                654,918      669,582      470,641
  Loss on disposal of capital assets             -           4,256         -
Changes in non-cash working capital
  Other receivables and prepaid expenses       18,744     (127,045)    (101,380)
  Accounts payable and accrued liabilities    227,062      183,605      (56,520)
--------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES          (3,550,596)  (4,438,021)  (2,436,347)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                   5,412,353    2,410,659    9,623,066
Payment on obligations under capital leases   (71,221)     (46,776)     (34,033)
Increase in long-term debt                       -         200,000         -
Repayment of long-term debt                   (61,830)     (19,180)        -
--------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES       5,279,302    2,544,703    9,589,033
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                    (60,190)    (397,059)    (356,673)
Patent costs capitalized                     (168,160)    (139,208)     (71,698)
Short-term investments                     (1,210,917)   5,205,483   (6,569,733)
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                      (1,439,267)   4,669,216   (6,998,104)
--------------------------------------------------------------------------------

INCREASE IN CASH DURING THE YEAR              289,439    2,775,898      154,582
Cash and cash equivalents, beginning
 of year                                    3,919,564    1,143,666      989,084
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR      4,209,003    3,919,564    1,143,666
--------------------------------------------------------------------------------

See accompanying notes

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


1.  NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2.  SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles ("GAAP") in Canada. A reconciliation of amounts presented in accordance with United States GAAP is detailed in note 13. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

USE OF ESTIMATES

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

CASH FLOW STATEMENT

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements and has restated the comparative periods to conform to this revised standard. Accordingly, the Company has redefined cash and cash equivalents and has reclassified non-cash transactions such as assets under capital leases within the statement of cash flows.

CONSOLIDATION

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (RSD) and 3629490 Canada Inc.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their short-term nature. The term loan and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

FOREIGN CURRENCY TRANSLATION

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents which comprise commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.5% [November 30, 1998 - 4.8%], are stated at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments, which comprise mainly commercial papers and term deposits with maturities to June 2001 [November 30, 1998 - June 2001] and an average interest rate of 5.02% [November 30, 1998 - 5.06%], are recorded at the lower of cost and market value. The carrying value of these investments approximates their market value.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over 5 years.

TECHNOLOGY, LICENSE AND PATENT COSTS

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired is ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

GOVERNMENT ASSISTANCE

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants.

RESEARCH AND DEVELOPMENT REVENUES AND EXPENSES

Funding under collaborative research arrangements is not refundable, and accordingly is recorded as research activities are performed under the term of the arrangement. Research funding towards current expenses is deducted from the cost of the related expenditure. Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

STOCK BASED COMPENSATION

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 7[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

INCOME TAXES

The Company uses the deferral method in accounting for income taxes.

LOSS PER COMMON SHARE

Loss per share has been calculated using the weighted average number of common shares outstanding in each respective period including escrow shares. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.


3.  CREDIT FACILITY

At November 30, 1999 the Company has available an unused operating line of credit of $200,000 [1998 - $200,000] which is collateralized by a cashable certificate of $200,000 [1998 - $200,000] which is included in short-term investments.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



4.  CAPITAL ASSETS

                                                                    ACCUMULATED          NET BOOK
                                                       COST         AMORTIZATION           VALUE
                                                         $               $                   $
---------------------------------------------------------------------------------------------------
1999
Laboratory equipment                                 380,805          184,143             196,662
Computer equipment                                   315,964          237,479              78,485
Equipment under capital lease                        211,086           73,116             137,970
Office equipment                                      71,851           29,791              42,060
Leasehold improvements                                 6,884              485               6,399
---------------------------------------------------------------------------------------------------
                                                     986,590          525,014             461,576
---------------------------------------------------------------------------------------------------

1998
Laboratory equipment                                 318,982           87,598             231,384
Computer equipment                                   288,819          136,427             152,392
Equipment under capital lease                        252,332           52,897             199,435
Office equipment                                      66,268           15,992              50,276
Leasehold improvements                               128,920          112,425              16,495
---------------------------------------------------------------------------------------------------
                                                   1,055,321          405,339             649,982
---------------------------------------------------------------------------------------------------


5.  OTHER ASSETS
                                                                    ACCUMULATED          NET BOOK
                                                       COST         AMORTIZATION           VALUE
                                                         $               $                   $
---------------------------------------------------------------------------------------------------

1999
Technology                                         3,396,193        1,613,496           1,782,697
License                                              105,208           31,561              73,647
Patents                                              626,309          123,185             503,124
---------------------------------------------------------------------------------------------------
Total                                              4,127,710        1,768,242           2,359,468
---------------------------------------------------------------------------------------------------

1998
Technology                                         3,396,193        1,273,877           2,122,316
License                                              105,208           21,041              84,167
Patents                                              458,149           67,002             391,147
---------------------------------------------------------------------------------------------------
Total                                              3,959,550        1,361,920           2,597,630
---------------------------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



6.  LONG-TERM DEBT

                                                               1999      1998
                                                                 $         $
--------------------------------------------------------------------------------

Promissory note bearing interest at 10.77% per
 annum, repayable in blended monthly instalments
 of $6,468 per month commencing August 1, 1998
 until July 1, 2001                                          118,990    180,820

Less:  current portion                                        68,829     62,385
--------------------------------------------------------------------------------
                                                              50,161    118,435
--------------------------------------------------------------------------------

As collateral, the Company has assigned term deposits with a maturity value of $200,000 to the lender. Subsequent to November 30, 1999, $100,000 of the assigned term deposits were released to the Company.

Interest expense during the year ended November 30, 1999 amounted to $15,786 [1998 - $6,692].

Principal amounts of the promissory note repayable over the next two years are as follows:

                                                                          $
--------------------------------------------------------------------------------

2000                                                                   68,829
2001                                                                   50,161
--------------------------------------------------------------------------------
                                                                      118,990
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


7.  SHARE CAPITAL

a]   AUTHORIZED

200,000,000 common shares without par value

b]   ISSUED
                                                 Number
                                                of Shares           Amount
                                                    #                 $
--------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1996                      15,478,503          7,918,125
Issued for cash upon exercise of options           292,000            221,730
Issued for cash upon exercise of warrants        3,124,096          2,592,891
Issued for cash pursuant to private
placements, net of issuance costs                6,200,000          6,808,445
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                      25,094,599         17,541,191
Issued for cash upon exercise of options           658,700            740,259
Issued for cash upon exercise of warrants        1,920,000          1,670,400
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1998                      27,673,299         19,951,850
Issued for cash upon exercise of options             5,000              5,000
Issued for cash upon exercise of warrants          939,000            845,100
Issued for cash pursuant to private
placements, net of issuance costs                7,285,643          4,480,090
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                      35,902,942         25,282,040
--------------------------------------------------------------------------------

c]   PRIVATE PLACEMENTS

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for a total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $0.70 until August 11, 2001. All of these purchase warrants are outstanding as at November 30, 1999.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)

7.  SHARE CAPITAL (CONT'D.)

On November 10, 1997, the Company completed a non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitles the holder to acquire one common share at $2.00 expiring November 10, 1998, which was subsequently extended to November 10, 1999. All of these warrants expired on November 10, 1999.

On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

d]   SHARE PURCHASE WARRANTS

At November 30, 1999 common share purchase warrants outstanding were as follows:

NUMBER OF COMMON SHARES ISSUABLE         EXERCISE PRICE         DATE OF EXPIRY
--------------------------------------------------------------------------------

             728,564                           $0.70            August 11, 2001
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


7.  SHARE CAPITAL (CONT'D.)

e]   STOCK OPTIONS

In May 1998, the shareholders approved a stock option plan for which up to four million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shares available for issuance under the stock option plan vest over a period beginning immediately to 5 years. At November 30, 1999 the Company has 2,683,000 common shares reserved for issuance under this plan.

At November 30, 1999 stock options to directors, employees and others outstanding were as follows:

         NUMBER OF COMMON SHARES
 UNDER OPTION       CURRENTLY EXERCISABLE      EXERCISE PRICE  DATE OF EXPIRY
--------------------------------------------------------------------------------
   63,000                 63,000                   $0.63       October 31, 2000
  200,000                160,000                   $0.70       April 10, 2001
  200,000*               200,000                   $1.85       April 26, 2001
  190,000                190,000                   $1.00       July 8, 2001
  310,000                310,000                   $1.40       April 2, 2002
   40,000                 40,000                   $1.42       April 20, 2002
   90,000                 90,000                   $1.25       May 29, 2002
   20,000                 20,000                   $0.97       January 18, 2003
  600,000                240,000                   $1.49       March 17, 2003
  270,000                195,000                   $1.58       June 11, 2004
  280,000                210,000                   $1.05       October 15, 2004
   60,000                   -                      $1.26       January 10, 2005
  100,000                 20,000                   $1.10       February 8, 2004
   50,000                   -                      $1.05       February 24, 2005
  100,000                 50,000                   $0.61       October 31, 2002
   50,000                 50,000                   $0.61       October 31, 2004
   60,000                   -                      $0.61       October 31, 2005
--------------------------------------------------------------------------------
2,683,000              1,838,000
================================================================================

*During the year ended November 30, 1999 the expiry date relating to 200,000 options was extended from April 26, 1999 to April 26, 2001.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


7.  SHARE CAPITAL (CONT'D.)

Stock options for the respective periods and the number of stock options outstanding are summarized as follows:

                                             NUMBER OF          WEIGHTED AVERAGE
                                           COMMON SHARES         EXERCISE PRICE
                                           UNDER OPTION                  $
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1996                    828,000                     0.78
Options granted                             1,230,000                     1.32
Options exercised                            (292,000)                    0.76
Options cancelled                             (70,000)                    1.40
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                  1,696,000                     1.15
Options granted                             1,755,000                     1.48
Options exercised                            (658,700)                    1.12
Options cancelled                            (425,000)                    1.67
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1998                  2,367,300                     1.31
Options granted                               480,000                     0.92
Options exercised                              (5,000)                    1.00
Options cancelled                            (159,300)                    1.21
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                  2,683,000                     1.25
--------------------------------------------------------------------------------

The weighted average exercise price of the common shares exercisable at November 30, 1999 is $1.25.

f]   ESCROW SHARES

The Company has 1,500,000 common shares held in escrow. The release of these shares is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by February 22, 2000 will be cancelled.

g]   COMMITMENT TO ISSUE SHARES

Under the terms of a licensing agreement the Company has agreed to issue 200,000 common shares upon the achievement of certain milestones.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


8.  GRANT AND OTHER REVENUE

                                        1999               1998            1997
                                          $                  $               $
--------------------------------------------------------------------------------

Grant                                  45,810              4,234          22,260
Other revenue                         146,058             41,342            -
--------------------------------------------------------------------------------
                                      191,868             45,576          22,260
--------------------------------------------------------------------------------

9.  RESEARCH AND DEVELOPMENT

Research and development expenses are net of research funding of $336,818 [1998
- $187,425; 1997 - $nil].


10. COMMITMENTS AND CONTINGENCIES

[a]   COMMITMENTS

OPERATING LEASES

The company has entered into a lease agreement for its premises requiring minimum payments in future periods as follows:

--------------------------------------------------------------------------------
                                                                             $
--------------------------------------------------------------------------------

2000                                                                     238,000
2001                                                                     241,000
2002                                                                      80,000
--------------------------------------------------------------------------------
                                                                         559,000
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



10. COMMITMENTS AND CONTINGENCIES (CONT'D.)

CAPITAL LEASES

Future minimum payments under capital leases together with the balances of the obligations due under capital leases are as follows:

--------------------------------------------------------------------------------
                                                                            $
--------------------------------------------------------------------------------

2000                                                                      67,665
2001                                                                      43,416
--------------------------------------------------------------------------------
Total minimum lease payments                                             111,081
Less: amount representing interest (from 8.5% to 13.5%)                    9,334
--------------------------------------------------------------------------------
                                                                         101,747
--------------------------------------------------------------------------------
Less: current portion of obligations under capital lease                  60,602
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                      41,145
--------------------------------------------------------------------------------

Interest expense during the year ended November 30, 1999 amounted to $11,918 [1998 - $5,771].

RESEARCH AGREEMENTS

The Company has entered into various collaborative research agreements requiring it to fund research expenditures approximately as follows:

--------------------------------------------------------------------------------
                                                                           $
--------------------------------------------------------------------------------

2000                                                                     320,500
2001                                                                     153,500
--------------------------------------------------------------------------------
                                                                         474,000
--------------------------------------------------------------------------------

LICENSE AGREEMENTS

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)


10. COMMITMENTS AND CONTINGENCIES (CONT'D.)

[b]   CONTINGENCIES

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

11. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At November 30, 1999, the Company has non-capital losses for income tax purposes which expire as follows:

--------------------------------------------------------------------------------
                                                                            $
--------------------------------------------------------------------------------

2000                                                                     591,000
2001                                                                     178,000
2002                                                                     331,000
2003                                                                     545,000
2004                                                                   1,530,000
2005                                                                   2,830,000
2006                                                                   2,680,000
--------------------------------------------------------------------------------
                                                                       8,685,000
--------------------------------------------------------------------------------

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,392,000 which may be used to reduce future income tax. In addition, the Company has approximately $1,360,000 of unclaimed investment tax credits expiring between 2003 and 2009, which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



12. RELATED PARTY TRANSACTIONS

                                              1999           1998          1997
                                                $              $            $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
  - contract research services               163,954         48,041        -
  - administrative consulting services         6,500           -           -
Paid to directors for:
  - research consulting services              37,761           -           -
  - administrative consulting services         3,500           -           -
Paid to a partnership where a director
  is a partner for administrative
  consulting services                           -              -         21,000
Accounts payable to directors and/or
  companies with a common director            40,690           -           -
--------------------------------------------------------------------------------

All transactions are recorded at their exchange amounts.

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

     For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totalling approximately $6,800,000 [1998 - $5,700,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

     Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Basic earnings per share under U.S. GAAP excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

[c] For reconciliation purposes to U.S. GAAP the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to Employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

[d] Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option grant. For purposes of reconciliation to US GAAP, the Company would record additional compensation expense of $51,000 in respect of options granted to non-employees [1998 - 129,000; 1997 - $237,500]. Additional compensation expense of $18,000 will be recorded over future vesting periods.

The effect of the above on the Company's consolidated financial statements is set out below:

STATEMENTS OF LOSS AND DEFICIT

                                                 1999        1998        1997
                                                   $           $           $
--------------------------------------------------------------------------------

Loss for year Canadian GAAP                    4,451,320   5,168,419   2,749,088
Adjustment for stock-based compensation           51,000     129,000     237,500
--------------------------------------------------------------------------------
Loss and comprehensive loss for year
  U.S. GAAP                                    4,502,320   5,297,419   2,986,588
Deficit, beginning of year, U.S. GAAP         12,359,519   7,062,100   4,075,512
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP               16,861,839  12,359,519   7,062,100
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                              1999          1998         1997
                                                $             $           $
--------------------------------------------------------------------------------

NUMERATOR
Loss for of the year under U.S. GAAP        4,502,320     5,297,149   2,986,588
--------------------------------------------------------------------------------
DENOMINATOR
Weighted average number of common
  shares outstanding                       28,331,730    26,780,674  19,546,048
Escrowed shares                            (1,500,000)   (1,500,000) (1,500,000)
--------------------------------------------------------------------------------
                                           26,831,730    25,280,674  18,046,048
--------------------------------------------------------------------------------
                                                $             $           $
--------------------------------------------------------------------------------

Basic and diluted loss per share under
  U.S. GAAP                                      0.17          0.21        0.17
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

BALANCE SHEETS

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                           1999           1998
                                                             $              $
--------------------------------------------------------------------------------

Share capital                                          25,856,290    20,448,100
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS

November 30, 1999                                (expressed in Canadian dollars)



14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 1999 in addition to the research funding as detailed in note 9 which is derived from one entity in Switzerland, 84.6% and 15.4% of other revenue was earned from two major collaborators in Switzerland and Sweden [1998 - 100% from one collaborator in Switzerland].


15. SUBSEQUENT EVENTS

Subsequent to the year end, options to acquire 15,000 common shares at $1.26 per share with an expiry date of January 10, 2005 were cancelled.

                                     Schedule B
                           Corporate Placee Registration Form
                           ----------------------------------

                                      FORM 4D
                                      -------

                         CORPORATE PLACEE REGISTRATION FORM
                         ----------------------------------

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation or other entity (the "Company") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Company must notify the Exchange prior to participating in further placements with Exchange listed companies.

1.     Name of Company:

       -------------------------------------------------------------------------

2.     Address of Company's Head Office:

       -------------------------------------------------------------------------

3.     Jurisdiction of Incorporation:

       -------------------------------------------------------------------------

4. If the Company will be purchasing securities as principal, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Company:

       -------------------------------------------------------------------------

5. The undersigned acknowledges that it is bound by the provisions of the British Columbia Securities Act including, without limitation, sections 87 and 111 concerning the filing of insider reports and reports of acquisitions.

6.     For Companies which are BC reporting issuers:

       If the Company will be purchasing as a portfolio manager, please check the box and complete the Additional Undertaking and Certification set out
       below.                                                [  ]

Dated at                               on                                      .
        -------------------------------  --------------------------------------

                                         ---------------------------------------
                                         (Name of Purchaser - please print)

                                         ---------------------------------------
                                         (Authorized Signature)

                                         ---------------------------------------
                                         (Official Capacity - please print)

                                         ---------------------------------------
                                         (please print name of individual whose
                                         signature appears above, if different
                                         from name of purchaser printed above)

Additional Undertaking and Certification - Portfolio Manager:

If the undersigned is a portfolio manager purchasing as agent for accounts that are fully managed by it, the undersigned acknowledges that it is bound by the provisions of the Securities Act (British Columbia) (the "Act"), and undertakes to comply with all provisions of the Act relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports pursuant to Section 111 of the Act.

If the undersigned carries on business as a portfolio manager in a jurisdiction outside of Canada, the undersigned certifies that:

      a) it is purchasing securities of the Issuer on behalf of managed accounts over which it has absolute discretion as to purchasing and selling, and in respect of which it receives no instructions from any person beneficially interested in such accounts or from any other person;

      b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a
          "portfolio manager" business) in                      [jurisdiction],
                                          ----------------------
          and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

      c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

      d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000;

      e) it does not believe, and has no reasonable grounds to believe, that any resident of British Columbia has a beneficial interest in any of the managed accounts for which it is purchasing; and

      f) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

Dated at                               on                                      .
        -------------------------------  --------------------------------------

                                         ---------------------------------------
                                         (Name of Purchaser - please print)

                                         ---------------------------------------
                                         (Authorized Signature)

                                         ---------------------------------------
                                         (Official Capacity - please print)

                                         ---------------------------------------
                                         (please print name of individual whose
                                         signature appears above, if different
                                         from name of purchaser printed above)

                            THIS IS NOT A PUBLIC DOCUMENT
                                    ---

              EMPLOYMENT AGREEMENT


This Agreement is made as of the 19th day of March, 1998.

Between:

ROBERT RIEDER of 1111 Canyon Boulevard, North Vancouver, B.C., V7R 2K5

(hereinafter referred to as the "Employee") and NORTRAN PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at 700 - 625 Howe Street, Vancouver B.C. V6C 2T6

(hereinafter referred to as the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The parties wish by this agreement to record the terms and conditions on which the Employee has agreed to serve as President and Chief Executive Officer for the Company.

NOW THEREFORE in consideration of the mutual covenants contained in this agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.0   Employment

Scope

1.01 The Company agrees to employ and the Employee agrees to serve the Company as President and Chief Executive Officer, during the Term.

Term

1.02 The term of this Agreement shall commence April 16, 1998 until this Agreement is terminated in accordance with Part 4.0 (the "Term").
Reporting

1.03 The Employee shall report to and be directly responsible to the Board of Directors (the

"Board") of the Company.

Outside Directorships; Professional Development

1.04 The Employee will be permitted to accept up to two outside directorships, and also to engage in reasonable professional development activities in addition to the duties described below.

2.0  Compensation

Salary

2.01 The Company agrees to pay the Employee and the Employee agrees to accept as remuneration for his services an annual salary in the amount of CDN$200,000 in the first year payable by equal monthly installments, exclusive of any other benefits referred to herein. The salary will be reviewed annually. "Annual salary" shall not include any other compensation such as bonus, stock options or benefits.

New Stock Options

2.02 Subject to receipt by the Company of shareholder and regulatory approval, the Company will grant the Employee an option to purchase up to 600,000 common shares in the capital of the Company. The options will vest to the Employee over four years, with 120,000 shares vesting immediately and 120,000 shares vesting on each subsequent anniversary of this Agreement, subject to the terms and conditions set out in the Company's Incentive Share Option Plan (the "Plan") . It is understood the Plan is currently under review and expected to be voted on by Company's members at its annual general meeting in May, 1998.

Current Stock Options

2.03 The incentive stock options granted by the Company to the Employee prior to the date of this Agreement shall terminate on the commencement date of the Term except that the portion of such stock options which has vested as of the commencement date of the Term shall be exercisable by the Employee for a period of 30 days thereafter.

Bonus

2.04 The Employee may be eligible for an annual bonus, if certain objectives agreed between the Board and the Employee are met, which will be based upon options to purchase up to 50,000 common shares per year on the terms to be determined in accordance with the Plan. The amount of the bonus, if any, will be determined by the Board.

Benefits

2.05 The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other senior officers of the Company.

Vacation

2.06 The Employee shall be entitled to four weeks vacation annually to be scheduled when mutually agreed by the parties.

Expenses

2.07 The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred by him in the normal discharge of his duties for the Company. Reimbursement shall be paid against an itemized statement of expenses together with supporting invoices where applicable.

3.0   Obligations of the Employee

Duties

3.0l   The Employee shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the Board consistent with his employment and status as President and Chief Executive Officer.

Authority

3.02 The Employee is authorized, subject to the other provisions of this Agreement to do all acts and things that the Employee in his discretion deems necessary or desirable to carry out his duties provided that the Employee will not make purchases or authorize work without the Company's approval unless the expenditure has been authorized in a budget approved by the Board, or the expenditure arises in circumstances which constitute an emergency requiring immediate action for the protection of the Company.

Books and Records

3.03 The Employee will cause to be maintained accurate and complete books and records of the Business, preserving all accounts, records, invoices, receipts, vouchers, books, files, and other documents in an orderly and organized manner available for inspection at any time by any member of the Board.

Access to Information

3.04 The Company will provide the Employee with all information and access to documents and premises as are available and are requested by the Employee to enable him to perform his duties.

Indemnity by the Company

3.05 The Company will indemnify the Employee against any and all claims, losses, actions, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable legal fees), arising by the Employee carrying out his duties or authority, except those which arise from fraudulent acts or omissions by the Employee. This indemnity shall survive termination of this Agreement.

Imported Intellectual Property

3.06 The Employee agrees that he will not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations or other intellectual property which is the property of any previous employer.

Ownership of Work Product

3.07 Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities prepared, produced, developed, or acquired at the Employee's direction or by the Employee, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.08 The Employee will disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments or papers necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all countries.

Confidentiality

3.09 The Employee will not disclose any Work Product to any person unless expressly authorized by the Company in writing. The Employee will comply with such directions as the Company shall make to ensure the confidentiality of all Work Product.

Competition

3.10 The Employee agrees not to compete with the Company in any way for the longer of:

a. the period in respect of which he is receiving compensation on termination as set out in clause 4.05; or

b.   twelve (12) months following the date of termination of his employment,

without the written consent of the Company. This means the Employee will not individually or in partnership or conjunction with any other person or persons, fin-n or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit his name to be used in any research activity or otherwise in competition with the Company.

4.0   Termination

By the Employee

4.01 The Employee may terminate this Agreement and his employment by giving, the Company three (3) months' written notice. Monies owed by the Employee to the Company up to the date of termination shall be then paid by the Employee to the Company.

By the Company

4.02 Subject to clause 1.02, the Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

a. for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: wilful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and


b. if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.



<PAGE
Page 216


Notice of Termination

4.03   The Company shall communicate termination by written Termination
Advice. "Termination Advice" means a notice which indicates the specific termination provision of this Agreement relied upon and sets forth in reasonable detail the facts and circumstances to provide a basis for the termination. No purported termination shall be effective without a Termination Advice.

Duties Upon Termination

4.04   If this employment is terminated, the Employee agrees to deliver to the
Company:

b. a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination; and

c. all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.

Compensation on Termination

4.05 If the Company terminates the employment of the Employee without cause, the Company shall pay to the Employee a severance amount (the "Severance Amount"), at the rate in effect on the date of the Notice of Termination equal to:

a. in the first twelve months of the Term, eight months remuneration in lieu of notice;

b.   if in the second twelve month period, ten months remuneration; and

c.   if after the second twelve month period, twelve months remuneration.

The Severance Amount shall be accepted by the Employee in full and complete satisfaction of any claims to severance pay, pay in lieu of notice or damages for dismissal, termination pay, any redundancy payment to which the Employee may then be entitled, and any other compensation or payment to which the Employee may be entitled pursuant to any claim that he may have on the grounds of constructive, wrongful or unfair dismissal or any other claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement

The Employee may elect to have the Severance Amount paid to him in a single lump sum which shall be paid within thirty (30) days of the date of election.

Mitigation

4.06 The Employee need not mitigate any payments provided in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment created by this clause be reduced by any compensation earned by the Employee through employment permitted by this Agreement with another employer after the date of termination or otherwise.

5.0   Dispute Resolution

5.01 All questions or matters in dispute shall be resolved by mediation and, if mediation is not successful within thirty (30) days, be finally determined by arbitration using a single arbitrator following the rules of the British Columbia Center for Commercial Arbitration.

6.0   Miscellaneous

6.01   The laws of British Columbia and Canada shall govem this Agreement.

6.02   This Agreement is not assignable by either party.

6.03 This Agreement shall enure to the benefit of and be enforceable by the Employee's legal representatives, executors, administrators, heirs, and successors. If the Employee should die while any amounts are still payable to him under this agreement, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his legal representatives, executors, administrators, heirs, and successors or, if there be no such designee, to his estate.

6.04 This Agreement represents the entire Agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

6.05 Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or forty-eight (48) hours after being mailed in Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on page one of this letter or at such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon actual receipt; and provided that if there is interruption in the ordinary postal service, all notices shall be delivered and not mailed.

6.06 Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

6.07   Time shall be of the essence.

6.08   All references herein to dollar amounts refer to Canadian funds.

6.09 The recitals are an integral part of the Agreement and incorporated by reference.

6.10 The Agreement is subject to all necessary regulatory approvals and acceptances.

7.0   Agreement Voluntary and Equitable

7.01 Each of the parties acknowledge and declare that they have carefully reviewed and understand this Agreement including the Employee's rights upon termination and the restrictions on the Employee after termination, and acknowledge and agree that the terms are mutually fair and equitable. Each party was fully and plainly instructed to obtain independent legal and tax advice and each of them acknowledge that they have executed voluntarily understanding the nature and effect of this Agreement after receiving such advice.

In Witness Whereof the Company has caused its corporate seal to be affixed by and in the presence of its duly authorized officers on that behalf and the Employee has set his hand and seal as of the day and year first above written.

SIGNED, SEALED AND DELIVERED)
by the employee in the presence of:   )
                                      )
 /s/Sheila Grant                      )
--------------------------------------)
Signature                             )
                                      )
Sheila Grant                          )
--------------------------------------)
Name                                  )
                                      )             /s/Bob Rieder
                                      )          ------------------------
c/o Nortran Pharmaceuticals           )             ROBERT RIEDER
--------------------------------------)
Address                               )
                                      )
Business Manager                      )
--------------------------------------)
Occupation                            )


NORTRAN PHARMACEUTICALS INC.
By its Authorized signatory:


   /s/Michael Walker
---------------------------------------

                                   Schedule "A"

Duties and Responsibilities of the President and Chief Executive Officer of the Company

Services
The Employee is expected to be engaged full time in this position subject to the outside directorships and professional development activities contemplated by clause 1.04.

The Employee's primary duties will relate to the supervision and guidance of the Business. The Employee shall select and evaluate the Company's activities and report to and advise the Board concerning same.

Specifically the Employee will:

1 .   negotiate, enter into and supervise the performance of contracts for, on behalf of, or in the name of the Company;

2. engage support personnel, and other agents as may be necessary for the proper administration and operation of the Business;

3 .   hire, train, and discipline as and when required the employees and other personnel the Employee considers reasonable and necessary for the Business;

4. notify the Board promptly of any lawsuit, government order or action, or any threat thereof that becomes known to the Employee that might adversely affect the interest of the Company, provided that in the case of a threat, actual steps to enforce such threat must either have become known to the Employee or appear imminent;

5 .     assist the Company in complying with all applicable present and future laws, orders, rules, and regulations, it being understood that the Employee shall not be responsible for the Company's failure to comply unless he is negligent or has committed a willful act or omission in the perfon-nance of his duties;

6. give general business and technical advice concerning the Business and the affairs of the Company and long term planning, development and realization of strategy development;

7. assist in the purchase and operation of equipment the Company may require;

8 .   establish budgets, financial plans, and financial controls or assist the
Company in obtaining such services for the review and approval of the Board. If there is any material change to any of these items the Employee will promptly prepare and submit to the Board revisions reflecting the material change;

9. create, implement, manage, and operate all internal systems relating to finances, human resources, inventory, money management and cash flow pertaining to the operation of the Company and the Business;

10. provide and supervise office administration, medical and laboratory professional and technical staff, secretarial, and bookkeeping services;

11.   attend to the purchase and sale of capital assets of the Company;

12. assist the Company in obtaining and maintaining financing for its activities;

13. assist the Company to obtain, develop, and maintain contacts with other persons, government agencies or companies who might assist in developing and meeting business and corporate objectives;

14. undertake public relations and communication campaigns to make the public, medical practitioners and researchers aware of the Company and the Business;

15. perform all other functions relating to administration and promotion as in his opinion as approved by the Board may advance the interests of the Company; and

16. exercise all other powers and perform all other duties normally incident to the office of President and Chief Executive Officer, execute all documents required to implement his duties as President and Chief Executive Officer of the Company, including but not limited to agreements, requisitions, orders for the supply of equipment or services, reports, et cetera and exercise such other powers and perform such other duties as from time to time may be assigned to him by the Board.

Without limiting the above, the Employee acknowledges that his achievements during the first year of this Agreement are expected to include the following:

1 .   listing the Company for trading on The Toronto Stock Exchange; and

2. raising at least $8,000,000 of additional equity to finance the Company's further operations.

                                                          Page 1 of 2
Page 221

                  AMENDMENT


Effective and valid as of March 20, 2001 by and between


Robert Rieder of #407-1477 Fountain Way, Vancouver, BC. V6H 3W9
(hereinafter referred to as the "Employee")

and,

Nortran Pharmaceuticals Inc., 3650 Wesbrook Mall, Vancouver BC V6S 2L2 (hereinafter referred to as the "Company")


WHEREAS

1. The parties have entered into an employment agreement as of March 19, 1998 (the "Agreement");

2. The Company is contemplating certain transactions which could result in a Change of Control as defined below; and

3. The Company wishes to motivate the Employee to diligently pursue such Change of Control transactions.


NOW THEREFORE, the parties hereby agree to amend certain terms of the Agreement as follows (the "Amendments"):

1. The Company agrees to increase the annual salary of the Employee from $200,0000 to $245,000 starting January 1, 2001.

2. Upon a Change of Control of the Company, as defined below, the Employee shall be deemed to have been terminated, with the severance provisions defined in Section 3 hereof, provided the Employee remains available to the new entity, if required by the new entity, for up to 3 months after the Change of Control.

   Change of Control be defined as when:

i) there is an occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Corporation, or

ii) there is a merger or consolidation of the Corporation with one or more corporations as a result of which, immediately following such merger or consolidation, the shareholders of the Corporation as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

                                                          Page 2 of 2
Page 222


3. The Company agrees to pay the Employee and the Employee agrees to accept the following compensation package upon a Change of Control:

i) A cash compensation equivalent to two year of salary, payable on the effective date of termination;

ii) The following outstanding options be vested immediately upon the Change of Control:

a)   all options not subject to achievement of objectives or milestones; and
b)   50% of options subject to achievement of objectives not already achieved.

The expiry date of all of the above options shall be extended for 5 years from the date of Change of Control irrespectable whether the Employee stay in the new entity or not. The extension of expiry date shall not exceed the maximum term allowed under the Company's Stock Option Plan that options must be exercised no later than 10 years from the date of grant.

iii) All current coverage of medical and life insurance benefits, other than key man insurance, for the Employee shall continue for the period defined by the salary payment, or until they are employed elsewhere, whichever is earlier.


All conditions, obligations and provisions of the Agreement will continue to be in force until the later termination date.




/s/Robert Rieder                          /s/Dr. Michael Walker
--------------------------                ---------------------------
Employee's Signature                      Authorized Signatory
                                          Nortran Pharmaceuticals Inc.

May 31, 2001                              May 31, 2001
--------------------------                ---------------------------
Date                                      Date

THIS EMPLOYMENT AGREEMENT is made as of the 24th day of November, 1998.

Between:

GREGORY N. BEATCH, of
3635 West 20th Avenue
Vancouver, BC

(the "Employee")

and

NORTRAN PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at Suite 700, 625 Howe Street, Vancouver B.C. V6C 2T6

(the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The Company and the Employee previously entered into an agreement dated the 25th day of June, 1997 (the "First Agreement");

C. The parties wish to terminate the First Agreement and enter into this Agreement to record the terms and conditions of the Employee's employment with the Company.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties agree as follows:


1.      Employment

Scope

1.1 Subject to the terms of this Agreement, the Company agrees to employ the Employee, and the Employee agrees to serve the Company, during the Term (hereinafter defined). This Agreement supercedes the First Agreement. Paragraphs 11 through 16 (inclusive) of the First Agreement shall survive its termination.

Term

1.2 The term of this Agreement (the "Term") shall commence on June 1, 1998 and shall continue until this Agreement is terminated in accordance with Part 4. However the parties agree that the Employee's employment with the Company commenced on June 25, 1997, as Vice President Research. The parties further agree that the termination of the First Agreement upon the execution of this Agreement does not constitute a dismissal of the Employee or an interruption of the Employee's employment with the Company.

Reporting

1.3 The Employee shall report and be directly responsible to the Company's President or such other senior officer as the President may designate.


2.     Compensation

Salary

2.1 The Employee shall be paid an annual salary in the amount of Cdn $125,000 for the Employee's services, payable semi-monthly in arrears.

Benefits

2.2 The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other employees of the Company.

Vacation

2.3 The Employee shall be entitled to 3 weeks paid vacation annually, to be taken in accordance with the Company's vacation policy. This vacation to be scheduled when mutually agreed by the parties.

Expenses

2.4 The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred in the normal discharge of the Employee's duties for the Company. Reimbursement will be paid against an itemized statement of expenses together with supporting invoices where reasonably obtainable.

Statutory Deductions

2.5 All payments to be made by the Company to, and benefits received by, the Employee shall be subject to all applicable statutory deductions for taxes, unemployment insurance and pension contributions, and such other deductions as may be agreed upon by the parties for private insurance, medical and dental plans.

Options

2.6 In accordance with Company policy, 130,000 employee stock options have been granted to the Employee.

3.      Obligations of the Employee

Duties

3.1 The Employee shall act as Vice President Research, and shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to the Employee by the President or by such senior officer as designated by the President.

Imported Intellectual Property

3.2 The Employee agrees to not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations or other intellectual property which is the property of any previous employer.

Ownership of Work

3.3 Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities relating to the Company's present or intended business, prepared, produced, developed, or acquired by the Employee or at the Employee's direction, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.4 The Employee shall promptly disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments and other documents necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all jurisdictions. If the Company is unable, after reasonable effort, to secure the Employee's signature on any such instruments or other documents, the Employee hereby irrevocably designates and appoints the Company on his behalf to execute, verify and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, and other rights and protections with the same legal force and effect as if executed by the Employee.

Confidentiality

3.5 The Employee agrees during the Term and for a period of five years thereafter, to refrain from discussing, except with other employees and officers of the Company and only to the extent necessary to carry out any required work, any and all technical or confidential information or data, trade secrets, processes, products, formulae, Work Product, inventions, other intellectual property or property of any kind whatsoever belonging to the Company, whether patentable or unpatentable, conceived, obtained, made or developed by or with the knowledge of the Employee during his/her employment with the Company with any person, without the specific prior authorization to do so by the President of the Company during the Term or thereafter. The Employee further agrees that he/she shall not conduct interviews with the media, publish works or discuss the nature of the Company's business with any person, except with other employees and officers of the Company and only to the extent necessary to carry out any required work, without the specific prior authorization by the President of the Company to do so. The Employee understands that the Company will, from time to time, receive information from third parties ("Third Party Information") that is confidential or proprietary and that is subject to restrictions on the Company's use and disclosure. The employee shall hold Third Party Information in the strictest confidence and shall not disclose or use Third Party Information except as permitted by agreement between the Company and the relevant third party, unless expressly authorized, in writing, to act otherwise by a senior officer of the Company.

Competition

3.6 The Employee shall not compete with the Company in any manner for a period of 24 months following the conclusion of the Term, without the written consent of the Company. This means the Employee shall not individually or in partnership or conjunction with any other person or persons, firm or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit the Employee's name to be used in any research activity or otherwise in competition with the Company.

Nonsolicitation

3.6 During the term of this Agreement and for one (1) year after its termination, the Employee will not personally or through others recruit, solicit or induce any employee, advisor or consultant of the Company to terminate his or her relationship with the Company


4.     Termination

By the Employee or the Company

4.1 Either party may terminate this Agreement and the Employee's employment with the Company (the "Termination") by giving the other party at least 3 months advance written notice. Monies owed by either party to the other up to the conclusion of the Term shall be then paid by the party owing the same on or before the effective date of Termination.

By the Company

4.2 The Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

(a) for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: willful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and

(b) if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.

Notice of Termination

4.3 Notice of Termination shall be communicated by written Termination Advice. "Termination Advice" means a notice which specifies the final day of the Employee's employment with the Company, signed by the party giving the notice of Termination. No purported Termination shall be effective without a Termination Advice.

Duties Upon Termination

4.4 On or before the effective date of Termination, the Employee shall promptly deliver to the Company-

(a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the effective date of Termination; and

(b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.


5.     Miscellaneous

5.1 This Agreement shall be governed by the laws of British Columbia and the laws of Canada applicable therein.

5.2 This Agreement is not assignable by either party. An assignment by operation of law shall be deemed not to be an assignment for the purposes of this Agreement.

5.3 If the Employee should die while any amounts are still payable to or by the Employee, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Employee's legal representatives, executors, administrators, heirs, or, if there be no such designee, to the Employee's estate.

5.4 This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements the Employee may have had with the Company or any of its officer or agents.

5.5 Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or three business days after the date on which it was mailed within Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on the first page of this Agreement or at such other address as may be specified in writing to the other party, except that notice of a change of address shall be effective only upon actual receipt. Notwithstanding the foregoing, if there is an interruption in postal service, all notices shall be personally delivered during the period of interruption.

5.6 Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

5.7     Time shall be of the essence.

5.8 The obligations set forth in section 3 shall survive the expiry date or earlier termination of this Agreement.

5.9 If the Employee is an insider of the Company, the Company's obligations under this Agreement shall be subject to the Company's receipt of all necessary regulatory approvals to the Agreement.

6.     Agreement of Voluntary and Equitable

6.1 Each of the parties acknowledge that they have carefully reviewed and understand the provisions of this Agreement, including but not limited to the restrictions on the Employee after termination of this Agreement, and the parties acknowledge and agree that the terms are mutually fair and equitable. It was fully and plainly recommended to the Employee that independent legal and tax advice be obtained prior to entering into this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
By the Employee in the presence of:

/s/Sheila Grant                          )
-----------------------------------------)
Signature                                )
                                         )          /s/Greg Beatch
                                         )          ----------------------
Sheila Grant                             )          Employee's Signature
-----------------------------------------)
Name                                     )
                                         )
c/o Nortran Pharmaceuticals Inc.         )          /s/Bob Rieder
-----------------------------------------)          ----------------------
Address                                  )          Authorized Signature

NORTRAN PHARMACEUTICALS INC.

                                    Schedule "A"

                    Employee's Duties and Responsibilities

Services

The Employee's services shall be provided to the Company on a full time basis.

The Employee's primary duties will relate to the research of the Company's science. The Employee's duties will also include participation in the management of the development of the Company's products.

Specifically, the Employee's duties shall include (but not be limited to) the following:

Responsible for initiating, directing and executing the scientific research strategy for the Company, through research staff which are critical to corporate strategies and image. Investigates the feasibility of applying a wide variety of scientific principles and concepts to potential inventions, products and problems. Plans and executes laboratory research. Maintains broad knowledge of state-of-the-art principles and theory. Makes major contributions to scientific literature and conferences. Serves as in-house consultant. Acts as spokesperson on corporate research and development. Acts as advisor to top management on scientific issues. Participates in development of patent applications. Participates in product development strategy for the Company. Responsible for management and professional development of research group. Interfaces with various departments. As part of senior management group, contributes to key decisions which govern the overall strategic plan for the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                              NORTRAN PHARMACEUTICALS INC.
                                        (REGISTRANT)


Date:  June 5, 2001

                                                              /s/ Christina Yip

                                                    ----------------------------

                                                                   Christina Yip
                                                             Corporate Secretary